UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8):

☒ (CanElson Drilling Inc.)

CanElson Drilling Inc.
EMR Drilling Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

CanElson Drilling Inc.
(Name of Person(s) Furnishing Form)

Common Shares
Common Shares
(Title of Class of Subject Securities)

137508
Not Applicable
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Notice of Special Meeting of Shareholders of CanElson Drilling Inc. to be held on December 9, 2008, Notice of Special Meeting of Shareholders of EMR Drilling Inc. to be held on December 9, 2008and Joint Management Information Circular of CanElson Drilling Inc. and EMR Drilling Inc. (the "Circular")
- CanElson Letter of Transmittal
- CanElsonForm of Proxy
- EMR Letter of Transmittal
- EMR Form of Proxy

Item 2. Informational Legends

See page vii of the Circular.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF CANELSON DRILLING INC.

TO BE HELD ON DECEMBER 9, 2008

and

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF EMR DRILLING INC.

TO BE HELD ON DECEMBER 9, 2008

and

JOINT MANAGEMENT INFORMATION CIRCULAR

CANELSON DRILLING INC.

and

EMR DRILLING INC.

October 29, 2008

This joint management information circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by and on behalf of the management of CanElson Drilling Inc. ("**CanElson**") for use at the special meeting of CanElson shareholders and by and on behalf of the management of EMR Drilling Inc. ("**EMR**") for use at the special meeting of EMR shareholders to be held at the times and places and for the purposes set out in the accompanying notices of meetings.

Please read carefully this Information Circular, including its appendices. Such documents contain detailed information regarding, among other things, the amalgamation of CanElson and EMR (the "**Amalgamation**") that the shareholders of CanElson and EMR will be voting on at their respective meetings. The Amalgamation is intended to constitute the Qualifying Transaction of CanElson under the policies of the TSX Venture Exchange.

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Proposed Qualifying Transaction described in this Information Circular.

TABLE OF CONTENTS

APPENDICES

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF CANELSON DRILLING INC.

NOTICE IS HEREBY GIVEN THAT a special meeting (the "**CanElson Meeting**") of the holders of common shares ("**CanElson Shares**") of CanElson Drilling Inc. ("**CanElson**") will be held at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time), on Tuesday, December 9, 2008 for the following purposes:

1. to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "**CanElson Amalgamation Resolution**"), the full text of which is set forth in Appendix A of the accompanying joint management information circular of CanElson and EMR dated October 29, 2008 (the "**Information Circular**") approving the amalgamation agreement dated October 7, 2008, as amended November 3, 2008, between CanElson and EMR, pursuant to which CanElson and EMR will amalgamate (the "**Amalgamation**") under the provisions of the *Business Corporations Act* (Alberta) (the "**ABCA**") and continue as a new corporation ("**Amalco**"), all as more particularly described in the Information Circular;

2. conditional upon the CanElson Amalgamation Resolution being approved, to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the stock option plan attached as Appendix D to the Information Circular as the stock option plan of Amalco; and

3. to transact any such further and other business as may properly be brought before the CanElson Meeting or any adjournment thereof.

The nature of the business to be transacted at the CanElson Meeting and the specific details regarding the Amalgamation are described in further detail in the Information Circular, including the appendices thereto.

The record date for the determination of shareholders entitled to receive notice of and to vote at the CanElson Meeting or any adjournment thereof is October 24, 2008 (the "**CanElson Record Date**"). Holders of CanElson Shares ("**CanElson Shareholders**") whose names have been entered in the register of CanElson Shareholders at the close of business on the CanElson Record Date will be entitled to receive notice of and to vote at the CanElson Meeting, provided that, to the extent a CanElson Shareholder transfers the ownership of any of his or her CanElson Shares after such date and the transferee of those shares establishes that he or she owns such shares and requests, not later than 10 days before the CanElson Meeting, to be included in the list of CanElson Shareholders eligible to vote at the CanElson Meeting, such transferee will be entitled to vote those shares at the CanElson Meeting.

A registered CanElson Shareholder may attend the CanElson Meeting in person or may be represented by proxy. CanElson Shareholders who are unable to attend the CanElson Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying instrument of proxy for use at the CanElson Meeting or any adjournment thereof. **To be effective, the enclosed instrument of proxy must be mailed so as to reach or be deposited with Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the CanElson Meeting or any adjournment thereof.**

The persons named in the enclosed instrument of proxy are directors and/or officers of CanElson. **Each CanElson Shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him or her and on his or her behalf at the CanElson Meeting.** To exercise such right, the names of the nominees of management should be crossed out and the name of the CanElson Shareholder's appointee should be legibly printed in the blank space provided.

Registered CanElson Shareholders have the right to dissent with respect to the CanElson Amalgamation Resolution and, if the CanElson Amalgamation Resolution becomes effective, to be paid the fair value of their CanElson Shares in accordance with section 191 of the ABCA. A registered CanElson Shareholder's right to dissent is more particularly described in the Information Circular and the text of section 191 of the ABCA is set forth in Appendix J to the Information Circular. A dissenting CanElson Shareholder must deliver to CanElson, c/o its counsel, Borden Ladner Gervais LLP, 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Daniel Kolibar, a written objection to the CanElson Amalgamation Resolution, at or prior to the CanElson Meeting or any adjournment thereof in order to be effective. Please refer to the Information

Circular under the heading *"Information Concerning the Amalgamation – Right of Dissent"* and Appendix J for a description of the right to dissent in respect of the Amalgamation.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of the right to dissent. Persons who are beneficial owners of CanElson Shares, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of CanElson Shares are entitled to dissent. Accordingly, a beneficial owner of CanElson Shares desiring to exercise the right of dissent must make arrangements for the CanElson Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the CanElson Amalgamation Resolution is required to be received by CanElson or, alternatively, make arrangements for the registered holder of such CanElson Shares to dissent on behalf of the holder.

DATED at Calgary, Alberta, this 29th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Elson McDougald"*
President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF EMR DRILLING INC.

NOTICE IS HEREBY GIVEN THAT a special meeting (the "**EMR Meeting**") of the holders of common shares ("**EMR Shares**") of EMR Drilling Inc. ("**EMR**") will be held at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W., Calgary, Alberta, at 9:30 a.m. (Calgary time), on Tuesday, December 9, 2008 for the following purposes:

1. to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "**EMR Amalgamation Resolution**"), the full text of which is set forth in Appendix B of the accompanying joint management information circular of EMR and CanElson dated October 29, 2008 (the "**Information Circular**") approving the amalgamation agreement dated October 7, 2008, as amended November 3, 2008, between EMR and CanElson, pursuant to which EMR and CanElson will amalgamate (the "**Amalgamation**") under the provisions of the *Business Corporations Act* (Alberta) (the "**ABCA**") and continue as a new corporation ("**Amalco**"), all as more particularly described in the Information Circular;

2. conditional upon the EMR Amalgamation Resolution being approved, to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the stock option plan attached as Appendix D to the Information Circular as the stock option plan of Amalco; and

3. to transact any such further and other business as may properly be brought before the EMR Meeting or any adjournment thereof.

The nature of the business to be transacted at the EMR Meeting and the specific details regarding the Amalgamation are described in further detail in the Information Circular, including the appendices thereto.

The record date for the determination of shareholders entitled to receive notice of and to vote at the EMR Meeting or any adjournment thereof is October 24, 2008 (the "**EMR Record Date**"). Holders of EMR Shares ("**EMR Shareholders**") whose names have been entered in the register of EMR Shareholders at the close of business on the EMR Record Date will be entitled to receive notice of and to vote at the EMR Meeting, provided that, to the extent an EMR Shareholder transfers the ownership of any of his or her EMR Shares after such date and the transferee of those shares establishes that he or she owns such shares and requests, not later than 10 days before the EMR Meeting, to be included in the list of EMR Shareholders eligible to vote at the EMR Meeting, such transferee will be entitled to vote those shares at the EMR Meeting.

A registered EMR Shareholder may attend the EMR Meeting in person or may be represented by proxy. EMR Shareholders who are unable to attend the EMR Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying instrument of proxy for use at the EMR Meeting or any adjournment thereof. **To be effective, the enclosed instrument of proxy must be mailed so as to reach or be deposited with Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the EMR Meeting or any adjournment thereof.**

The persons named in the enclosed instrument of proxy are directors and/or officers of EMR. **Each EMR Shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him or her and on his or her behalf at the EMR Meeting.** To exercise such right, the names of the nominees of management should be crossed out and the name of the EMR Shareholder's appointee should be legibly printed in the blank space provided.

Registered EMR Shareholders have the right to dissent with respect to the EMR Amalgamation Resolution and, if the EMR Amalgamation Resolution becomes effective, to be paid the fair value of their EMR Shares in accordance with section 191 of the ABCA. A registered EMR Shareholder's right to dissent is more particularly described in the Information Circular and the text of section 191 of the ABCA is set forth in Appendix J to the Information Circular. A dissenting EMR Shareholder must deliver to EMR, c/o its counsel, Borden Ladner Gervais LLP, 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Daniel Kolibar, a written objection to the EMR Amalgamation Resolution, at or prior to the EMR Meeting or any adjournment thereof in order to be effective. Please refer to the Information Circular under the heading

***"Information Concerning the Amalgamation – Right of Dissent"* and Appendix J for a description of the right to dissent in respect of the Amalgamation.**

Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of the right to dissent. Persons who are beneficial owners of EMR Shares, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of EMR Shares are entitled to dissent. Accordingly, a beneficial owner of EMR Shares desiring to exercise the right of dissent must make arrangements for the EMR Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the EMR Amalgamation Resolution is required to be received by EMR or, alternatively, make arrangements for the registered holder of such EMR Shares to dissent on behalf of the holder.

DATED at Calgary, Alberta, this 29th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Randy Hawkings"*
President and Chief Operating Officer

JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished to CanElson Shareholders and EMR Shareholders in connection with the solicitation of proxies by management of both companies for use at the CanElson Meeting and EMR Meeting to be held on December 9, 2008, at the times and places and for the purposes set forth in the Notices of Meetings accompanying this Information Circular.

All summaries of, and references to, the Amalgamation in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement, a copy of which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Amalgamation Agreement.**

You should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with your own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

All capitalized terms used in this Information Circular but not otherwise defined herein shall have the meanings ascribed to such terms under *"Glossary of Terms"*. The information contained in this Information Circular is given as of October 29, 2008, except where otherwise noted.

Forward-Looking Information

This Information Circular contains certain statements or disclosures that may constitute forward-looking information under applicable securities laws (collectively, "**forward-looking information**"). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of CanElson, EMR or Amalco, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as "forecast", "future", "may", "will", "expect", "anticipate", "believe", "potential", "enable", "plan", "continue", "contemplate", "should", "intend" or other comparable terminology. In particular, this Information Circular contains forward-looking information relating to: the anticipated benefits resulting from the completion of the Amalgamation; the Effective Date; the nature of Amalco's operations following the Amalgamation; the business plans and objectives of EMR and Amalco with respect to future operations; the timing for completion and cost of drilling rigs under construction; sources of income; forecasts of capital expenditures, including drilling rig construction and general and administrative expenses; expectations regarding the ability of Amalco to raise capital; and forecast business results and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to CanElson, EMR or Amalco, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Information Circular in connection with the statements or disclosure containing the forward-looking information. The material factors and assumptions include:

- oil and natural gas production levels;
- no significant adverse changes in economic conditions that influence the demand of oil and natural gas;
- no significant adverse changes in commodity prices;
- no unforeseen changes in the legislative and operating framework for the business of CanElson, EMR or Amalco, as applicable;
- a stable competitive environment; and

- no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in this Information Circular is based (in whole or in part) upon factors which may cause actual results, performance or achievements of CanElson, EMR or Amalco, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While CanElson, EMR and Amalco do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

- the failure to realize the anticipated benefits of the Amalgamation;
- the inability to obtain the required consents or approvals in respect of the Amalgamation, including the approval of the shareholders of each of CanElson and EMR and the approval of the Exchange of the Amalgamation as CanElson's Qualifying Transaction;
- fluctuations in the price and demand for oil and natural gas;
- fluctuations in the level of oil and natural gas exploration and development activities;
- fluctuations in the demand for contract drilling;
- the effect of weather conditions on operations;
- the existence of competitive operating risks inherent in contract drilling;
- the ability of Amalco to fund capital expenditures; and
- legislative and regulatory developments that may affect costs, revenues and global capital markets activity and general economic conditions in geographic areas where Amalco operates.

CanElson, EMR and Amalco caution the reader that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of CanElson, EMR and Amalco, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information are disclosed in CanElson's publicly filed documents and under the headings "*Information Concerning EMR – Risk Factors*" and "*Information Concerning the Resulting Issuer (Amalco) – Risk Factors Relating to Amalco's Business*" in this Information Circular.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP, requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The forward-looking information contained in this Information Circular is made as of the date hereof and CanElson, EMR and Amalco are not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

Information for United States Shareholders

Securities Considerations

The Amalgamation involves the securities of two Canadian issuers and is subject to the disclosure requirements of Canada which are different from those in the United States. The Amalco Shares to be issued to United States Shareholders under the Amalgamation have not been registered under the *United States Securities Act of 1933*, as amended (the "**1933 Act**") and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of proxies is not subject to the requirements of section 14(a) of the *United States Securities Exchange Act of 1934*, as amended (the "**1934 Act**"). The Amalco Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for the securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.**

The financial statements included in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. The financial statements included and incorporated by reference herein have not been reconciled to U.S. generally acceptable accounting principles.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that CanElson and EMR are organized under the laws of a jurisdiction outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of CanElson and EMR and such persons may be located outside the United States. You may not be able to sue a foreign company or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

U.S. Tax Considerations

Shareholders should be aware that the completion of the Amalgamation and the ownership of securities of Amalco resulting therefrom may have tax consequences in the United States. Shareholders that are subject to United States taxation should consult their own tax advisor concerning the United States federal, state and local income tax consequences of such matters.

NO SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE HAS PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized words and terms have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant to the ABCA;

"**affiliate**" means a company that is affiliated with another company as described below:

A company is an "affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

A company is "controlled" by a person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that person, or

(b) an affiliate of that person or an affiliate of any company controlled by that person;

"**Amalco**" or "**Resulting Issuer**" means the continuing corporation to be constituted upon completion of the Amalgamation, to be named "CanElson Drilling Inc.";

"**Amalco Agent's Options**" means the agent's options to be issued by Amalco in exchange for the CanElson Agent's Options pursuant to the Amalgamation;

"**Amalco Agent's Warrants**" means the agent's warrants to be issued by Amalco in exchange for the EMR Agent's Warrants pursuant to the Amalgamation;

"**Amalco Board**" means the board of directors of Amalco;

"**Amalco Convertible Securities**" means, collectively, the Amalco Agent's Options, the Amalco Agent's Warrants and the Amalco Options convertible into Amalco Shares to be issued by Amalco pursuant to the Amalgamation;

"**Amalco Escrow Agreement**" means the value security escrow agreement in the form prescribed by the Exchange between Amalco, certain shareholders of Amalco and Olympia Trust Company acting as escrow agent, to be dated the Effective Date;

"**Amalco Option Plan**" means the stock option plan of Amalco under which options to purchase up to 10% of the issued and outstanding Amalco Shares may be issued in accordance with the policies of the Exchange, a copy of which is attached as Schedule D to this Information Circular;

"**Amalco Options**" means the options to be issued by Amalco in exchange for the CanElson Options and the EMR Options pursuant to the Amalgamation;

"**Amalco Securities**" means, collectively, the Amalco Shares and Amalco Convertible Securities;

"**Amalco Shares**" means the common shares in the capital of Amalco;

"**Amalgamation**" means the amalgamation of CanElson and EMR pursuant to section 181 of the ABCA as provided for in the Amalgamation Agreement;

"**Amalgamation Agreement**" means the amalgamation agreement dated October 7, 2008, as amended November 3, 2008, between CanElson and EMR, pursuant to which CanElson and EMR have proposed to amalgamate to form Amalco, a copy of which is set forth as Appendix C to this Information Circular;

"**Articles of Amalgamation**" means the Articles of Amalgamation with respect to the Amalgamation, substantially in the form attached as Schedule A to the Amalgamation Agreement;

"**associate**" when used to indicate a relationship with a person, means:

(a) an issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the person;

(c) any trust or estate in which the person has a substantial beneficial interest or in respect of which a person serves as trustee or in a similar capacity;

(d) in the case of a person who is an individual:

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person; but

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that member firm, member corporation or holding company;

"**Business Day**" means any day other than a Saturday or Sunday or a day when banks in the City of Calgary are not generally open for business;

"**Canadian GAAP**" means Canadian generally accepted accounting principles;

"**CanElson**" means CanElson Drilling Inc., a corporation incorporated under the ABCA;

"**CanElson Agent's Options**" means the outstanding agent's options of CanElson entitling the holder thereof to purchase an aggregate of 100,000 CanElson Shares at a price of $0.20 per CanElson Share for a period of 24 months from the date the CanElson Shares were listed on the Exchange;

"**CanElson Amalgamation Resolution**" means the special resolution in respect of the Amalgamation to be considered at the CanElson Meeting, substantially in the form attached as Appendix A to this Information Circular;

"**CanElson Board**" means the board of directors of CanElson;

"**CanElson Letter of Transmittal**" means the letter of transmittal to be used by CanElson Shareholders for the purpose of surrendering certificates representing CanElson Shares and exchanging them for certificates representing Amalco Shares;

"**CanElson Meeting**" means the special meeting of the CanElson Shareholders to be held to consider the CanElson Amalgamation Resolution and the Amalco Option Plan, and includes any adjournment(s) or postponement(s) thereof;

"**CanElson Option Plan**" means the existing stock option plan of CanElson;

"**CanElson Options**" means the outstanding options of CanElson entitling the holders to purchase an aggregate of 410,000 CanElson Shares at a price of $0.20 per CanElson Share and expiring on September 18, 2012;

"**CanElson Record Date**" means October 24, 2008;

"**CanElson Securities**" means, collectively, the CanElson Shares, the CanElson Options and the CanElson Agent's Options and "**CanElson Security**" means any one of them;

"**CanElson Shareholders**" means the holders of CanElson Shares;

"**CanElson Shares**" means the common shares in the capital of CanElson;

"**Certificate of Amalgamation**" means the Certificate of Amalgamation issued by the Registrar pursuant to subsection 185(4) of the ABCA in respect of the Amalgamation;

"**company**" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

"**Completion of the Qualifying Transaction**" means the date the Final Exchange Bulletin is issued by the Exchange;

"**Control Person**" means any person or company that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

"**CPC**" means a corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada,

(b) that has filed or obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with Policy 2.4; and

(c) in regard to which the Completion of the Qualifying Transaction has not yet occurred;

"**CPC Escrow Agreement**" means the escrow agreement dated September 8, 2008 between CanElson, Olympia Trust Company and certain of the CanElson Shareholders;

"**Depositary**" means Olympia Trust Company;

"**Dissenting Shareholders**" means either the CanElson Shareholders or the EMR Shareholders, as applicable, who exercise the right of dissent available to them in respect of the CanElson Amalgamation Resolution and the EMR Amalgamation Resolution, respectively;

"**Effective Date**" means the effective date of the Amalgamation, which shall be the date of the Certificate of Amalgamation;

"**EMR**" means EMR Drilling Inc., a corporation incorporated under the ABCA;

"**EMR Agent's Warrants**" means the outstanding agent's warrants of EMR entitling the holder thereof to purchase an aggregate of 900,000 EMR Shares at a price of $2.00 per EMR Share for a period of 24 months from the completion of a Liquidity Event (as defined in the certificate representing the EMR Agent's Warrants);

"**EMR Amalgamation Resolution**" means the special resolution in respect of the Amalgamation to be considered at the EMR Meeting, substantially in the form attached as Appendix B to this Information Circular;

"**EMR Board**" means the board of directors of EMR;

"**EMR Letter of Transmittal**" means the letter of transmittal to be used by EMR Shareholders for the purpose of surrendering certificates representing the EMR Shares and exchanging them for certificates representing Amalco Shares;

"**EMR Meeting**" means the special meeting of the EMR Shareholders to be held to consider the EMR Amalgamation Resolution and the Amalco Option Plan, and includes any adjournment(s) or postponement(s) thereof;

"**EMR Option Plan**" means the stock option plan of EMR;

"**EMR Options**" means the outstanding options of EMR entitling the holders to purchase an aggregate of 712,000 EMR Shares at a price of $2.00 per EMR Share expiring on September 8, 2010 and September 8, 2012;

"**EMR Record Date**" means October 24, 2008;

"**EMR Securities**" means, collectively, the EMR Shares, the EMR Options and the EMR Agent's Warrants and "**EMR Security**" means any one of them;

"**EMR Shareholders**" means the holders of EMR Shares;

"**EMR Shares**" means the common shares in the capital of EMR;

"**Exchange**" or "**TSX-V**" means the TSX Venture Exchange;

"**Final Exchange Bulletin**" means the Exchange bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction;

"**Information Circular**" means this joint management information circular of CanElson and EMR dated October 29, 2008 prepared in connection with the Meetings which describes, *inter alia*, the Amalgamation;

"**Insider**" if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of a company that is an insider or a subsidiary of the issuer;

(c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities;

"**Letter of Intent**" means the agreement entered into between CanElson and EMR dated September 25, 2008;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a company, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of the company, taken as a whole, and which change or effect may reasonably be expected to significantly reduce the value of the equity securities of the company other than a change or effect: (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by the company to the other party prior to the date hereof; (ii) resulting from conditions affecting the oil and gas industry as a whole; or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas, changes in taxation laws or currency exchange rates) in Canada, the United States or elsewhere;

"**Meetings**" means, collectively, the CanElson Meeting and EMR Meeting and "**Meeting**" means either one;

"**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

"**Non-Arm's Length Qualifying Transaction**" means a proposed Qualifying Transaction where the same party or parties or their respective associates and affiliates are control persons in both the CPC and in relation to the Significant Assets which are to be the subject of the proposed Qualifying Transaction;

"**Notice of CanElson Meeting**" means the Notice of CanElson Meeting that accompanies this Information Circular;

"**Notice of EMR Meeting**" means the Notice of EMR Meeting that accompanies this Information Circular;

"**Notices of Meetings**" means, collectively, the Notice of CanElson Meeting and the Notice of EMR Meeting;

"**person**" means a company or an individual;

"**Policy 2.4**" means Exchange Policy 2.4 - *Capital Pool Companies*;

"**Professional Persons**" means any person whose profession gives authority to a statement made by the person in such person's professional capacity and includes a barrister and solicitor, a public accountant, appraiser, valuator, auditor or engineer;

"**Qualifying Transaction**" means a transaction where a CPC acquires Significant Assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means;

"**Registrar**" means the Registrar appointed under the ABCA;

"**Saskatchewan Subsidiary**" means 101125856 Saskatchewan Ltd.;

"**Significant Assets**" means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange;

"**Subsidiary**" or "**Subsidiaries**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended; and

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

In this Information Circular, references to "dollars" or "$" are to the currency of Canada, unless otherwise indicated.

Words importing the singular number only include the plural and vice versa and words importing any gender include both genders.

SUMMARY

The following is a summary of the contents of this Information Circular including a summary of information relating to CanElson, EMR and Amalco after giving effect to the completion of the Amalgamation and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular. This summary is provided for convenience of reference only. CanElson Shareholders and EMR Shareholders are urged to review this Information Circular and its appendices in their entirety. Capitalized terms used herein and not otherwise defined are defined in the Glossary of Terms.

The Companies

CanElson was incorporated pursuant to the provisions of the ABCA on June 30, 2008. The head and registered offices of CanElson are located in the City of Calgary, in the Province of Alberta. CanElson is a "capital pool company" under Policy 2.4. CanElson has not conducted business of any kind since incorporation other than the business of identifying and evaluating properties or businesses with a view to completing a Qualifying Transaction in accordance with the policies of the Exchange. See *"Information Concerning CanElson"*.

EMR was incorporated pursuant to the provisions of the ABCA on June 30, 2008. The head and registered offices of EMR are located in the City of Calgary, in the Province of Alberta. EMR recently commenced operations and is engaged in the manufacture and operation of drilling rigs in the Western Canadian Sedimentary Basin (**"WCSB"**). See *"Information Concerning EMR"*.

The CanElson Meeting

The CanElson Meeting will be held at 9:00 a.m. (Calgary time) on Tuesday, December 9, 2008, at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W., Calgary, Alberta. At the CanElson Meeting, CanElson Shareholders will be asked to consider, and if thought appropriate, to pass, with or without variation, the CanElson Amalgamation Resolution, the full text of which is set forth in Appendix A to this Information Circular. The CanElson Amalgamation Resolution must be passed by at least 66⅔% of all votes cast by CanElson Shareholders present in person or by proxy at the CanElson Meeting. In addition, conditional upon the CanElson Amalgamation Resolution being approved at the CanElson Meeting, CanElson Shareholders will also be asked to consider and approve the Amalco Option Plan. See *"Matters to be Approved at the Meetings – The CanElson Meeting"*.

The EMR Meeting

The EMR Meeting will be held at 9:30 a.m. (Calgary time) on Tuesday, December 9, 2008, at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W. Calgary, Alberta. At the EMR Meeting, EMR Shareholders will be asked to consider, and, if thought appropriate, to pass, with or without variation, the EMR Amalgamation Resolution, the full text of which is set forth in Appendix B to this Information Circular. The EMR Amalgamation Resolution must be passed by at least 66⅔% of all votes cast by EMR Shareholders present in person or by proxy at the EMR Meeting. In addition, conditional upon the EMR Amalgamation Resolution being approved at the EMR Meeting, EMR Shareholders will also be asked to approve the Amalco Option Plan. See *"Matters to be Approved at the Meetings – The EMR Meeting"*.

The Amalgamation

On October 7, 2008, CanElson and EMR entered into the Amalgamation Agreement, a copy of which is attached as Appendix C to this Information Circular, whereby CanElson and EMR have agreed to amalgamate in accordance with the provisions of the ABCA. It is intended that the Amalgamation will constitute CanElson's Qualifying Transaction pursuant to Policy 2.4.

Pursuant to the Amalgamation, CanElson and EMR will amalgamate to form a new corporation, Amalco, which will carry on business under the name "CanElson Drilling Inc.". All of the issued and outstanding CanElson Securities will be exchanged for corresponding Amalco Securities on a one-for-one basis and all of the issued and outstanding EMR Securities will be exchanged for corresponding Amalco Securities on a one-for-one basis. Specifically, on the Effective Date:

(i) each CanElson Shareholder, other than a Dissenting Shareholder who is ultimately entitled to be paid fair value for their CanElson Shares, shall receive one (1) Amalco Share for every one (1) CanElson Share held by such CanElson Shareholder, and the CanElson Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities;

(ii) each EMR Shareholder, other than a Dissenting Shareholder who is ultimately entitled to be paid fair value for their EMR Shares, shall receive one (1) Amalco Share for every one (1) EMR Share held by such EMR Shareholder, and the EMR Shares shall be cancelled without reimbursement of the capital represented by such securities;

(iii) each holder of CanElson Options outstanding on the Effective Date shall receive one (1) Amalco Option for every one (1) CanElson Option held;

(iv) each holder of CanElson Agent's Options outstanding on the Effective Date shall receive one (1) Amalco Agent's Option for every one (1) CanElson Agent's Option held;

(v) each holder of EMR Options outstanding on the Effective Date shall receive one (1) Amalco Option for every one (1) EMR Option held; and

(vi) each holder of EMR Agent's Warrants outstanding on the Effective Date shall receive one (1) Amalco Agent's Warrant for every one (1) EMR Agent's Warrant held.

See *"Information Concerning the Amalgamation – Details of the Amalgamation"*.

As of the date hereof, there are 4,100,000 CanElson Shares, 410,000 CanElson Options and 100,000 CanElson Agent's Options outstanding. As of the date hereof, there are 22,000,001 EMR Shares, 712,000 EMR Options and 900,000 EMR Agent's Warrants outstanding. Assuming there are no Dissenting Shareholders, it is expected that there will be 26,100,001 Amalco Shares, 1,122,000 Amalco Options, 100,000 Amalco Agent's Options and 900,000 Amalco Agent's Warrants outstanding upon completion of the Amalgamation. See *"Information Concerning CanElson – Description of Share Capital"*, *"Information Concerning EMR – Description of Share Capital"* and *"Information Concerning the Resulting Issuer (Amalco) – Fully Diluted Share Capital"*.

Upon completion of the Amalgamation, the Amalco Board shall be comprised of nominees of each of CanElson and EMR and Amalco will be managed by a combination of the existing management teams of CanElson and EMR. See *"Information Concerning the Resulting Issuer (Amalco) – Directors, Officers and Promoters of Amalco"*.

Purpose and Benefits of the Amalgamation

The directors and management of each of CanElson and EMR believe that there are a number of benefits resulting from the Amalgamation, including the following:

- CanElson is a "capital pool company" and as such, is required to complete a Qualifying Transaction within 24 months of the date the CanElson Shares were listed on the Exchange in accordance with Policy 2.4. It is intended that the Amalgamation will constitute the Qualifying Transaction of CanElson;
- Amalco will have increased access to capital markets and an enhanced ability to raise the capital required to fund EMR's future drilling operations; and
- Amalco is expected to provide enhanced liquidity for the CanElson Shareholders and is expected to provide liquidity for the EMR Shareholders.

See *"Information Concerning the Amalgamation – Purpose and Benefits of the Amalgamation"*.

Conditions to the Completion of the Amalgamation

The Amalgamation Agreement contains a number of conditions precedent to the obligations of the parties to complete the Amalgamation. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include, but are not limited to, the approval of the CanElson Shareholders of the CanElson Amalgamation Resolution at the CanElson Meeting, the approval of the EMR Shareholders of the EMR Amalgamation Resolution at the EMR Meeting and the conditional approval of the Exchange of the Amalgamation as CanElson's Qualifying Transaction. For a further description of the conditions to the completion of the Amalgamation, see *"Information Concerning the Amalgamation – The Amalgamation Agreement"* and the Amalgamation Agreement attached to this Information Circular as Appendix C.

Recommendation of the CanElson Board

The CanElson Board unanimously recommends that the CanElson Shareholders vote in favour of the CanElson Amalgamation Resolution. In reaching the foregoing conclusion, the CanElson Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "*Information Concerning the Amalgamation – Recommendation of the CanElson Board*".

Recommendation of the EMR Board

The EMR Board unanimously recommends that the EMR Shareholders vote in favour of the EMR Amalgamation Resolution. In reaching the foregoing conclusion, the EMR Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "*Information Concerning the Amalgamation – Recommendation of the EMR Board*".

Procedure for the Amalgamation to Become Effective

The Amalgamation will be carried out pursuant to sections 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the CanElson Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by CanElson Shareholders present in person or by proxy at the CanElson Meeting;

2. the EMR Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by EMR Shareholders present in person or by proxy at the EMR Meeting;

3. all other conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

4. the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Notwithstanding the approval of the CanElson Amalgamation Resolution and the EMR Amalgamation Resolution, the Amalgamation may not become effective if, prior to the implementation thereof, the CanElson Board or the EMR Board terminates the Amalgamation Agreement as permitted by the terms of the Amalgamation Agreement. See *"Information Concerning the Amalgamation – Procedure for the Amalgamation to Become Effective"*.

Effective Date of the Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite shareholder, regulatory and stock exchange approvals have been obtained and all other conditions to the Amalgamation set out in the Amalgamation Agreement have been satisfied or waived. As of the date hereof, the Effective Date is anticipated to be December 9, 2008. See *"Information Concerning the Amalgamation – Effective Date of the Amalgamation"*.

Dissent Rights

Registered CanElson Shareholders and registered EMR Shareholders have the right to dissent with respect to the CanElson Amalgamation Resolution or the EMR Amalgamation Resolution, as applicable, and, if the CanElson Amalgamation Resolution or EMR Amalgamation Resolution becomes effective, to be paid the fair value of their CanElson Shares or EMR Shares, as applicable, in accordance with section 191 of the ABCA. **Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of the any right to dissent. Persons who are beneficial owners of CanElson Shares and/or EMR Shares, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of CanElson Shares or EMR Shares are entitled to dissent.** Accordingly, a beneficial owner of CanElson Shares or EMR Shares desiring to exercise the right of dissent must make arrangements for the CanElson Shares or EMR Shares, as applicable, beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the CanElson Amalgamation Resolution or EMR Amalgamation Resolution, as applicable, is required to be received by CanElson or EMR, as applicable, or, alternatively, make arrangements for the registered holder of such CanElson Shares or EMR Shares, as applicable, to dissent on behalf of the holder. See *"Information Concerning the Amalgamation – Right of Dissent"* and section 191 of the ABCA, the full text of which is set forth in Appendix J.

Exchange of Share Certificates

Upon completion of the Amalgamation, CanElson Shareholders and EMR Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered CanElson Shareholders and EMR Shareholders will be entered into the register of holders of Amalco Shares without further act or formality.

The CanElson Letter of Transmittal and the EMR Letter of Transmittal to be used to exchange share certificates of CanElson and EMR, respectively, for certificates representing Amalco Shares is enclosed with this Information Circular. The CanElson Letter of Transmittal and the EMR Letter of Transmittal contain complete instructions on how CanElson Shareholders or EMR Shareholders, as applicable, are to exchange their CanElson Share certificates or EMR Share certificates, respectively. Registered CanElson Shareholders and EMR Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The CanElson Letter of Transmittal and the EMR Letter of Transmittal, when property completed, executed and returned to the Depositary together with a certificate or certificates representing CanElson Shares or EMR Shares, as applicable, and all other required documents, will enable each registered CanElson Shareholder and each registered EMR Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares to which it is entitled under the Amalgamation. See *"Information Concerning the Amalgamation – Exchange of Share Certificates"*.

Information Concerning CanElson

A description of the assets, business and operations of CanElson is presented in this Information Circular under the heading *"Information Concerning CanElson"*.

Information Concerning EMR

A description of the assets, business and operations of EMR is presented in this Information Circular under the heading *"Information Concerning EMR"*.

Information Concerning Amalco

A description of the assets, business and operations of Amalco is presented in this Information Circular under the heading *"Information Concerning the Resulting Issuer (Amalco)"*.

Non-Arm's Length Qualifying Transaction

The Amalgamation is not a Non-Arm's Length Qualifying Transaction as such term is defined in the policies of Exchange. Elson McDougald, the Chairman, President, Chief Executive Officer and Chief Financial Officer of

CanElson, is the Chief Executive Officer and Chairman of EMR. Randy Hawkings, the Chief Operating Officer and a director of CanElson, is the President, Chief Operating Officer and a director of EMR. Daryl Seaman, a director of CanElson, is a director of EMR.

Interests of Insiders

Except as disclosed herein, no Insider, promoter or Control Person of CanElson or EMR or their affiliates or associates has any interest in the proposed Amalgamation, other than that which arises from the holding of securities of CanElson or EMR. See *"Information Concerning CanElson", "Information Concerning EMR"* and *"Information Concerning the Resulting Issuer (Amalco)".*

Available Funds and Principal Purposes

Based upon unallocated working capital of CanElson and EMR as at September 30, 2008, it is estimated that Amalco will have approximately $33,200,000 in funds available upon completion of the Amalgamation. The available funds are anticipated to be used for the manufacture and operation of drilling rigs and general and administrative expenses for the next twelve months. There may be circumstances where for sound business reasons, a reallocation of funds may be necessary in order for Amalco to achieve its stated business objectives. Amalco's working capital available to fund ongoing operations should be sufficient to meet its administration costs for more than 12 months. See *"Information Concerning the Resulting Issuer (Amalco) - Available Funds and Principal Purposes".*

Selected Unaudited Pro Forma Financial Information

Following the completion of the Amalgamation, Amalco will hold the assets of CanElson and EMR and will be carrying on the business of EMR as a drilling company.

The following is a summary of certain selected pro forma financial information of Amalco after giving effect to the Amalgamation and should be read in conjunction with the more detailed information concerning CanElson, EMR and Amalco contained in this Information Circular as well as the audited financial statements of each of CanElson and EMR and the unaudited pro forma financial statements of Amalco, attached as Appendices G, H and I, respectively. The pro forma financial statements are not necessarily indicative of what Amalco's financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco's financial position or results of operation for any future periods. See *"Appendix I - Pro Forma Financial Statements of Amalco".*

	CanElson As at August 11, 2008 ($)	**EMR As at July 31, 2008 ($)**	**Pro forma As at July 31, 2008[(1)] ($)**
Current Assets	360,000	7,853,983	42,304,684
Other Assets	40,000	947,136	855,922
Total Assets	400,000	8,801,119	43,160,606
Current Liabilities	45,250	801,117	846,367
Long Term Liabilities	-	-	-
Total Liabilities	45,250	801,117	846,367
Shareholders' Equity	354,750	8,000,002	42,314,239

Note:

(1) After giving effect to the Amalgamation as if it occurred on July 31, 2008.

Certain Canadian Federal Income Tax Considerations

Holders of CanElson Shares, CanElson Options, CanElson Agent's Options, EMR Shares, EMR Options and EMR Agent's Warrants will, subject to the comments herein, generally not realize any taxable gain or loss on completion of the Amalgamation. See *"Information Concerning the Amalgamation – Certain Canadian Federal Income Tax Considerations"*.

Stock Exchange Listings

The outstanding CanElson Shares are listed and posted for trading on the Exchange under the symbol "CDI.P". The CanElson Shares were listed on the Exchange on September 25, 2008 and were immediately halted pending announcement of the Amalgamation. On October 7, 2008, the first day on which a trade of the CanElson Shares occurred following the announcement of the Amalgamation, the closing trading price of the CanElson Shares, as reported by the Exchange, was $2.15. On October 23, 2008, the last day of trading before the date of this Information Circular, the closing trading price of the CanElson Shares, as reported by the Exchange, was $2.20. No public market exists for the EMR Shares. See *"Information Concerning CanElson – Trading Price and Volume"*.

Conditional Approval of the Exchange

CanElson has made application to the Exchange for approval of the Amalgamation as CanElson's Qualifying Transaction. The approval of the Exchange will be subject to CanElson fulfilling all of the requirements of the Exchange. See *"Information Concerning the Amalgamation – Conditional Approval of the Exchange."*

Conflicts of Interest

Certain of the proposed directors and officers of Amalco are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. See *"Information Concerning the Resulting Issuer (Amalco) – Conflicts of Interest"*.

Interests of Experts

A description of the relationships with Professional Persons is described in this Information Circular under the heading *"General Matters – Interests of Experts"*.

Risk Factors

The operations and business of EMR and the proposed business of Amalco should be considered highly speculative due to their current stage of development. Amalco may be particularly vulnerable to the loss of its key employees, officers and directors. The drilling industry is intensely competitive and Amalco must compete in all aspects of its operations with a number of other entities that may have greater technical ability and/or financial resources. It may not be able to raise the financing and negotiate agreements necessary to sustain its operations. Completion of the Amalgamation is subject to a number of conditions including shareholder and regulatory approval. For a more detailed description of these risks, and others, see *"Information Concerning EMR – Risk Factors"* and *"Information Concerning the Resulting Issuer (Amalco) – Risk Factors Relating to Amalco's Business"*.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CanElson for use at the CanElson Meeting for the purposes set out in the accompanying Notice of CanElson Meeting and by or on behalf of management of EMR for use at the EMR Meeting for the purposes set forth in the accompanying Notice of EMR Meeting.

The solicitation of proxies by management of CanElson or EMR, as applicable, will be primarily by mail, however, proxies may also be solicited personally or by telephone, facsimile or other means of communication by directors, officers and employees of CanElson or EMR, as applicable, who will not be specifically remunerated therefor. Arrangements may also be made with brokerage houses and other custodians, nominees, and franchisees to forward proxy solicitation material to the beneficial owners of CanElson Shares and EMR Shares pursuant to the requirements of National Instrument 54-101 – *Communication With Beneficial Owners of Securities of a Reporting Issuer* and CanElson or EMR, as applicable, will reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The cost of any such solicitation will be borne by CanElson or EMR, as applicable.

Appointment and Revocation of Proxies

The persons named in the enclosed instruments of proxy are directors and/or officers of CanElson or EMR, as applicable. **A CanElson Shareholder or EMR Shareholder has the right to designate a person (who need not be a shareholder of CanElson or EMR) other than the persons designated in the instruments of proxy provided by CanElson and EMR, as applicable, to attend and act for such CanElson Shareholder or EMR Shareholder at the applicable Meeting.** Such right may be exercised by inserting in the blank space provided on the enclosed instruments of proxy, the name of the person to be designated and deleting therefrom the names of the management designees or by completing another instrument of proxy and, in either case, delivering the resulting instrument of proxy as provided below.

A form of proxy will not be valid and will not be acted upon or voted unless it is duly completed and delivered to Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.W., Calgary, Alberta T2G 0P6 at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the applicable Meeting or any adjournment or postponement thereof. The instrument appointing a proxy shall be in writing and shall be executed by the CanElson Shareholder or EMR Shareholder, as applicable, or such shareholder's attorney authorized in writing or, if such shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Late proxies may be accepted by the Chairman of the applicable Meeting at his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to any other manner permitted by law, a CanElson Shareholder or EMR Shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast by completing an instrument in writing executed by such shareholder or his attorney authorized in writing, or if such shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing such instrument of revocation with Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 at any time up to and including the second last business day preceding the day of the applicable Meeting, or with the Chairman of the applicable Meeting on the date of the applicable Meeting immediately prior to the commencement thereof or adjournment(s) thereof. In addition, a proxy may be revoked by a CanElson Shareholder or EMR Shareholder personally attending at the applicable Meeting and voting his CanElson Shares or EMR Shares, as applicable.

Voting of Proxies

The CanElson Shares and EMR Shares represented by properly executed and effective proxies will be voted in accordance with the instructions specified therein. **In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of each of the matters to be considered at the applicable Meeting. The enclosed instruments of proxy confer discretionary authority in respect of amendments or variations to the matters identified in the Notices of Meetings. At the date of this Information Circular, the management of CanElson and EMR know of no amendments, variations or other matters to come before the**

respective Meetings. If other matters should properly come before the respective Meetings, it is the intention of the persons named in the enclosed instruments of proxy to vote such proxy according to their best judgment.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of CanElson Shareholders and EMR Shareholders do not hold CanElson Shares or EMR Shares in their own name. Shareholders who do not hold CanElson Shares or EMR Shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by registered CanElson Shareholders or EMR Shareholders whose names appear on the records of the registrar and transfer agent for the CanElson or EMR, as applicable, as the registered holders of CanElson Shares or EMR Shares can be recognized and acted upon at the CanElson Meeting or EMR Meeting, as applicable. If CanElson Shares or EMR Shares are listed in an account statement provided to a CanElson Shareholder or EMR Shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of CanElson or EMR, as applicable. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of securities are registered under the name of CDS & Co., the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms. Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting securities for their clients. CanElson and EMR do not know for whose benefit the shares registered in the name of CDS & Co. are held. The majority of shares held in the United States are registered in the name of Cede & Co., the nominee for the Depositary Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the applicable Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the applicable Meeting for the purposes of voting shares registered in the name of your broker or other intermediary, you may attend at the applicable Meeting as a proxyholder for the registered holder and vote your shares in that capacity. If you wish to attend either the CanElson Meeting or the EMR Meeting and vote your CanElson Shares or EMR Shares, respectively, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

Voting Securities and Principal Shareholders of CanElson

As of the date of this Information Circular, CanElson had 4,100,000 CanElson Shares issued and outstanding, which are its only outstanding voting securities. Each CanElson Share entitles the holder thereof to one vote per share on a ballot at the CanElson Meeting. The CanElson Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by the CanElson Shareholders present in person or by proxy at the CanElson Meeting and the ordinary resolution approving the Amalco Option Plan must be approved by a majority of the votes cast by the CanElson Shareholders present in person or by proxy at the CanElson Meeting. See *"Information Concerning the Amalgamation – Approval by Shareholders"* and *"Matters to Be Considered at the Meetings – The CanElson Meeting"*.

CanElson will prepare, as of the CanElson Record Date, a list of CanElson Shareholders entitled to receive notice of and to attend the CanElson Meeting. Each person named in the list of CanElson Shareholders will be entitled to notice of, to attend and to vote the CanElson Shares shown opposite such shareholder's name at the CanElson Meeting; provided that, to the extent that a CanElson Shareholder transfers the ownership of such holder's CanElson Shares after the CanElson Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the CanElson Meeting, to be included in the list of CanElson Shareholders eligible to vote at the CanElson Meeting, such transferee will be entitled to vote such CanElson Shares at the CanElson Meeting.

Pursuant to the by-laws of CanElson, the quorum for the transaction of business at the CanElson Meeting is at least two persons holding or representing by proxy not less than 5% of the CanElson Shares entitled to be voted at the CanElson Meeting.

To the knowledge of the directors and executive officers of CanElson, as at the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding CanElson Shares.

Voting Securities and Principal Shareholders of EMR

As of the date of this Information Circular, EMR had 22,000,001 EMR Shares issued and outstanding, which are its only outstanding voting securities. Each EMR Share entitles the holder thereof to one vote per share on a ballot at the EMR Meeting. The EMR Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by EMR Shareholders present in person or by proxy at the EMR Meeting and the ordinary resolution approving the Amalco Option Plan must be approved by a majority of the votes cast by the EMR Shareholders present in person or by proxy at the EMR Meeting. See *"Information Concerning the Amalgamation – Approval by Shareholders"* and *"Matters to Be Considered at the Meetings – The EMR Meeting"*.

EMR will prepare, as of the EMR Record Date, a list of EMR Shareholders entitled to receive notice of and to attend the EMR Meeting. Each person named in the list of EMR Shareholders will be entitled to notice of, to attend and to vote the EMR Shares shown opposite such shareholder's name at the EMR Meeting; provided that, to the extent that a EMR Shareholder transfers the ownership of such holder's EMR Shares after the EMR Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the EMR Meeting, to be included in the list of EMR Shareholders eligible to vote at the EMR Meeting, such transferee will be entitled to vote such EMR Shares at the EMR Meeting.

Pursuant to the by-laws of EMR, the quorum for the transaction of business at the EMR Meeting is at least one person being a shareholder entitled to vote thereat or a duly appointed proxyholder and holding or representing in the aggregate note less than a majority of the outstanding EMR Shares entitled to be voted at the EMR Meeting.

To the knowledge of the directors and executive officers of EMR, as at the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding EMR Shares.

INFORMATION CONCERNING THE AMALGAMATION

Background to the Amalgamation

CanElson is "capital pool company" listed on the Exchange and has been engaged in the business of identifying and evaluating properties or businesses with a view to completing a Qualifying Transaction in accordance with Policy 2.4. EMR is a private company incorporated under the laws of Alberta and is engaged in the manufacture and operation of drilling rigs for the oil and gas industry in the WCSB. In the summer of 2008 following the completion of a private placement of EMR Shares, the EMR Board determined that EMR would require additional funding to construct additional drilling rigs necessary to expand the business. The EMR Board determined that having access to the public markets through a listing on a recognized stock exchange was the most effective way to obtain the funding required to achieve EMR's corporate objectives. In addition, a stock exchange listing would also provide liquidity to existing EMR Shareholders.

On September 25, 2008, CanElson and EMR entered into the Letter of Intent setting out the basic terms of the Amalgamation. CanElson and EMR have agreed that the transaction would be most efficiently accomplished by way of an Amalgamation under section 181 of the ABCA. On October 7, 2008, CanElson and EMR executed the Amalgamation Agreement, which supersedes the Letter of Intent and sets out the specific terms of the Amalgamation.

The Amalgamation is intended to constitute CanElson's Qualifying Transaction. The business of Amalco after giving effect to the completion of the Amalgamation will be the business of EMR and will consist of the manufacture and operating of drilling rigs in the WCSB.

Details of the Amalgamation

On October 7, 2008, CanElson and EMR entered into the Amalgamation Agreement, a copy of which is attached as Appendix C to this Information Circular, whereby CanElson and EMR have agreed to amalgamate in accordance with the provisions of the ABCA. Pursuant to the Amalgamation, CanElson and EMR will amalgamate to form Amalco which will carry on business under the name "CanElson Drilling Inc.". All of the issued and outstanding CanElson Securities will be exchanged for corresponding Amalco Securities on a one-for-one basis and all of the issued and outstanding EMR Securities will be exchanged for corresponding Amalco Securities on a one-for-one basis.

Specifically, on the Effective Date:

(i) each CanElson Shareholder, other than a Dissenting Shareholder who is ultimately entitled to be paid fair value for their CanElson Shares, shall receive one (1) Amalco Share for every one (1) CanElson Share held by such CanElson Shareholder, and the CanElson Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities;

(ii) each EMR Shareholder, other than a Dissenting Shareholder who is ultimately entitled to be paid fair value for their EMR Shares, shall receive one (1) Amalco Share for every one (1) EMR Share held by such EMR Shareholder, and the EMR Shares shall be cancelled without reimbursement of the capital represented by such securities;

(iii) each holder of CanElson Options outstanding on the Effective Date shall receive one (1) Amalco Option for every one (1) CanElson Option held;

(iv) each holder of CanElson Agent's Options outstanding on the Effective Date shall receive one (1) Amalco Agent's Option for every one (1) CanElson Agent's Option held;

(v) each holder of EMR Options outstanding on the Effective Date shall receive one (1) Amalco Option for every one (1) EMR Option held;

(vi) each holder of EMR Agent's Warrants outstanding on the Effective Date shall receive one (1) Amalco Agent's Warrant for every one (1) EMR Agent's Warrant held;

(vii) the CanElson Agent's Options, CanElson Options, EMR Options and EMR Agent's Warrants shall be continued on the Amalgamation to become Amalco Agent's Options, Amalco Options and Amalco Agent's Warrants, respectively, on their original terms and conditions, such that any holder of CanElson Agent's Options, CanElson Options, EMR Agent's Warrants or EMR Options exercising an Amalco Convertible Security after the Effective Date will be in substantially the same position as such holder would have been in if he or she had exercised the CanElson Agent's Options, CanElson Options, EMR Agent's Warrants or EMR Options prior to the Effective Date;

(viii) Dissenting Shareholders who exercise rights of dissent pursuant to and in the manner set forth in Section 191 of the ABCA in connection with the Amalgamation and who:

A. are ultimately entitled to be paid fair value for their CanElson Shares or EMR Shares, shall be deemed to have surrendered such shares to CanElson or EMR, as the case may be, for cancellation immediately prior to the Effective Date; or

B. for any reason, are ultimately not entitled to be paid fair value for their CanElson Shares or EMR Shares, shall be deemed to have participated in the Amalgamation on the same basis as any non-dissenting shareholder, as at and after the Effective Date, and are to receive Amalco Shares on the same basis as above;

but in no case is Amalco required to recognize such persons as holders of CanElson Shares or EMR Shares, as the case may be, after the Effective Date, and CanElson or EMR will delete the names of such persons from its register of holders of securities on the Effective Date; and

(ix) the aggregate stated capital of Amalco shall be an amount equal to the aggregate paid up capital of EMR and CanElson immediately prior to such time, and such stated capital shall be allocated on an equal basis to each share of Amalco issued on the Amalgamation, or as otherwise determined by the directors of Amalco.

Upon completion of the Amalgamation, all shareholders of CanElson and EMR shall become shareholders of Amalco in accordance with the terms contained in the Amalgamation Agreement.

As of the date hereof, there are 4,100,000 CanElson Shares, 410,000 CanElson Options and 100,000 CanElson Agent's Options outstanding. As of the date hereof, there are 22,000,001 EMR Shares, 712,000 EMR Options and 900,000 EMR Agent's Warrants outstanding. Assuming there are no Dissenting Shareholders, it is expected that there will be 26,100,001 Amalco Shares, 1,122,000 Amalco Options, 100,000 Amalco Agent's Options and 900,000 Amalco Agent's Warrants outstanding upon completion of the Amalgamation. See "*Information Concerning CanElson – Description of Share Capital*", "*Information Concerning EMR – Description of Share Capital*" and "*Information Concerning the Resulting Issuer (Amalco) – Fully Diluted Share Capital*".

Upon completion of the Amalgamation, the Amalco Board shall be comprised of nominees of each of CanElson and EMR and Amalco will be managed by a combination of the existing management teams of CanElson and EMR. See "*Information Concerning the Resulting Issuer (Amalco) – Directors, Officers and Promoters of Amalco*".

The Amalgamation Agreement

The following is a summary of the Amalgamation Agreement which is qualified in its entirety by the Amalgamation Agreement, a copy of which is attached hereto as Appendix C. CanElson Shareholders and EMR Shareholders are urged to read the Amalgamation Agreement in its entirety.

General

The Amalgamation Agreement provides that, subject to certain approvals being obtained, including approval by the CanElson Shareholders, the EMR Shareholders and the Exchange, and certain other conditions being satisfied, waived or released, CanElson and EMR are to amalgamate to form Amalco.

Mutual Covenants

Pursuant to the Amalgamation Agreement, CanElson and EMR have agreed not to take certain actions prior to the Effective Date, including the payment of dividends or distribution of property, the alteration of their constating documents or the performance of any acts which might materially adversely interfere or be materially inconsistent with the consummation of the transactions contemplated under the Amalgamation Agreement. In addition, CanElson and EMR have agreed not to solicit, initiate or endorse competing acquisition proposals from third parties.

Conditions of the Amalgamation

The obligations of CanElson and EMR to consummate the Amalgamation and to file Articles of Amalgamation with the Registrar, are subject to the fulfillment or waiver of a number of significant conditions including, but not limited to, the approval of the CanElson Shareholders of the CanElson Amalgamation Resolution by the requisite approval level at the CanElson Meeting, the approval of the EMR Shareholders of the EMR Amalgamation Resolution by the requisite approval level at the EMR Meeting and the conditional approval of the Exchange of the Amalgamation as the Qualifying Transaction of CanElson, which must be satisfied on or before the Effective Date or waived to the extent capable of being waived by the party benefiting from such condition. All of these conditions are set out in the Amalgamation Agreement. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. If the conditions are not satisfied or waived, the Amalgamation will not proceed.

Termination

If the Amalgamation Agreement is terminated in accordance with the terms thereof, the transactions contemplated therein will not be completed. On termination of the Amalgamation Agreement, the obligations of CanElson and EMR will terminate. CanElson and EMR are each responsible for their own fees, costs and expenses incurred in connection with the Amalgamation.

Purpose and Benefits of the Amalgamation

The directors and management of each of CanElson and EMR believe that there are a number of benefits resulting from the Amalgamation, including the following:

- CanElson is a "capital pool company" and as such, is required to complete a Qualifying Transaction within 24 months of the date the CanElson Shares were listed on the Exchange in accordance with Policy 2.4. It is intended that the Amalgamation will constitute the Qualifying Transaction of CanElson;

- Amalco will have increased access to capital markets and an enhanced ability to raise the capital required to fund EMR's future drilling operations; and

- Amalco is expected to provide enhanced liquidity for the CanElson Shareholders and is expected to provide liquidity for the EMR Shareholders.

Recommendation of the CanElson Board

The CanElson Board has determined that, based on, among other things, the considerations noted below, the terms of the Amalgamation are in the best interests of CanElson and are fair to the holders of CanElson Securities and unanimously recommends that CanElson Shareholders vote in favour of the CanElson Amalgamation Resolution. In reaching its conclusion, the CanElson Board obtained and considered financial and legal advice and considered, among other things, the following factors:

(i) management's review of the business and operations of EMR;

(ii) the financial resources of EMR;

(iii) the security exchange ratios provided for in the Amalgamation Agreement;

(iv) the proposed management team of Amalco;

(v) the fact that the Amalgamation must be approved by a special resolution passed by at least 66⅔% of the votes cast by the CanElson Shareholders present in person or by proxy at the CanElson Meeting; and

(vi) CanElson Shareholders who oppose the Amalgamation have the right to dissent with respect to the CanElson Amalgamation Resolution and, if the CanElson Amalgamation Resolution becomes effective, to be paid the fair value of their CanElson Shares in accordance with section 191 of the ABCA.

Recommendation of the EMR Board

The EMR Board has determined that, based on, among other things, the considerations noted below, the terms of the Amalgamation are in the best interests of EMR and are fair to the holders of EMR Securities and unanimously recommends that EMR Shareholders vote in favour of the EMR Amalgamation Resolution. In reaching its conclusion, the EMR Board obtained and considered financial and legal advice and considered, among other things, the following factors:

(i) management's review of the business and operations of CanElson;

(ii) greater liquidity for EMR Shareholders;

(iii) the potential for enhanced access to the capital markets;

(iv) the security exchange ratios provided for in the Amalgamation Agreement;

(v) the proposed management team of Amalco;

(vi) the fact that the Amalgamation must be approved by a special resolution passed by at least 66⅔% of the votes cast by the EMR Shareholders present in person or by proxy at the EMR Meeting; and

(vii) EMR Shareholders who oppose the Amalgamation have the right to dissent with respect to the EMR Amalgamation Resolution and, if the EMR Amalgamation Resolution becomes effective, to be paid the fair value of their EMR Shares in accordance with section 191 of the ABCA.

Procedure for the Amalgamation to Become Effective

The following is a summary of the steps and procedures that will be necessary in order to give effect to the completion of the Amalgamation:

(i) the CanElson Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by CanElson Shareholders present in person or by proxy at the CanElson Meeting;

(ii) the EMR Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by EMR Shareholders present in person or by proxy at the EMR Meeting;

(iii) all other conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(iv) the Articles of Amalgamation in the form prescribed by the ABCA, must be filed with the Registrar.

Notwithstanding the approval of the CanElson Amalgamation Resolution and the EMR Amalgamation Resolution, the Amalgamation may not become effective if, prior to the implementation thereof, the CanElson Board or EMR Board terminates the Amalgamation Agreement as permitted by the Amalgamation Agreement.

Approval by Shareholders

CanElson

The CanElson Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by CanElson Shareholders present in person or by proxy at the CanElson Meeting. See *"Matters to be Approved at the Meetings – The CanElson Meeting - Approval of the Amalgamation"*.

EMR

The EMR Amalgamation Resolution must be approved by at least 66⅔% of the votes cast by the holders of EMR Shares present in person or by proxy at the EMR Meeting. See *"Matters to be Approved at the Meetings – The EMR Meeting – Approval of the Amalgamation"*.

Right of Dissent

The following description of the right to dissent to which Dissenting Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's CanElson Shares or EMR Shares, as applicable, and is qualified in its entirety by the reference to the full text of section 191 of the ABCA, which is attached to this Information Circular as Appendix J. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of section 191 of the ABCA. Failure to strictly comply with the provisions of section 191 of the ABCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Pursuant to section 191 of the ABCA, a registered CanElson Shareholder or EMR Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the CanElson Shares or the EMR Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered CanElson or EMR Shareholders may dissent. Persons who are beneficial owners of CanElson or EMR Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such CanElson Shares or EMR Shares. Accordingly, a beneficial owner of CanElson Shares or EMR Shares, as the case may be, desiring to exercise dissent rights must make arrangements for CanElson Shares or EMR Shares beneficially owned by that holder to be registered in the name of the holder prior to the time the written objection to the CanElson Amalgamation Resolution or EMR Amalgamation Resolution, as applicable, is required to be received by CanElson or EMR or, alternatively, make arrangements for the registered holder of such shares to dissent on behalf of the beneficial owner. In such case, the written objection, described below, should set forth the number of CanElson or EMR Shares covered by such written objection.**

A Dissenting Shareholder must deliver to CanElson or EMR, as applicable, a written objection to the CanElson Amalgamation Resolution or EMR Amalgamation Resolution, as applicable, c/o Borden Ladner Gervais LLP, 1000, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Daniel Kolibar, at or prior to the applicable Meeting in order to be effective.

No CanElson Shareholder or EMR Shareholder who has voted in favour of the CanElson Amalgamation Resolution or EMR Amalgamation Resolution, respectively, shall be entitled to dissent with respect to the Amalgamation. A holder of CanElson Shares or EMR Shares may not exercise the right to dissent in respect

of only a portion of such holder's CanElson's Shares or EMR Shares, respectively, but may dissent only with respect to all of the CanElson Shares or the EMR Shares, as applicable, held by the holder.

An application may be made to the Court of Queen's Bench of Alberta (the "**Court**") by CanElson or EMR or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's CanElson Shares or EMR Shares, as applicable. If such an application to the Court is made by either CanElson or EMR or a Dissenting Shareholder, CanElson or EMR, as applicable, must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such person an amount considered by the CanElson Board or EMR Board, as applicable, to be the fair value of CanElson Shares or EMR Shares, as applicable, held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if CanElson or EMR is the applicant, or within 10 days after CanElson or EMR is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with CanElson or EMR, as applicable, for the purchase of such holder's CanElson Shares or EMR Shares, as applicable, in the amount of CanElson's or EMR's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the CanElson Shares or the EMR Shares, as applicable.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application. On the application, the Court will make an order fixing the fair value of the CanElson Shares or the EMR Shares, as applicable, of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against CanElson or EMR, as applicable, and in favour of each of those Dissenting Shareholders, and fixing the time within which CanElson or EMR, as applicable, must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a CanElson or EMR Shareholder, as applicable, until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between CanElson or EMR, as applicable, and the Dissenting Shareholder as to the payment to be made by CanElson or EMR to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a CanElson or EMR Shareholder, as applicable, other than the right to be paid the fair value of such holder's CanElson Shares or EMR Shares in the amount agreed to between CanElson or EMR and the CanElson Shareholder or EMR Shareholder, as applicable, or in the amount of the judgment, as the case may be. Until one of these events occurs, the CanElson Shareholder or EMR Shareholder may withdraw his dissent or, if the Amalgamation has not yet become effective, CanElson or EMR may rescind the CanElson Amalgamation Resolution or EMR Amalgamation Resolution, as applicable, and in either event, the dissent proceedings in respect of that shareholder will be discontinued.

Neither CanElson or EMR, as applicable, shall make a payment to a Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that either CanElson or EMR, as applicable, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of either CanElson or EMR, as applicable, would thereby be less than the aggregate of its liabilities. In such event, CanElson or EMR, as applicable, shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their shares in which case the Dissenting Shareholder may, by written notice to CanElson or EMR, as applicable, within 30 days after receipt of such notice, withdraw his or her written objection, in which case such CanElson Shareholder or EMR Shareholder, as applicable, shall be deemed to have participated in the Amalgamation as a CanElson or EMR Shareholder, as applicable. If the Dissenting Shareholder does not withdraw his or her written objection he or she retains his or her status as a claimant against CanElson or EMR, as applicable, to be paid as soon as CanElson or EMR, as applicable, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to shareholders.

All CanElson Shares or EMR Shares held by CanElson Shareholders or EMR Shareholders, respectively, who exercise their dissent rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to CanElson or EMR, as applicable, in exchange for such fair value as of the Effective Date. If such shareholders ultimately are not entitled to be paid the fair value for their shares, such CanElson Shares or EMR Shares, as applicable, will be deemed to have been exchanged for Amalco Shares pursuant to the Amalgamation.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their CanElson Shares or EMR Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Shareholder who might desire to exercise the right to dissent should carefully consider and comply with the provisions of section 191 of the ABCA, the full text of which is set out in Appendix J, to this Information Circular, and consult their own legal advisor.**

The Amalgamation Agreement provides that, unless otherwise waived, it is a condition to the completion of the Amalgamation that there shall not, as of the Effective Date, be CanElson Shareholders or EMR Shareholders, as applicable, that hold, in aggregate, in excess of 10% of all outstanding CanElson Shares or EMR Shares, as applicable, that have been validly exercised and not withdrawn their dissent rights.

Resale of Amalco Shares

The Amalco Shares to be issued in exchange for EMR Shares or CanElson Shares pursuant to the Amalgamation and the Amalco Shares issuable upon conversion or exercise of the Amalco Convertible Securities will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. Amalco Shares so issued will generally be "freely tradable" (other than as a result of any "control person" restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian securities laws.

All prospective holders of Amalco Securities are urged to consult their legal advisor to ensure that the resale of their Amalco Shares complies with applicable securities legislation. Holders of Amalco Securities residing elsewhere than in Canada are urged to consult their legal advisor to determine the extent of all applicable resale provisions in their jurisdiction of residency.

Exchange of Share Certificates

Upon completion of the Amalgamation, CanElson Shareholders and EMR Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered CanElson Shareholders and EMR Shareholders will be entered into the register of holders of Amalco Shares without further act or formality. The CanElson Letter of Transmittal and the EMR Letter of Transmittal, as applicable, to be used to exchange share certificates of CanElson and EMR, as applicable, for certificates representing Amalco Shares is enclosed with this Information Circular. The CanElson Letter of Transmittal and the EMR Letter of Transmittal contain complete instructions on how CanElson Shareholders or EMR Shareholders, as applicable, are to exchange their CanElson Share certificates or EMR Share certificates, as applicable. Registered CanElson Shareholders and EMR Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The CanElson Letter of Transmittal and the EMR Letter of Transmittal, when properly completed, executed and returned to the Depositary together with a certificate or certificates representing CanElson Shares or EMR Shares, as applicable, and all other required documents, will enable each registered CanElson Shareholder or EMR Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares to which it is entitled under the Amalgamation.

Certain Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Amalgamation generally applicable to holders of CanElson Shares, CanElson Options, CanElson Agent's Options, EMR Shares, EMR Options and EMR Agent's Warrants (in this section, collectively, the "**Securities**") who, for the purposes of the Tax Act and at all relevant times, hold their Securities (excluding EMR Options and CanElson Options) as capital property, deal at arm's length with CanElson and do not dissent to the Amalgamation.

Securities (excluding EMR Options and CanElson Options) generally will be considered to be capital property to the holder thereof unless they are held in the course of carrying on a business or are acquired in a transaction which may be considered to be an adventure in the nature of trade.

This summary is not applicable to EMR Shareholders and CanElson Shareholders: (a) that do not hold their EMR Securities or CanElson Securities, respectively as capital property; (b) that are "financial institutions" or "specified financial institutions" (as defined in the Tax Act); (c) an interest in whom would be a "tax shelter investment" (as defined in the Tax Act); (d) who are exempt from tax under Part I of the Tax Act; or (e) that are dissenting EMR Shareholders or dissenting CanElson Shareholders. Any such EMR Shareholders or CanElson Shareholders should consult their own tax advisors with respect to the Amalgamation.

This summary is not applicable to an EMR Shareholder or CanElson Shareholder who acquired his or her EMR Shares or CanElson Shares pursuant to the exercise of an employee stock option and any such holder should consult their tax advisor with respect to the tax consequences of the transactions described herein. In addition, holders of CanElson Options, EMR Options, CanElson Agent's Options or EMR Agent's Warrants who exercise such securities prior to the Effective Date may be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to their decision as to whether to exercise such securities prior to the Effective Date. Holders of CanElson Options, CanElson Agent's Options, EMR Agent's Warrants or EMR Options who are considering the exercise of such securities should consult their tax advisor to determine the tax consequences to them of such exercise.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**") to the date hereof. This summary takes into account that all specific proposals to amend the Tax Act and regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**") will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law (other than the Tax Proposals), whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any CanElson Shareholder or EMR Shareholder. CanElson Shareholders and EMR Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Amalgamation.

The following summary is generally applicable to a CanElson Shareholder, an EMR Shareholder and a holder of CanElson Options, CanElson Agent's Options, EMR Agent's Warrants or EMR Options who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.

Exchange of CanElson Shares

A CanElson Shareholder who holds CanElson Shares as capital property for purposes of the Tax Act and who receives Amalco Shares as the sole consideration for CanElson Shares on the Amalgamation will realize neither a capital gain nor a capital loss as a result of the Amalgamation. Such a shareholder will be considered to have disposed of his or her CanElson Shares for proceeds of disposition equal to the aggregate adjusted cost base of his or her CanElson Shares immediately before the Amalgamation and to have acquired the Amalco Shares at an aggregate cost equal to such proceeds of disposition. For the purpose of determining at any time the adjusted cost base of Amalco Shares acquired by a CanElson Shareholder on the Amalgamation, the cost of such Amalco Shares an must be averaged with the adjusted cost base to the holder of all other Amalco Shares held by the holder at that time.

Exchange of CanElson Options

A holder of CanElson Options who exchanges such CanElson Options for Amalco Options and no other consideration, and the fair market value of the Amalco Options so received does not exceed the fair market value of the CanElson Options, will be deemed not to have disposed of the CanElson Options (except in certain limited circumstances). The Amalco Options will be deemed to be the same options as and a continuation of the CanElson Options.

Exchange of CanElson Agent's Options

A holder of CanElson Agent's Options who exchanges his or her CanElson Agent's Options held as capital property for purposes of the Tax Act, for Amalco Agent's Options on the Amalgamation will be deemed to have disposed of the CanElson Agent's Options as a result of the exchange for proceeds of disposition equal to the adjusted cost base thereof immediately before the Amalgamation and will realize neither a capital gain nor capital loss as a result of such exchange, provided the only consideration received by the holder on the exchange is Amalco Agent's Options and the fair market value of the Amalco Agent's Options immediately after the exchange does not exceed the fair market value of the applicable CanElson Agent's Options before the exchange. Subject to the provisions of the Tax Act, the Amalco Agent's Options will be deemed to have been acquired at a cost equal to such deemed proceeds of disposition.

Exchange of EMR Shares

An EMR Shareholder who holds EMR Shares as capital property for purposes of the Tax Act and who receives Amalco Shares as the sole consideration for EMR Shares on the Amalgamation will realize neither a capital gain nor a capital loss as a result of the Amalgamation. Such a shareholder will be considered to have disposed of his or her EMR Shares for proceeds of disposition equal to the aggregate adjusted cost base of his or her EMR Shares immediately before the Amalgamation and to have acquired the Amalco Shares at an aggregate cost equal to such proceeds of disposition. For the purpose of determining at any time the adjusted cost base of Amalco Shares acquired by an EMR Shareholder on the Amalgamation, the cost of such Amalco Shares an must be averaged with the adjusted cost base to the holder of all other Amalco Shares held by the holder at that time.

Exchange of EMR Options

A holder of EMR Options who exchanges such EMR Options for Amalco Options and no other consideration, and the fair market value of the Amalco Options so received does not exceed the fair market value of the EMR Options, will be deemed not to have disposed of the EMR Options (except in certain limited circumstances). The Amalco Options will be deemed to be the same options as and a continuation of the EMR Options.

Exchange of EMR Agent's Warrants

A holder of EMR Agent's Warrants who exchanges his or her EMR Agent's Warrants held as capital property for purposes of the Tax Act, for Amalco Agent's Warrants on the Amalgamation, will be deemed to have disposed of the EMR Agent's Warrants as a result of the exchange for proceeds of disposition equal to the adjusted cost base thereof immediately before the amalgamation and will realize neither a capital gain nor a capital loss as a result of such exchange, provided the only consideration received by the holder on the exchange are Amalco Agent's Warrants and the fair market value of the Amalco Agent's Warrants immediately after the exchange does not exceed the fair market value of the applicable EMR Agent's Warrants before the exchange. Subject to the provisions of the Tax Act, the Amalco Agent's Warrants will be deemed to have been acquired at such deemed proceeds of disposition.

Effective Date of the Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite shareholder, regulatory and stock exchange approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. As at the date hereof, the Effective Date is anticipated to be December 9, 2008.

Stock Exchange Listings

The outstanding CanElson Shares are listed and posted for trading on the Exchange under the symbol "CDI.P". The CanElson Shares were listed on the Exchange on September 25, 2008 and were immediately halted pending announcement of the Amalgamation. On October 7, 2008, the first day on which a trade of the CanElson Shares occurred following the announcement of the Amalgamation, the closing trading price of the CanElson Shares, as reported by the Exchange, was $2.15. On October 23, 2008, the last day of trading before the date of this Information Circular, the closing trading price of the CanElson Shares, as reported by the Exchange, was $2.20. There is currently no public market for the EMR Shares.

Conditional Approval of the Exchange

CanElson has made application to the Exchange for approval of the Amalgamation as CanElson's Qualifying Transaction. The approval of the Exchange will be subject to CanElson fulfilling all of the requirements of the Exchange.

MATTERS TO BE APPROVED AT THE MEETINGS

The CanElson Meeting

Approval of the Amalgamation

At the CanElson Meeting, the CanElson Shareholders will be asked to consider and if thought appropriate, pass, with or without variation, the CanElson Amalgamation Resolution approving the Amalgamation Agreement and the Amalgamation. In order to be effective, the CanElson Amalgamation Resolution must be passed by at least 66⅔% of the votes cast by CanElson Shareholders present in person or by proxy at the CanElson Meeting.

The complete text of the CanElson Amalgamation Resolution to be placed before the CanElson Meeting is set out in Appendix A to this Information Circular. In the absence of contrary directions, the management designees of CanElson intend to vote proxies in favour of the CanElson Amalgamation Resolution.

Management and the CanElson Board are of the view that the Amalgamation is in the best interests of CanElson Shareholders. Accordingly, the CanElson Board unanimously recommends that all CanElson Shareholders vote in favour of the CanElson Amalgamation Resolution.

Approval of the Amalco Option Plan

Conditional upon the CanElson Shareholders approving the Amalgamation at the CanElson Meeting, CanElson Shareholders will be asked to consider and if thought appropriate, pass, with or without variation, an ordinary resolution approving the Amalco Option Plan, the full text of which is set forth in Appendix D.

The provisions of the Amalco Option Plan are similar to the provisions of the CanElson Option Plan. The Amalco Option Plan provides that the Amalco Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to Amalco, non-transferable options to purchase Amalco Shares, provided that the number of Amalco Shares reserved for issuance will not exceed 10% of the issued and outstanding Amalco Shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of Amalco Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding Amalco Shares and the number of Amalco Shares reserved for issuance to all consultants will not exceed two percent (2%) of the issued and outstanding Amalco Shares.

The Amalco Option Plan provides that upon the participant's permanent, physical or mental disability, or death such participant's options may be exercised to purchase the total number of Amalco Shares not previously purchased by the participant whether or not the rights to purchase some or all of those Amalco Shares have previously vested in or are exercisable by the participant as of the date of ceasing to be a participant, provided such exercise occurs prior to the earlier of the expiry date of the options and 90 days after the participant ceases to be a participant due to such permanent physical or mental disability or death. If a participant ceases to be a participant by reason of the participant's office, directorship or employment or services agreement with Amalco terminating or ending otherwise than by reason of permanent physical or mental disability, or death or termination with or without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided such exercise occurs at any time on or before the earlier of the expiry date of the options and 21 days after the participant ceases to be a participant due to the termination or ending of the participant's office, directorship or employment or services agreement. If a participant ceases to be a participant by reason of termination without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided that such exercise occurs prior to the date that the participant ceases to be a participant. If a participant ceases to be a participant by reason of termination and the participant is entitled to reasonable notice of termination or compensation in lieu thereof then the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares are vested in and are exercisable by the participant on or before the date of such ceasing to be a participant provided that such exercise occurs prior to the earlier of the expiry date of the options and where the participant is given a reasonable period of notice prior to termination, the date the participant ceases to be a participant or where the participant is paid compensation in lieu of reasonable notice the date that is 21 days after the participant ceases to be a participant.

The complete text of the ordinary resolution with respect to the Amalco Option Plan to be placed before the CanElson Meeting is set out in Appendix E to this Information Circular. In the absence of contrary directions, the management designees of CanElson intend to vote proxies in favour of the ordinary resolution approving the Amalco Option Plan.

Management and the CanElson Board are of the view that the Amalco Option Plan is in the best interests of CanElson Shareholders. Accordingly, the CanElson Board unanimously recommends that all CanElson Shareholders vote in favour of the ordinary resolution to approve the Amalco Option Plan.

Other Business

Management of CanElson is not aware of any other matters to come before the CanElson Meeting other than those set out in the Notice of CanElson Meeting. If other matters come before the CanElson Meeting, it is the intention of the CanElson management designees to vote in accordance with their best judgment on such matters.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed herein, management of CanElson is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of CanElson, each proposed nominee for election as a director of Amalco or any associate or affiliate of the foregoing, other than the interest which any such person may have as a securityholder in CanElson and, on completion of the Amalgamation, as a securityholder of Amalco.

The EMR Meeting

Approval of the Amalgamation

At the EMR Meeting, the EMR Shareholders will be asked to consider and if thought appropriate, pass, with or without variation the EMR Amalgamation Resolution approving the Amalgamation Agreement and the Amalgamation. In order to be effective, the EMR Amalgamation Resolution must be passed by at least 66⅔% of the votes cast by the EMR Shareholders present in person or by proxy at the EMR Meeting.

The complete text of the EMR Amalgamation Resolution to be placed before the EMR Meeting is set out in Appendix B to this Information Circular. In the absence of contrary directions, the management designees of EMR intend to vote proxies in favour of the EMR Amalgamation Resolution.

Management and the EMR Board are of the view that the completion of the Amalgamation is in the best interests of EMR Shareholders. Accordingly, the EMR Board unanimously recommends that all EMR Shareholders vote in favour of the EMR Amalgamation Resolution.

Approval of the Amalco Option Plan

Conditional upon the EMR Shareholders approving the Amalgamation at the EMR Meeting, EMR Shareholders will be asked to consider and if thought appropriate, pass, with or without variation, an ordinary resolution approving the Amalco Option Plan, the full text of which is set forth in Appendix D.

The provisions of the Amalco Option Plan are similar to the provisions of the CanElson Option Plan. The Amalco Option Plan provides that the Amalco Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to Amalco, non-transferable options to purchase Amalco Shares, provided that the number of Amalco Shares reserved for issuance will not exceed 10% of the issued and outstanding Amalco Shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of Amalco Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding Amalco Shares and the number of Amalco Shares reserved for issuance to all consultants will not exceed two percent (2%) of the issued and outstanding Amalco Shares.

The Amalco Option Plan provides that upon the participant's permanent, physical or mental disability, or death such participant's options may be exercised to purchase the total number of Amalco Shares not previously purchased by the participant whether or not the rights to purchase some or all of those Amalco Shares have previously vested in or are exercisable by the participant as of the date of ceasing to be a participant, provided such exercise occurs prior to the earlier of the expiry date of the options and 90 days after the participant ceases to be a participant due to such permanent physical or mental disability or death. If a participant ceases to be a participant by reason of the participant's office, directorship or employment or services agreement with Amalco terminating or ending otherwise than by reason of permanent physical or mental disability, or death or termination with or without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided such exercise occurs at any time on or before the earlier of the expiry date of the options and 21 days after the participant ceases to be a participant due to the termination or ending of the participant's office, directorship or employment or services agreement. If a participant ceases to be a participant by reason of termination without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided that such exercise occurs prior to the date that the participant ceases to be a participant. If a participant ceases to be a participant by reason of termination and the participant is entitled to reasonable notice of termination or compensation in lieu thereof then the participant may exercise the options to purchase Amalco Shares not previously purchased by the participant but only to the extent that rights to purchase the Amalco Shares are vested in and are exercisable by the participant on or before the date of such ceasing to be a participant provided that such exercise occurs prior to the earlier of the expiry date of the options and where the participant is given a reasonable period of notice prior to termination, the date the participant ceases to be a participant or where the participant is paid compensation in lieu of reasonable notice the date that is 21 days after the participant ceases to be a participant.

The complete text of the ordinary resolution with respect to the Amalco Option Plan to be placed before the EMR Meeting is set out in Appendix F to this Information Circular. In the absence of contrary directions, the management designees of EMR intend to vote proxies in favour of the ordinary resolution approving the Amalco Option Plan.

Management and the EMR Board are of the view that the Amalco Option Plan is in the best interests of EMR Shareholders. Accordingly, the EMR Board unanimously recommends that all EMR Shareholders vote in favour of the ordinary resolution to approve the Amalco Option Plan.

Other Business

Management of EMR is not aware of any other matters to come before the EMR Meeting other than those set out in the Notice of EMR Meeting. If other matters come before the EMR Meeting, it is the intention of the EMR management designees to vote in accordance with their best judgment on such matters.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed herein, management of EMR is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of EMR each proposed nominee for election as a director of Amalco or any associate or affiliate of the foregoing, other than the interest which any such person may have as a securityholder in EMR and, on completion of the Amalgamation, as a securityholder of Amalco.

INFORMATION CONCERNING CANELSON

Name and Incorporation

CanElson was incorporated pursuant to the provisions of the ABCA on June 30, 2008 under the name "CanElson Drilling Inc.". On July 28, 2008, CanElson amended its articles to remove the restriction against the transfer of securities.

The head office of CanElson is located at 515, 808 - 4th Avenue S.W., Calgary, Alberta T2P 3E8 and the registered office of CanElson is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

General Development of the Business

CanElson is a "capital pool company" under Policy 2.4. On June 30, 2008, CanElson completed a private placement of 2,600,000 CanElson Shares at a price of $0.10 per share for aggregate gross proceeds of $260,000. On August 8, 2008, CanElson completed an additional private placement financing of 500,000 CanElson Shares at a price of $0.20 per share for aggregate gross proceeds of $100,000. On September 19, 2008, CanElson completed its initial public offering of 1,000,000 CanElson Shares at a price of $0.20 per share for aggregate gross proceeds of $200,000 by way of a final prospectus dated September 9, 2008 filed in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. CanElson is currently a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The CanElson Shares were listed on the Exchange on September 25, 2008 under the symbol "CDI.P". Trading in the CanElson Shares was immediately halted upon commencement of trading pending the announcement of CanElson's Qualifying Transaction and resumed on September 30, 2008. CanElson has not conducted business of any kind since incorporation other than the business of identifying and evaluating properties or businesses with a view to completing a Qualifying Transaction in accordance with the policies of the Exchange.

On September 25, 2008, CanElson and EMR entered into the Letter of Intent setting out the basic terms of the Amalgamation. On October 7, 2008, CanElson and EMR executed the Amalgamation Agreement, which supersedes the Letter of Intent and sets out the specific terms of the Amalgamation. The Amalgamation is intended to constitute CanElson's Qualifying Transaction.

Selected Financial Information

The following table sets out certain selected financial information of CanElson as at August 11, 2008, which has been derived from and should be read in conjunction with CanElson's audited financial statement as at August 11, 2008, a copy of which is attached hereto as Appendix G. The financial results are not necessarily indicative of the results that may be expected for any other period. CanElson's audited financial statement is presented in Canadian dollars and is prepared in accordance with Canadian GAAP.

Item	As at August 11, 2008 ($)
Current Assets	360,000
Deferred Financing Costs	40,000
Current Liabilities	45,250
Share Capital	354,750

Management's Discussion and Analysis

The following management's discussion and analysis ("**MD&A**") for the period ended August 11, 2008 was prepared as at October 29, 2008 and should be read in conjunction with CanElson's audited financial statement as at August 11, 2008, a copy of which is attached hereto as Appendix G.

Results of Operations

CanElson is a CPC and has no business operations. Until such time as CanElson completes a Qualifying Transaction as required by the Exchange, corporate expenditures will be restricted to administrative costs to maintain CanElson in good standing and costs to identify and evaluate potential business opportunities.

CanElson was incorporated on June 30, 2008 and raised initial seed capital of $360,000 during the period ended August 11, 2008. Deferred financing costs and general and administrative expenditures of $40,000 and $45,250, respectively, have been incurred to August 11, 2008.

Financial Condition / Liquidity / Capital Resources

During the period from incorporation on June 30, 2008 to August 11, 2008, CanElson raised seed capital of $360,000 by issuing 3,100,000 CanElson Shares. As at August 11, 2008, CanElson's working capital was $314,750.

As of the date of this MD&A, CanElson has no outstanding commitments. CanElson has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants. Management believes CanElson has sufficient working capital at this time to meet its ongoing financial obligations.

Outstanding Share Data

As at August 11, 2008, there were 3,100,000 CanElson Shares issued and outstanding.

Subsequent Events

On September 19, 2008, CanElson completed its initial public offering by issuing 1,000,000 CanElson Shares at a price of $0.20 per share for gross proceeds of $200,000. In connection with the completion of the initial public offering, 410,000 CanElson Options at an exercise price of $0.20 per share were granted to directors and officers of CanElson and 100,000 CanElson Agent's Options at an exercise price of $0.20 per share were granted to the agent of the offering. Effective September 25, 2008, the CanElson Shares commenced trading on the Exchange under the stock symbol "CDI.P".

On September 25, 2008, CanElson and EMR entered into the Letter of Intent setting out the basic terms of the Amalgamation. On October 7, 2008, CanElson and EMR executed the Amalgamation Agreement, which supersedes the Letter of Intent and sets out the specific terms of the Amalgamation. The Amalgamation is intended to constitute CanElson's Qualifying Transaction pursuant to Policy 2.4.

Risks and Uncertainties

CanElson has identified a proposed Qualifying Transaction in which to participate. Completion of the Amalgamation is subject to a number of factors including regulatory approval. There is no assurance that the

Amalgamation will be completed or that CanElson will be able to identify a suitable Qualifying Transaction if the Amalgamation is not completed.

Description of Share Capital

CanElson Shares

CanElson is authorized to issue an unlimited number of CanElson Shares without nominal or par value of which, as at the date hereof, 4,100,000 are issued and outstanding as fully paid and non-assessable, 410,000 are reserved for issuance pursuant to the CanElson Options and 100,000 are reserved for issuance pursuant to the CanElson Agent's Options.

The holders of CanElson Shares are entitled to dividends, if, as and when declared by the CanElson Board, to one vote per share at meetings of the shareholders of CanElson and, upon dissolution, to share equally in such assets of CanElson as are distributable to the holders of CanElson.

CanElson Preferred Shares

CanElson is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof. Subject to the provisions of the ABCA, the CanElson Board may fix the number of shares in each series and may, prior to the issuance of any preferred shares of a particular series, fix the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of that series and, without limiting the generality of the foregoing, the directors may attach to any series of preferred shares rights and privileges which are equal or superior to those attached to the CanElson Shares.

Dividends or Distributions

CanElson has not declared or paid any dividends or distributions on the CanElson Shares to date. The payment of dividends or distributions in the future are dependent on CanElson's earnings, financial condition and such other factors as the CanElson Board considers appropriate. CanElson currently does not anticipate paying any dividends in the foreseeable future due to the stage of development of the corporation.

Capitalization

The following table sets forth the capitalization of CanElson as at August 11, 2008 and the date hereof.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of August 11, 2008	Amount Outstanding as of the Date Hereof[2]
CanElson Shares[1]	Unlimited	$360,000 (3,100,000 CanElson Shares)	$560,000 (4,100,000 CanElson Shares)
Preferred Shares	Unlimited	Nil	Nil

Notes:

(1) See *"Information Concerning CanElson - Description of Share Capital"*.

(2) As at the date hereof, CanElson also had 410,000 CanElson Options and 100,000 CanElson Agent's Options outstanding.

Stock Options

The CanElson Option Plan provides that the CanElson Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to CanElson, non-transferable options to purchase CanElson Shares, provided that the number of CanElson Shares reserved for issuance will not exceed 10% of the issued and outstanding CanElson Shares. Pursuant to the requirements of the Exchange, no options will be granted to employees under the CanElson Option Plan until after the Final Exchange Bulletin has been issued. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of CanElson Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding CanElson Shares and the number of

CanElson Shares reserved for issuance to all consultants will not exceed two percent (2%) of the issued and outstanding CanElson Shares.

The CanElson Option Plan provides that upon the participant's permanent, physical or mental disability, or death such participant's options may be exercised to purchase the total number of CanElson Shares not previously purchased by the participant whether or not the rights to purchase some or all of those CanElson Shares have previously vested in or are exercisable by the participant as of the date of ceasing to be a participant, provided such exercise occurs prior to the earlier of the expiry date of the options and 90 days after the participant ceases to be a participant due to such permanent physical or mental disability or death. If a participant ceases to be a participant by reason of the participant's office, directorship or employment or services agreement with CanElson terminating or ending otherwise than by reason of permanent physical or mental disability, or death or termination with or without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase CanElson Shares not previously purchased by the participant but only to the extent that rights to purchase the CanElson Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided such exercise occurs at any time on or before the earlier of the expiry date of the options and 21 days after the participant ceases to be a participant due to the termination or ending of the participant's office, directorship or employment or services agreement. If a participant ceases to be a participant by reason of termination without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase CanElson Shares not previously purchased by the participant but only to the extent that rights to purchase the CanElson Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided that such exercise occurs prior to the date that the participant ceases to be a participant. If a participant ceases to be a participant by reason of termination and the participant is entitled to reasonable notice of termination or compensation in lieu thereof then the participant may exercise the options to purchase CanElson Shares not previously purchased by the participant but only to the extent that rights to purchase the CanElson Shares are vested in and are exercisable by the participant on or before the date of such ceasing to be a participant provided that such exercise occurs prior to the earlier of the expiry date of the options and where the participant is given a reasonable period of notice prior to termination, the date the participant ceases to be a participant or where the participant is paid compensation in lieu of reasonable notice the date that is 21 days after the participant ceases to be a participant.

In addition, CanElson Options granted to participants who do not continue as a director, officer, employee or consultant of Amalco have a maximum term of the greater of 12 months after Completion of the Qualifying Transaction and 90 days following cessation of the participant's position with Amalco. Any CanElson Shares acquired pursuant to the exercise of options prior to Completion of the Qualifying Transaction, must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

Prior Sales

The following table sets forth the particulars of those CanElson Securities that have been issued since the date of incorporation.

Date	Number and Class of CanElson Securities	Issue Price Per Security	Gross Aggregate Issue Price
June 30, 2008	2,600,000 CanElson Shares	$0.10	$260,000
August 8, 2008	500,000 CanElson Shares	$0.20	$100,000
September 19, 2008	1,000,000 CanElson Shares	$0.20	$200,000
September 19, 2008	410,000 CanElson Options	$0.20(1)	N/A
September 19, 2008	100,000 CanElson Agent's Options	$0.20(1)	N/A

Note:
(1) Represents the exercise price of the CanElson Agent's Options or CanElson Options, as applicable.

Trading Price and Volume

The CanElson Shares were listed on the Exchange on September 25, 2008 under the symbol "CDI.P". Trading in the CanElson Shares was immediately halted upon commencement of trading pending the announcement of CanElson's Qualifying Transaction and resumed on September 30, 2008. The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the CanElson Shares on the Exchange as reported by the Exchange for the period indicated.

Period	High	Low	Trading Volume
October 2008(1)	$2.35	$2.15	18,100

Note:

(1) Represents the period from October 7, 2008, being the first date on which a trade in the CanElson Shares occurred, to October 29, 2008.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

The following table sets out, as at the date hereof, those CanElson Securities which are held in escrow as at the date hereof.

Designation of Class	Number of CanElson Shares Held in Escrow(1)	Percentage of CanElson Shares
CanElson Shares	3,025,000	73.8%

Note:

(1) The CanElson Shares are held in escrow pursuant to the CPC Escrow Agreement. Pursuant to the terms of the CPC Escrow Agreement, 10% of the escrowed CanElson Shares will be released from escrow on the issuance of the Final Exchange Bulletin (the "**Initial Release**") and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release. If Amalco meets the Exchange's Tier 1 Minimum Listing Requirements either at the time the Final Exchange Bulletin is issued or subsequently, the release of the escrowed CanElson Shares will be accelerated. An accelerated escrow release will not commence until Amalco has made application to the Exchange for listing as a Tier 1 Issuer and the Exchange has issued a bulletin that announces the acceptance for listing of Amalco on Tier 1 of the Exchange.

Principal Securityholders

To the knowledge of the directors and executive officers of CanElson, as at the date hereof, no person beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding CanElson Shares.

Directors and Executive Officers

The following table sets forth, in respect of each director and executive officer of CanElson, their municipality of residence, their respective positions held with CanElson, their principal occupation for the previous five years and the number of CanElson Shares beneficially owned, or over which control or direction is exercised, indirectly or directly, by each director and executive officer.

Name, Municipality of Residence and Positions with CanElson	Date Appointed a Director of CanElson[1]	Principal Occupations for the Previous Five Years	Number and Percentage of CanElson Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly[2]
Elson McDougald Age: 64 Drumheller, Alberta, Canada Chairman, President, Chief Executive Officer and Chief Financial Officer	June 30, 2008	Independent businessman and Chairman and Chief Executive Officer of EMR. From August 2006 to May 2008, Mr. McDougald was Chairman of Savanna Energy Services Corp. Prior thereto, Mr. McDougald was the Chairman and Chief Executive Officer of Western Lakota Energy Services Inc.	200,000 (4.9%)
Randy Hawkings[3] Age: 51 Calgary, Alberta, Canada Chief Operating Officer and Director	June 30, 2008	President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. From August 2006 to August 2007, Vice President and General Manager of the Lakota Drilling Division of Savanna Energy Services Corp. Prior thereto, Vice President and Chief Operating Officer of Western Lakota Energy Services Inc.	200,000 (4.9%)
Daryl Seaman Age: 86 Calgary, Alberta, Canada Director	June 30, 2008	President of Dox Investments Inc., a personal investment holding company.	200,000 (4.9%)
Henry Lawrie[3] Age: 70 Calgary, Alberta, Canada Director	June 30, 2008	Chartered Accountant and self-employed businessman.	50,000 (1.2%)
Daniel Kolibar[3] Age: 45 Calgary, Alberta, Canada Director	June 30, 2008	Partner with Borden Ladner Gervais LLP.	50,000 (1.2%)

Notes:

(1) The term of office of each director will expire at the next annual meeting of CanElson Shareholders or when their successors are duly elected or appointed in accordance with the ABCA.

(2) The information as to the CanElson Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, is based upon information furnished to CanElson by the directors and executive officers as at the date hereof.

(3) Member of the Audit Committee.

As of the date hereof, the directors and executive officers of CanElson, as a group, beneficially own, or exercise control or direction over, directly or indirectly, 700,000 CanElson Shares, representing 17.1% of the issued and outstanding CanElson Shares.

All of the directors and executive officers of CanElson currently have employment outside of CanElson. Each of the directors and executive officers have agreed to devote as much time as is necessary to complete a Qualifying Transaction.

The following is a description of the background and experience of each member of management of CanElson.

Elson McDougald – Chairman, President, Chief Executive Officer and Chief Financial Officer

Mr. McDougald is currently an independent businessman and Chairman and Chief Executive Officer of EMR. From August 2006 until May 2008, Mr. McDougald was the Chairman of Savanna Energy Services Corp. ("**Savanna**") (an oil and gas drilling company). Mr. McDougald was a co-founder and the President, Chief Executive Officer and a director of Western Lakota Energy Services Inc. ("**WLE**") (an oil and gas drilling company) from May 2000 until August 2006, when WLE merged with Savanna. In addition, Mr. McDougald is a director of CCR Technologies Ltd. (a chemical purification technology company), Decision Dynamics Technology Ltd. (a technology company) and Enquest Energy Services Corp. (a trucking company). Mr. McDougald was formerly Chairman, Chief Executive Officer, a director and one of the founders of Tetonka Drilling (an oil and gas drilling company) and founder of Laredo Drilling Inc. (an oil and gas drilling company) as well as past Chairman of Alberta Petroleum Equipment Company, Lakeside Industries Ltd., Biotechnica Ltd., a past director of Vencap Equities Alberta Inc. and the Alberta Treasury Branches and a past trustee of Phoenix Technology Income Fund (an oil and gas drilling services company).

Randy Hawkings, P.Eng. – Chief Operating Officer and Director

Mr. Hawkings is a professional engineer and is currently the President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. (a personal consulting company). Prior thereto, from August 2006 until August 2007, Mr. Hawkings was Vice President and General Manager of the Lakota Drilling Division of Savanna. From September 2003 until August 2006, Mr. Hawkings was Vice President and Chief Operating Officer of WLE. Mr. Hawkings received a Bachelor of Applied Science degree in Engineering from the University of British Columbia in 1979 and was granted the designation of Professional Engineer from the Association of Professional Engineers, Geologists and Geophysicists of Alberta in 1981.

Daryl Seaman, B.Sc. – Director

Mr. Seaman is a mechanical engineer and is currently the President of Dox Investments Inc., a personal investment holding company. In addition, Mr. Seaman is currently Chairman of Bow Valley Energy Ltd. and a director of Pure Technologies Ltd. Mr. Seaman has worked in the oil and gas industry for over 50 years. Mr. Seaman received a Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan in 1948.

Henry Lawrie, C.A. – Director

Mr. Lawrie is a Chartered Accountant who was in public practice for many years with PricewaterhouseCoopers ("**PWC**") in Calgary, Toronto, Dallas and Midland, Texas. He retired in 1997 as Managing Partner of the Calgary Office. Mr. Lawrie was twice elected to the Policy Board of the Canadian firm and was a member of numerous international PWC committees. Mr. Lawrie also served as a member and as Chair of the Auditing Standards Committee of the Canadian Institute of Chartered Accountants, Chair of the Full Cost Accounting Committee, the Canadian representative on the International Auditing Standards Committee, Chair of the Oil and Gas Securities Taskforce and as a director of a number of charitable organizations. Following his retirement from PWC, he joined the Alberta Securities Commission as Chief Accountant and after five years joined the Ross Smith Energy Group as a senior analyst to which he currently provides consulting services. Mr. Lawrie has been a director of nine public companies in the oil and gas industry and is presently a director of four of these. Mr. Lawrie received the designation of Chartered Accountant from the Institute of Chartered Accountants of Alberta in 1960.

Daniel Kolibar, B.A., LL.B. – Director

Mr. Kolibar is a partner at the law firm of Borden Ladner Gervais LLP, Calgary, Alberta. Mr. Kolibar specializes in securities law with a focus on both private and public offerings and mergers and acquisitions. From 1991 to 1994 Mr. Kolibar was legal counsel with the Alberta Securities Commission. Mr. Kolibar has served as a director or Corporate Secretary of a number of public companies and is currently a director and a member of the Audit Committee of AIC Diversified Canada Split Corp. and the Corporate Secretary of Sure Energy Inc. Mr. Kolibar received a Bachelor of Arts degree from the University of Calgary in 1985 and his Bachelor of Laws degree from the University of Alberta in 1988.

Corporate Cease Trade Orders

None of CanElson's directors or executive officers, have, within 10 years prior to the date of this Information Circular, been a director, chief executive officer or chief financial officer of any company, including CanElson and any personal holding companies, that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

None of CanElson's directors or executive officers, or a shareholder holding a sufficient number of securities of CanElson to affect materially the control of CanElson, or any personal holding companies of the foregoing, has within 10 years prior to the date of this Information Circular:

(i) been a director or executive officer of any company, as applicable, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of CanElson's directors or executive officers, nor any shareholder holding a sufficient number of securities of CanElson to affect materially the control of CanElson, or any personal companies of the foregoing, have been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of CanElson may be subject in connection with the operations of CanElson. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the search by CanElson for businesses or assets in order to close a Qualifying Transaction. Accordingly, situations may arise where the interests of such directors and officers, as they relate to CanElson, conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by the ABCA, which require that the directors act honestly, in good faith and with a view to the best interests of CanElson. Conflicts, if any, will be handled in a manner consistent with the procedures and remedies set forth in the ABCA.

Executive Compensation

Summary Compensation Table

The following table sets forth all annual and long-term compensation paid for the period indicated in respect of Elson McDougald, Chairman, President, Chief Executive Officer and Chief Financial Officer of CanElson, and Randy Hawkings, Chief Operating Officer of CanElson (collectively, the "**CanElson Named Executive Officers**"), who are classified as "Named Executive Officers", as such term is defined in Form 51-102F6 - *Statement of Executive Compensation* to National Instrument 51-102 - *Continuous Disclosure Obligations.*

		Annual Compensation			Long-Term Compensation		
					Awards		
Name and Principal Position	**Period ended September 30[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**All Other Compen-sation ($)**
Elson McDougald Chairman, President, Chief Executive Officer and Chief Financial Officer	2008	Nil	Nil	Nil	167,000	Nil	Nil
Randy Hawkings Chief Operating Officer	2008	Nil	Nil	Nil	126,000	Nil	Nil

Note:

(1) Information is presented as at the most recent month end prior to the date of this Information Circular, being September 30, 2008 and represents the period from incorporation on June 30, 2008 until September 30, 2008.

Stock Option Plan and Stock Options

For a description of the CanElson Option Plan, see *"Information Concerning CanElson – Stock Options"*.

<u>Stock Option Grants to Named Executive Officers</u>

The following table sets forth the details of the CanElson Options granted during the period ended September 30, 2008 to the CanElson Named Executive Officers.

Name and Principal Position of Named Executive Officer	**CanElson Shares Under Options Granted**	**% of Total Options Granted to Employees During Period Ended September 30, 2008[1][2]**	**Exercise Price ($/Security)**	**Market Value of Securities Underlying Options on the Date of Grant ($/Security)[3]**	**Expiration Date**
Elson McDougald Chairman, President, Chief Executive Officer and Chief Financial Officer	167,000	40.1%	$0.20	$0.20	September 18, 2012
Randy Hawkings Chief Operating Officer	126,000	30.7%	$0.20	$0.20	September 18, 2012

Notes:

(1) Information is presented as at the most recent month end prior to the date of this Information Circular, being September 30, 2008 and represents the period from incorporation on June 30, 2008 until September 30, 2008.

(2) A total of 410,000 CanElson Options are outstanding as at the date hereof.

(3) During the period ended September 30, 2008, no trading in the CanElson Shares occurred. The market value on the date of grant is based on the initial public offering price of the CanElson Shares of $0.20.

Aggregate Option Exercises and Option Values

The following table sets forth information in respect of all CanElson Options exercised during the period ended September 30, 2008 and option values as at September 30, 2008.

Name and Principal Position of Named Executive Officer	CanElson Shares Acquired on Exercise	Aggregate Value Realized	Unexercised Options at September 30, 2008 Exercisable/ Unexercisable	Value of Unexercised in the Money Options at September 30, 2008 Exercisable/ Unexercisable[(1)]
Elson McDougald Chairman, President, Chief Executive Officer and Chief Financial Officer	N/A	N/A	Nil/167,000	Nil/$33,400
Randy Hawkings Chief Operating Officer	N/A	N/A	Nil/126,000	Nil/$25,200

Note:

(1) During the period ended September 30, 2008, no trading in the CanElson Shares occurred. The market value is based on the initial public offering price of the CanElson Shares of $0.20.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides certain information regarding compensation plans under which equity securities of CanElson are authorized for issuance as of September 30, 2008.

Plan Category	Number of CanElson Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights of CanElson	Number of CanElson Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	410,000	$0.20	0
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**410,000**	**$0.20**	**0**

Termination of Employment, Change in Responsibilities and Employment Contracts

CanElson currently does not have employment contracts with the CanElson Named Executive Officers, and does not have any compensatory plan, contract or arrangement whereby the CanElson Named Executive Officers are entitled to receive more than $100,000 from CanElson in the event of resignation, retirement or termination of the CanElson Named Executive Officer's employment, a change of control of CanElson or a change in responsibility following a change in control.

Compensation of Directors

No directors' fees were paid by CanElson during the period ended September 30, 2008. A total of 117,000 CanElson Options were granted to directors who are not also officers during the period ended September 30, 2008.

Audit Committee Disclosure

Terms of Reference of the Audit Committee

The audit committee of CanElson (the "**Audit Committee**") is a committee of the CanElson Board established for the purpose of overseeing the accounting and financial reporting process of CanElson. The Audit Committee has set out its responsibilities and composition requirements in fulfilling its oversight in relation to CanElson's internal accounting standards and practices, financial information, accounting systems and procedures. See Appendix K attached hereto for a copy of the Terms of Reference of the Audit Committee.

Composition of the Audit Committee

The Audit Committee consists of Randy Hawkings, Henry Lawrie and Daniel Kolibar. Henry Lawrie is the Chairman of the Audit Committee. All members of the Audit Committee have been determined to be independent, except for Randy Hawkings by virtue of his position as Chief Operating Officer of CanElson, and all members are considered to be financially literate, as such terms are defined in Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**").

Relevant Education and Experience of Audit Committee Members

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is as follows.

<u>Henry Lawrie, C.A. - Chair</u>

Mr. Lawrie is a Chartered Accountant who was in public practice for many years with PWC in Calgary, Toronto, Dallas and Midland, Texas. Mr. Lawrie also served as a member and as Chair of the Auditing Standards Committee of the Canadian Institute of Chartered Accountants, Chair of the Full Cost Accounting Committee, the Canadian representative on the International Auditing Standards Committee, Chair of the Oil and Gas Securities Taskforce and as a director of a number of charitable organizations. Following his retirement from PWC, he joined the Alberta Securities Commission as Chief Accountant. Mr. Lawrie has been a director of nine public companies in the oil and gas industry and is presently a director of four of these. Mr. Lawrie received the designation of Chartered Accountant from the Institute of Chartered Accountants of Alberta in 1960.

<u>Randy Hawkings</u>

Mr. Hawkings has operated his own private companies and has held senior management positions with public companies engaged in the oil and gas service industry where he had responsibilities pertaining to budgets and financial performance. Mr. Hawkings is a professional engineer and he received a Bachelor of Applied Science degree in Engineering from the University of British Columbia in 1979 and was granted the designation of Professional Engineer from the Association of Professional Engineers, Geologists and Geophysicists of Alberta in 1981.

<u>Daniel Kolibar</u>

Mr. Kolibar is a partner at the law firm of Borden Ladner Gervais LLP, Calgary, Alberta. Mr. Kolibar specializes in securities law with a focus in both private and public offerings and mergers and acquisitions. Mr. Kolibar has served as a director or Corporate Secretary of a number of public companies and is currently a director and a member of the Audit Committee of AIC Diversified Canada Split Corp. Mr. Kolibar received a Bachelor of Arts degree from the University of Calgary in 1985 and his Bachelor of Laws degree from the University of Alberta in 1988.

Audit Committee Oversight

At no time since incorporation was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the CanElson Board.

Reliance on Certain Exemptions

Since incorporation, CanElson has not relied on the De Minimis Non-Audit Services exemption provided for in section 2.4 of MI 52-110. However, as a "venture issuer", CanElson is relying on the exemptions provided by section 6.1 of MI 52-110 with respect to Part 3 – *Composition of the Audit Committee* and *Part 5 – Reporting Obligations*.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The following table discloses the fees billed CanElson by its external auditor for the period indicated.

Period Ended(1)	Audit fees(2)	Audit related fees(3)	Tax fees(4)	All other fees(5)
September 30, 2008	$10,128	Nil	Nil	Nil

Notes:

(1) Information is presented as at September 30, 2008, being the most recent month end prior to the date of this Information Circular and represents the period from incorporation on June 30, 2008 to September 30, 2008

(2) The aggregate fees billed for audit services.

(3) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit review of CanElson's financial statements and are not disclosed in the 'Audit Fees' column.

(4) The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(5) The aggregate fees billed for professional services other than those listed in the other three columns.

Corporate Governance

The CanElson Board

The CanElson Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent. The independent members of the CanElson Board are Daryl Seaman, Henry Lawrie and Daniel Kolibar. Elson McDougald, the Chairman, President, Chief Executive Officer and Chief Financial Officer of CanElson, and Randy Hawkings, the Chief Operating Officer of CanElson, have been determined to be non-independent by virtue of their positions as executive officers of CanElson.

Other Public Company Directorships

The following members of the CanElson Board currently hold directorships in other reporting issuers as set forth below:

Name of Director	Name of Reporting Issuer	Exchange
Elson McDougald	CCR Technologies Ltd.	TSX
	Decision Dynamics Technology Ltd.	TSX-V
	Enquest Energy Services Corp.	TSX-V
Daryl Seaman	Bow Valley Energy Ltd.	TSX
	Pure Technologies Ltd.	TSX-V
Henry Lawrie	Berens Energy Ltd.	TSX

Name of Director	Name of Reporting Issuer	Exchange
	Bow Valley Energy Ltd.	TSX
	Delphi Energy Corp.	TSX
	Storm Exploration Inc. .	TSX
Daniel Kolibar	AIC Diversified Canada Split Corp.	TSX

Orientation and Continuing Education of Board Members

CanElson currently does not have any formal orientation or continuing education programs in place for new directors as there have been no changes in board membership. If there is a change in the membership of the CanElson Board, this policy may be reviewed.

Ethical Business Conduct

The CanElson Board has found that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director's participation in decisions of the CanElson Board in which the director has an interest, have been sufficient to ensure that the CanElson Board operates independently of management and in the best interests of CanElson.

Nomination of Directors

The size of the CanElson Board will be reviewed annually when the CanElson Board considers the number of directors to recommend for election at the annual meeting of shareholders. The CanElson Board takes into account the number of directors required to carry out the board duties effectively and strives to maintain a diversity of experience.

Compensation of Directors and Officers

Other than the grant of options to purchase CanElson Shares which may be granted to the directors and officers of CanElson from time to time pursuant to the CanElson Option Plan, the directors and officers of CanElson are not currently compensated. See *"Information Concerning CanElson - Executive Compensation"*.

Other Board Committees

The CanElson Board has no other standing committees other than the Audit Committee.

Assessment

The CanElson Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the CanElson Board and its Audit Committee, to satisfy itself that the CanElson Board, its Audit Committee and its individual directors are performing effectively.

Indebtedness of Directors and Executive Officers

No director, proposed director, executive officer, employee, former director, former executive officer or former employee of CanElson, or any associate or affiliate of the foregoing, has been indebted to CanElson since incorporation. None of the persons described in the preceding sentence has, since incorporation, been indebted to another entity to which the indebtedness was the subject of a guarantee, "support agreement", letter of credit or other similar arrangement or understanding provided by CanElson.

For the purposes of the above, "support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

Interest of Informed Persons in Material Transactions

Other than as set forth herein, CanElson is not aware of any material interest, direct or indirect, of any "informed person" of CanElson or any associate or affiliate of any "informed person", in any transaction since incorporation or in any proposed transaction which has materially affected or would materially affect CanElson.

For the purposes of the above, "informed person" means: (a) a director or executive officer of CanElson; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of CanElson; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of CanElson or who exercises control or direction over voting securities of CanElson or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of CanElson other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) CanElson after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Non-Arm's Length Qualifying Transaction

The Amalgamation, if completed, is not a Non-Arm's Length Qualifying Transaction.

Legal Proceedings

CanElson is neither a party, nor is any of its property the subject matter, of any legal proceedings, nor are any such proceedings known to CanElson to be contemplated by any party.

Auditors, Transfer Agents and Registrars

The auditors of CanElson are Deloitte & Touche LLP, Chartered Accountants, at 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

Olympia Trust Company at its offices in Calgary, Alberta, 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6, is the transfer agent and registrar for the CanElson Shares.

Material Contracts

CanElson has not entered into any material contracts since incorporation, other than the following:

1. the CPC Escrow Agreement;
2. the transfer agency and registrarship agreement dated September 8, 2008, between CanElson and Olympia Trust Company; and
3. the Amalgamation Agreement.

Copies of these agreements will be available for inspection at the registered office of CanElson at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, during regular business hours until the date of the closing of the Amalgamation and for a period of 30 days thereafter and are also available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

INFORMATION CONCERNING EMR

Name and Incorporation

EMR was incorporated pursuant to the provisions of the ABCA on June 30, 2008 under the name "EMR Drilling Inc.". On July 24, 2008, EMR amended its articles to remove the restriction against the transfer of securities.

The head office of EMR is located at 515, 808 - 4th Avenue S.W., Calgary, Alberta T2P 3E8 and the registered office of EMR is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Subsidiaries of EMR

EMR has one wholly owed subsidiary, the Saskatchewan Subsidiary. The Saskatchewan Subsidiary was incorporated under the *Business Corporations Act* (Saskatchewan) on July 9, 2008.

General Development of the Business

EMR is a private company engaged in the manufacture and operation of drilling rigs in the WCSB.

EMR commenced operations on June 30, 2008. During July and August 2008, EMR raised aggregate gross proceeds of $44,000,000 through: (i) the issuance of 4,000,000 EMR Shares at a price of $2.00 per share to its directors in July 2008; and (ii) the issuance of an aggregate of 18,000,000 EMR Shares issued at $2.00 per share pursuant to a brokered private placement completed in August 2008. The agent of the brokered private placement received as consideration for their services a cash commission equal to 5% of the gross proceeds of the non-brokered private placement and an aggregate of 900,000 EMR Agent's Warrants.

The net proceeds from the sale of the EMR Shares are being used by EMR to finance its rig construction program. EMR expects the construction of its first rig to be completed in November 2008 and its second rig to be completed in January 2009. It has signed drilling contracts for both of these rigs. EMR expects to construct 6 to 9 heavy-duty telescopic rigs (3,600 metres) over the next 12 months, subject to market conditions.

On September 25, 2008, CanElson and EMR entered into the Letter of Intent setting out the basic terms of the Amalgamation. On October 7, 2008, CanElson and EMR executed the Amalgamation Agreement, which supersedes the Letter of Intent and sets out the specific terms of the Amalgamation.

Narrative Description of the Business

EMR constructs drilling rigs and intends to provide contract-drilling services to the oil and gas industry in Western Canada. EMR intends to supervise rig construction and commissioning, arrange bank and other financing for the construction of drilling rigs, arrange drilling contracts and act as a manager and operator of the drilling rigs. EMR's business strategy and operating objectives are to:

- build and operate modern state-of-the-art drilling rigs;
- lead the drilling industry by providing customers with superior performance and value by having experienced, well-trained and involved drilling crews;
- maximize operating time by working safely and efficiently, and minimizing downtime;
- develop and maintain a superior safety record through good recruiting, proper training and an effective safety program;
- keep rigs current with depth and commodity market trends as well as changing government regulatory requirements;

- establish a "preferred employer" reputation by being a people-oriented company with an involved senior management team; and

- develop mutually beneficial relationships with Aboriginal communities by providing a long-term rig investment opportunity, and hiring and training people from those Aboriginal communities to work on the drilling rigs.

Principal Products, Services and Operations

Drilling Rig Construction and Sale

EMR acts as a general contractor supervising the construction and commissioning of its drilling rigs. Once constructed, the drilling rig begins working in the field. EMR intends to construct 6 to 9 heavy-duty telescopic rigs (3,600 metres) over the next 12 months, subject to market conditions.

Contract Drilling Services

Contract drilling services are carried out using drilling rigs and other auxiliary equipment. Contract drilling services are performed based on instructions from the oil and gas exploration and production company (the "**Operator**") which has contracted the drilling company's rig(s). The drilling company follows these instructions and drills the oil or gas well at a specified location to the desired depth. If the well is productive and can be economically produced, the drilling rig will set the production casing or liner for the well.

Drilling contracts are awarded through competitive bidding or on a negotiated basis. In periods of low activity, more contracts are offered on a competitive bid basis. During periods of high activity, contracts are often awarded on a negotiated basis. Terms and rates will vary depending on competitive conditions, equipment and services to be supplied, Aboriginal relationships, the geographical area, the geological formation to be drilled, the on-site drilling conditions and the anticipated duration of the work. The drilling contractor provides the drilling rig and crew and is typically responsible for the payment of rig operating and maintenance expenses. Surface lease construction, rig mobilization expenses as well as third party rentals are generally paid by the Operator.

Drilling services are provided primarily based on standard drilling contracts endorsed by both the Canadian Association of Oilwell Drilling Contractors ("**CAODC**") and the Canadian Association of Petroleum Producers ("**CAPP**"). The contracts outline the rights, responsibilities and obligations of each party to the contract. The contracts can be for a specific well, a series of wells or for a specific time frame.

Drilling contracts are carried out on either daywork, meterage or turnkey basis. Under daywork contracts, the drilling company charges the Operator a fixed charge per day for the number of days needed to drill the well. In addition, daywork contracts provide for a day rate, or a lump sum amount, for mobilization of the rig to the well location and for rig up and rig down of the rig. Under a daywork contract, the drilling company ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blow-outs). Other contracts could provide for payment on a meterage (footage) basis, whereby the drilling company is paid a fixed charge for each metre (foot) drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of an entire well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to the drilling company and, accordingly, normally provide greater profit or loss potential. To date, all of EMR's contracts have been signed on a daywork basis.

Market for Services

The market demand for drilling rigs is determined by the amount of capital allocated for oil and gas reserve development or replacement by Operators. The total capital available is influenced by commodity prices and the ability to finance capital programs with cash flow, debt or new equity issues. These market forces, in combination with consumer demand for oil and gas, are key factors in determining the number of wells that will be drilled by oil and gas producing companies in Canada.

The CAODC stated that 22,127 and 19,144 wells were drilled in western Canada during the 2006 and 2007 calendar years, respectively, and estimates that 15,223 wells will be drilled in 2008 (CAODC, *Updated Forecast – 2008 – Western Canada,* October 27, 2008). EMR's drilling fleet is expected to be among the newest in the industry, resulting in lower operating costs than many of its competitors which may be operating older drilling fleets. EMR has developed favourable customer relationships through the previous successes of management and past Aboriginal relationships, that should support strong utilization rates.

The drilling business is subject to seasonality, with peak activity levels usually being realized from December to the following March. During spring in Canada, activity levels are usually lower due to thawing which causes ground conditions to be soft and unstable. These unstable ground conditions increase operating costs and cause seasonal "road bans" to occur which cause inefficient operations. As a result of these conditions, the busiest quarter for EMR's drilling services business is expected to be the first quarter, followed by the fourth quarter.

The market for EMR's contract drilling services is comprised of numerous oil and gas exploration companies. However, the drilling industry in Canada is a very competitive sector dominated by five large contractors which account for approximately 71% of the industry's drilling rig fleet (Divestco, *Custom Report Selection – Rig Count - Contractor*, October 28, 2008). With this concentration of drilling services, the larger contractors have the ability to influence the dayrates and operating practices of the industry.

A drilling company is evaluated by potential customers based on the condition of its equipment, its drilling depth capacity, its safety performance and the expertise of its operational personnel. In addition, many customers are focusing on strengthening Aboriginal relations. EMR is able to offer high quality equipment and crews, an involved management team, and a means for customers to improve Aboriginal relations.

Western Canadian Sedimentary Basin

EMR's operations are currently projected to be conducted in the WCSB. The WCSB is a sedimentary basin underlying approximately 1,500,000 square kilometres of Western Canada including southwestern Manitoba, southern Saskatchewan, Alberta, northeastern British Columbia and the southwest corner of the Northwest Territories. It consists of a wedge of sedimentary rock extending from the Rocky Mountains in the west to the Canadian Shield in the east. The WCSB is the most prolific hydrocarbon region of Canada, accounting for the vast majority of crude oil and natural gas produced in Canada (Energy Resources Conservation Board, *Origins of Oil and Gas*, online: http://www.ercb.ca).

Employees

As of September 30, 2008, EMR employed or retained 7 individuals on a full or part-time basis at its head office in Calgary, Alberta and its operations office in Nisku, Alberta.

Risk Factors

The risk factors and uncertainties which EMR faces in its business are as follows.

Industry Risks

There are many risks inherent in the drilling services industry, which even a combination of experience, knowledge and careful evaluation, may be difficult to overcome. The demand, price and terms of contract drilling services are dependent on the level of activity in this industry. Industry conditions are influenced by numerous factors over which EMR has no control, including the level of oil and gas prices, expectations about oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the expected rates of declining current production, the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity, weather conditions, political regulatory and economic conditions and the ability of oil and gas companies to raise equity or debt financing.

The leval of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for oilfield services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for drilling services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on EMR's business, financial condition, results of operations and cash flows. Any addition to or elimination or curtailment of government incentives could have a significant impact on the oilfield services industry of Canada.

EMR's success will depend on the ability of EMR's customers to select and acquire suitable producing properties or undeveloped exploration prospects. The marketability of any oil and natural gas acquired or discovered by EMR's customers will be affected by numerous factors beyond the control of such customers. These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effects of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, abnormal pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells. Such hazards are primarily the responsibility of the oil and gas companies which contract with EMR. EMR maintains insurance for situations which it may become liable, however, EMR may become liable for damages arising from pollution, blow-outs or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Seasonality/Weather

The activities in the oilfield services industry are subject to a degree of seasonality. Operating activities within the Canadian service industry are generally lower in April and May during spring break-up, and tend to increase in the fall and peak in the winter months of December through March. In addition, unpredictability in the weather and temperature not only within these seasons, but year round as well, can create additional unpredictability in rig utilization rates and operational results for entities such as EMR.

The ability to move and operate drilling equipment is often dependent on weather conditions. As warm weather arrives in the spring and the frost begins leaving the ground, many secondary roads become too soft to support heavy equipment until they are completely dried. The inability to move equipment during this period (spring break-up) can have a direct effect on operations and can result in a period when some or all of the drilling rigs may be inactive. To mitigate this risk, efforts are made to work with customers to position drilling equipment before spring break-up so it will be working as much as possible during or immediately after this period.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of EMR in a manner materially different than they would affect other oil and gas service companies of similar size.

Regulation of Drilling Services Industry

EMR's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. While management believes that EMR's business will be operated in accordance with applicable laws, EMR will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to EMR that may have a negative effect on EMR's business and the results of operations. EMR expects that it will be able to comply with regulatory requirements in all material respects.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties. In Alberta, environmental compliance legislation imposes environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes penalties for violations. These environmental compliance obligations are primarily the responsibility of the oil and gas companies which contract with EMR, however, where applicable directly to EMR, EMR is committed to meeting its responsibilities in all material respects to protect the environment wherever it operates.

Business Growth

EMR's ability to add additional rigs to its fleet will, in part, be limited to its ability to secure customer commitments. In addition, as a result of the limited availability and capacity of contractors to build drilling rigs, there is no guarantee that EMR will be able to add additional rigs to its fleet, maintain or repair the rigs currently in its fleet, or be able to develop additional lines of business.

EMR may experience growth through acquisitions. Its continued profitability and growth will depend in part upon its ability to successfully integrate its acquisitions and its failure to do so could have a material adverse effect on its business, operations, results and prospects.

EMR is also dependent on its ability to attract, train, motivate and retain employees and management. Failure to do so could have a materially adverse effect upon EMR's growth and profitability.

Additional Financing

To the extent that external sources of capital, including debt financing and equity financing, become limited or unavailable, EMR's ability to make the necessary capital investments to maintain or expand its asset base and operations will be impaired.

Competition

Competition could adversely affect EMR's performance. The drilling industry is characterized by intense competition and EMR competes directly with other companies that have greater resources and access to capital. There is also increasing competition with other drilling services companies which enter into arrangements with Aboriginal communities.

Kyoto Protocol

In 1994, the United Nations' Framework on Climate Change came into force and three years later led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and, consequently, greenhouse gases. The Government of Canada has ratified the Kyoto Protocol. Reductions in greenhouse gases from oil and gas producers may be required that could result in, among other things, increased operating and capital expenditures for those producers which may make certain production of crude oil or natural gas by those producers uneconomic, resulting in reductions in such production and may result in a decrease in the demand for drilling services. Management is unable to predict the effect on the future earnings of EMR that may result from the ratification of the Kyoto Protocol by the Government of Canada.

Credit Risk

A substantial portion of EMR's accounts receivable are expected to be with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. Although collection of these receivables could be influenced by economic factors affecting this industry, management considers the risk of a significant loss to be remote at this time.

Equipment and Technology Risks

The ability of EMR to meet customer demands in respect of performance and cost will depend upon continuous improvements in its drilling rigs. There can be no assurance that EMR will be successful in its efforts in this regard or that it will have the resources available to meet this continuing demand. Failure by EMR to do so could have a material adverse effect on EMR. No assurances can be given that competitors will not achieve technological advantages over EMR.

EMR has not sought or obtained patent or other similar protection in respect of any drilling rigs, equipment or technology it has developed independently. In the future, EMR may seek patents or other similar protections in respect of particular equipment and technology, however, EMR may not be successful in such efforts. Competitors may also develop similar equipment and technology to that of EMR thereby adversely affecting EMR's competitive advantage in one or more of its businesses. Additionally, there can be no assurance that certain equipment or technology developed by EMR may not be the subject of future patent infringement claims or other similar matters which could result in litigation, the requirement to pay licensing fees or other results that could have a material adverse effect on the business, results of operations and financial conditions of EMR.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. EMR cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on EMR's business, financial condition, results of operations and cash flows.

Alberta Royalty Structure Changes

On October 25, 2007, the Government of Alberta announced proposed changes to the Alberta royalty regime, including changing the royalty structure for natural gas and conventional oil by adjusting the sliding rate formulas that are price and volume sensitive and adopting new price sensitive formula will be adopted for oil sands development at both pre-and post-payout stages. The new royalty regime is currently scheduled to come into effect on January 1, 2009. If the new royalty regime is implemented without modification, these proposed changes would result in higher royalty rates at current prices. EMR is not a royalty payor and therefore, is not directly affected by these proposed changes. However, as a service provider, EMR will be affected by the producers' responses to the new regime. Producers are continuing to assess the impact of the new royalty regime on their operations and future activities. In the short term, some producers have announced plans to reduce their exploration and development activities in the Province of Alberta. Until EMR has stronger indications from producers with respect to their plans, and clarification from the Government of Alberta with respect to the details of the royalty changes that are to be implemented, the long-term implications of the royalty announcement for EMR are difficult to determine.

Selected Financial Information

The following table sets out certain selected financial information of EMR as at and for the period ended July 31, 2008, which has been derived from and should be read in conjunction with EMR's audited financial statements as at and for the period ended July 31, 2008, a copy of which is attached hereto as Appendix H. The financial results are not necessarily indicative of the results that may be expected for any other period. EMR's audited financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

	For the Period Ended July 31, 2008[1] ($)
Revenues	Nil
Income (loss) before taxes	Nil
Net income	Nil

Note:

(1) Represents the period from incorporation on June 30, 2008 until July 31, 2008.

	As at July 31, 2008 ($)
Assets	
Cash	7,853,983
GST receivable	40,701
Deferred costs	50,513
Deposits on capital assets	285,132
Capital assets	570,790
Total Assets	**8,801,119**
Liabilities and Shareholders' Equity	
Current liabilities	801,117
Shareholders' equity	8,000,002
Total Liabilities and Shareholders' Equity	**8,801,119**

Management's Discussion and Analysis

The following management's discussion and analysis ("**MD&A**") for the period ended July 31, 2008 was prepared as at October 29, 2008 and should be read in conjunction with EMR's audited financial statements as at and for the period ended July 31, 2008, a copy of which are attached hereto as Appendix H.

Results of Operations

EMR is a private company engaged in the manufacture and operation of drilling rigs in the WCSB. During the period from incorporation on June 30, 2008 to July 31, 2008, EMR raised seed capital of $8,000,002 by issuing 4,000,001 EMR Shares. The net proceeds from the sale of the EMR Shares are being used by EMR to finance its rig construction program. See *"Subsequent Events"*.

Financial Condition / Liquidity / Capital Resources

During the period from incorporation on June 30, 2008 to July 31, 2008, EMR raised seed capital of $8,000,002 by issuing 4,000,001 EMR Shares. As at July 31, 2008, EMR's working capital was $7,093,567.

Commitments relating to rig equipment purchases are recorded as capital asset additions at the time of receipt of the related equipment. As at July 31, 2008, EMR is committed to payments of approximately $351,600 over the next 12 months

Outstanding Share Data

As at July 31, 2008, there were 4,000,001 EMR Shares issued and outstanding.

Subsequent Events

During August 2008, EMR completed private placements at $2.00 per share totaling gross proceeds of $36,000,000 (approximately $34,000,000 net) and issued 18,000,000 EMR Shares. Pursuant to a related agency financing agreement, 900,000 EMR Agent's Warrants were issued with an exercise price of $2.00 per share.

On August 15, 2008, EMR signed drilling contracts for the first 2 rigs that are currently being constructed.

EMR entered into a lease agreement dated August 14, 2008 for head office premises. The term of the lease is five years and expires on October 31, 2013 with annual lease payments of $107,380.

On September 25, 2008, CanElson and EMR entered into the Letter of Intent setting out the basic terms of the Amalgamation. On October 7, 2008, CanElson and EMR executed the Amalgamation Agreement, which supersedes the Letter of Intent and sets out the specific terms of the Amalgamation. The Amalgamation is intended to constitute CanElson's Qualifying Transaction pursuant to Policy 2.4.

Risks and Uncertainties

For a description of the risks and uncertainties facing EMR, please see *"Information Concerning EMR – Risk Factors"*.

Description of Share Capital

EMR Shares

EMR is authorized to issue an unlimited number of EMR Shares without nominal or par value of which, as at the date hereof, 22,000,001 are issued and outstanding as fully paid and non-assessable, 712,000 are reserved for issuance pursuant to the EMR Options and 900,000 are reserved for issuance pursuant to the EMR Agent's Warrants.

The holders of EMR Shares are entitled to receive notice of, to attend and vote at any meetings of the shareholders of EMR, to receive dividends declared by the EMR Board and to receive the remaining property of EMR on dissolution after the claims of creditors and holders of preferred shares outstanding at the time have been satisfied.

Preferred Shares

EMR is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the EMR Board at the time of the issuance thereof. At the time of creation of each series of preferred shares, the preferred shares will have such preferences as to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of EMR, whether voluntary or involuntary, and such preferences over any other shares as may be determined by the EMR Board. There are no preferred shares outstanding.

Dividends or Distributions

EMR has not declared or paid any dividends or distributions on the EMR Shares to date. The payment of dividends or distributions in the future are dependent on EMR's earnings, financial condition and such other factors as the EMR Board considers appropriate. EMR currently does not anticipate paying any dividends in the foreseeable future due to the stage of development of the corporation.

Capitalization

The following table sets forth the capitalization of EMR as at July 31, 2008 and the date hereof.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of July 31, 2008	Amount outstanding as of the date hereof(2)
EMR Shares(1)	Unlimited	$8,000,002 (4,000,001 EMR Shares)	$44,000,002 (22,000,001 EMR Shares)
Preferred Shares	Unlimited	Nil	Nil

Notes:

(1) See *"Information Concerning EMR - Description of Share Capital"*.

(2) As at the date hereof, EMR also had 712,000 EMR Options and 900,000 EMR Agent's Warrants outstanding. See *"Information Concerning EMR – Stock Options"*.

Stock Options

EMR has adopted the EMR Option Plan which provides that the EMR Board may from time to time, in its discretion, grant to directors, officers, employees and consultants to EMR, non-transferable options to purchase EMR Shares, provided that the number of EMR Shares reserved for issuance will not exceed 10% of the issued and outstanding EMR Shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of EMR Shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding EMR Shares and the number of EMR Shares reserved for issuance to all consultants will not exceed two percent (2%) of the issued and outstanding EMR Shares.

The EMR Option Plan provides that upon the participant's permanent, physical or mental disability, or death such participant's options may be exercised to purchase the total number of EMR Shares not previously purchased by the participant whether or not the rights to purchase some or all of those EMR Shares have previously vested in or are exercisable by the participant as of the date of ceasing to be a participant, provided such exercise occurs prior to the earlier of the expiry date of the options and 90 days after the participant ceases to be a participant due to such permanent physical or mental disability or death. If a participant ceases to be a participant by reason of the participant's office, directorship or employment or services agreement with EMR terminating or ending otherwise than by reason of permanent physical or mental disability, or death or termination with or without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase EMR Shares not previously purchased by the participant but only to the extent that rights to purchase the EMR Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided such exercise occurs at any time on or before the earlier of the expiry date of the options and 21 days after the participant ceases to be a participant due to the termination or ending of the participant's office, directorship or employment or services agreement. If a participant ceases to be a participant by reason of termination without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the participant may exercise the options to purchase EMR Shares not previously purchased by the participant but only to the extent that rights to purchase the EMR Shares have vested in and are exercisable by the participant as at the date of such ceasing to be a participant, provided that such exercise occurs prior to the date that the participant ceases to be a participant. If a participant ceases to be a participant by reason of termination and the participant is entitled to reasonable notice of termination or compensation in lieu thereof then the participant may exercise the options to purchase EMR Shares not previously purchased by the participant but only to the extent that rights to purchase the EMR Shares are vested in and are exercisable by the participant on or before the date of such ceasing to be a participant provided that such exercise occurs prior to the earlier of the expiry date of the options and where the participant is given a reasonable period of notice prior to termination, the date the participant ceases to be a participant or where the participant is paid compensation in lieu of reasonable notice the date that is 21 days after the participant ceases to be a participant.

As at the date hereof, EMR has granted 712,000 EMR Options to the directors, officers and employees of EMR as indicated in the table below.

Group (Number of Persons in Group)	Number of EMR Shares Under Option	Exercise Price per EMR Share	Expiry Date	Market Value per EMR Share on the Date of Grant(1)	Market Value per EMR Share as at the Date Hereof(1)
Officers (5)	600,000	$2.00	September 8, 2012	$2.00	$2.00
	20,000	$2.00	September 8, 2010	$2.00	$2.00
Directors who are not Officers (2)	42,000	$2.00	September 8, 2012	$2.00	$2.00
	20,000	$2.00	September 8, 2010	$2.00	$2.00
Employees (1)	30,000	$2.00	September 8, 2012	$2.00	$2.00
Total	**712,000**				

Note:

(1) As the EMR Shares do not trade on any exchange, the market value is based on the last issuance price of the EMR Shares, being $2.00. See *"Information Concerning EMR - Prior Sales"*.

Prior Sales

The following table sets forth the particulars of those EMR Securities that have been issued since the date of incorporation.

Date	Number and Class of EMR Securities	Issue Price per Security	Total Issue Price
June 30, 2008	1 EMR Share	$2.00	$2.00
July 25, 2008	4,000,000 EMR Shares	$2.00	$8,000,000
August 1, 2008	12,082,000 EMR Shares	$2.00	$24,164,000
August 1, 2008	604,100 EMR Agent's Warrants	$2.00(1)	N/A
August 8, 2008	5,383,000 EMR Shares	$2.00	$10,766,000
August 8, 2008	269,150 EMR Agent's Warrants	$2.00(1)	N/A
August 14, 2008	535,000 EMR Shares	$2.00	$1,070,000
August 14, 2008	26,750 EMR Agent's Warrants	$2.00(1)	N/A
September 9, 2008	712,000 EMR Options	$2.00(1)	N/A

Note:
(1) Represents the exercise price of the EMR Agent's Warrants or EMR Options, as applicable.

Trading Price and Volume

The EMR Shares do not currently trade on any stock exchange.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

As at the date hereof, no securities of EMR are subject to escrow or contractual restrictions on transfer.

Principal Securityholders

To the knowledge of the directors and executive officers of EMR, as at the date hereof, no person beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding EMR Shares.

Directors and Executive Officers

The following table sets forth, in respect of each director and executive officer of EMR, their municipality of residence, their respective positions held with EMR, their principal occupation for the previous five years and the number of EMR Shares beneficially owned, or over which control or direction is exercised, indirectly or directly, by each director and executive officer.

Name, Municipality of Residence and Positions with EMR	Date Appointed a Director of EMR[1]	Principal Occupations for the Previous Five Years	Number and Percentage of EMR Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly[2]
Elson McDougald Age: 64 Drumheller, Alberta, Canada Chairman and Chief Executive Officer	June 30, 2008	Independent businessman and Chairman and Chief Executive Officer of EMR. From August 2006 to May 2008, Mr. McDougald was Chairman of Savanna Energy Services Corp. Prior thereto, Mr. McDougald was the Chairman and Chief Executive Officer of Western Lakota Energy Services Inc.	1,000,001 (4.5%)
Randy Hawkings Age: 51 Calgary, Alberta, Canada President and Chief Operating Officer	June 30, 2008	President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. From August 2006 to August 2007, Vice President and General Manager of the Lakota Drilling Division of Savanna Energy Services Corp. Prior thereto, Vice President and Chief Operating Officer of Western Lakota Energy Services Inc.	1,000,000 (4.5%)
Murray Hinz Age: 39 Calgary, Alberta, Canada Chief Financial Officer	N/A	President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman).	Nil
Lawrence Kolasa Age: 46 Spruce Grove, Alberta, Canada Vice President, Rig Construction	N/A	Currently Vice President, Rig Construction of EMR. Mr. Kolasa was the field superintendent for Western Lakota Energy Services Inc. and was responsible for constructing all of Western Lakota's rigs. Prior to joining Western Lakota, Mr. Kolasa was a rig manager for Tetonka Drilling Inc. and Precision Drilling Corp.	212,500 (0.9%)
Michael Smith Age: 41 Carlyle, Saskatchewan, Canada Vice President and General Manager (Saskatchewan)	N/A	Currently Vice President and General Manager (Saskatchewan) of EMR. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign Energy Services Inc. where he supervised 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003.	Nil
Donald Seaman Age: 83 Calgary, Alberta, Canada Director	June 30, 2008	President of D.R.S. Resource Investments Inc., a personal investment holding company.	1,000,000[3] (4.5%)
Daryl Seaman Age: 86 Calgary, Alberta, Canada Director	June 30, 2008	President of Dox Investments Inc., a personal investment holding company.	1,000,000[4] (4.5%)

Notes:

(1) The term of office of each director will expire at the next annual meeting of EMR Shareholders or when their successors are duly elected or appointed in accordance with the ABCA.

(2) The information as to the EMR Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, is based upon information furnished to EMR by the directors and executive officers as at the date hereof.

(3) Mr. Seaman controls DRSeaman & Co. Limited which is the registered owner of 750,000 EMR Shares.

(4) Mr. Seaman controls Dox Investments Inc., which is the registered owner of 1,000,000 EMR Shares.

As of the date hereof, the directors and executive officers of EMR, as a group, beneficially own, or exercise control or direction over, directly or indirectly, 4,212,501 EMR Shares, representing 19.1% of the issued and outstanding EMR Shares.

The following is a description of the background and experience of each member of management of EMR.

Elson McDougald – Chairman and Chief Executive Officer

Mr. McDougald is currently an independent businessman and is the Chairman and Chief Executive Officer of EMR. From August 2006 until May 2008, Mr. McDougald was the Chairman of Savanna (an oil and gas drilling company). Mr. McDougald was a co-founder and the President, Chief Executive Officer and a director of WLE (an oil and gas drilling company) from May 2000 until August 2006, when WLE merged with Savanna. In addition, Mr. McDougald is a director of CCR Technologies Ltd. (a chemical purification technology company), Decision Dynamics Technology Ltd. (a technology company) and Enquest Energy Services Corp. (a trucking company). Mr. McDougald was formerly Chairman, Chief Executive Officer, a director and one of the founders of Tetonka Drilling (an oil and gas drilling company) and founder of Laredo Drilling Inc. (an oil and gas drilling company) as well as past Chairman of Alberta Petroleum Equipment Company, Lakeside Industries Ltd., Biotechnica Ltd., a past director of Vencap Equities Alberta Inc. and the Alberta Treasury Branches and a past trustee of Phoenix Technology Income Fund (an oil and gas drilling services company). Mr. McDougald devotes as much time as is necessary to manage the business of EMR.

Randy Hawkings, P.Eng. – President, Chief Operating Officer and Director

Mr. Hawkings is a professional engineer and is currently the President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. (a personal consulting company). Prior thereto, from August 2006 until August 2007, Mr. Hawkings was Vice President and General Manager of the Lakota Drilling Division of Savanna. From September 2003 until August 2006, Mr. Hawkings was Vice President and Chief Operating Officer of WLE. Mr. Hawkings received a Bachelor of Applied Science degree in Engineering from the University of British Columbia in 1979 and was granted the designation of Professional Engineer from the Association of Professional Engineers, Geologists and Geophysicists of Alberta in 1981. Mr. Hawkings devotes as much time as is necessary to manage the business of EMR.

Murray Hinz, CA - Chief Financial Officer

Mr. Hinz has 14 years experience in accounting, auditing and consulting services. Mr. Hinz is currently the President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman) and previous to that, he held the same position with PricewaterhouseCoopers (Calgary). From 1994 to 2000, Mr. Hinz was an accountant for Kenway Mack Slusarchuk Stewart in Calgary. Mr. Hinz has a Bachelor of Commerce degree from the University of Saskatchewan, is a member of the Institute of Chartered Accountants of Alberta and is a Certified Financial Planner. Mr. Hinz devotes as much time as is necessary to manage the business of EMR.

Lawrence Kolasa - Vice President, Rig Construction

Mr. Kolasa has over 24 years experience in the oilfield services and drilling rig construction business and is currently Vice President, Rig Construction of EMR. Mr. Kolasa was the field superintendent for WLE and was responsible for constructing all of WLE's rigs. Prior to joining WLE, Mr. Kolasa was a rig manager for Tetonka

Drilling Inc. and Precision Drilling Corp. His fieldwork includes the areas of Alberta, British Columbia, Saskatchewan, the Northwest Territories and Texas. Mr. Kolasa currently works full time for EMR.

Michael Smith - Vice President and General Manager (Saskatchewan)

Mr. Smith has over 25 years experience in the oilfield services sector in Southeast Saskatchewan and is currently Vice President and General Manager (Saskatchewan) of EMR. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign Energy Services Inc. ("**Ensign**") where he supervised 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003. Mr. Smith currently works full-time for EMR.

Corporate Cease Trade Orders

None of EMR's directors or executive officers, have, within 10 years prior to the date of this Information Circular, been a director, chief executive officer or chief financial officer of any company, including EMR (and any personal holding companies), that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

None of EMR's directors or executive officers, or a shareholder holding a sufficient number of securities of EMR to affect materially the control of EMR, or any personal companies of the foregoing, has within 10 years prior to the date of this Information Circular:

(i) been a director or executive officer of any company, including EMR (and any personal holding companies of the foregoing), as applicable, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of EMR's directors or executive officers, nor any shareholder holding a sufficient number of securities of EMR to affect materially the control of EMR, or any personal holding companies of the foregoing, have been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

Certain officers and directors of EMR are also officers and/or directors of other companies engaged in the drilling industry generally. As a result, situations may arise where the interests of such directors and officers, as they relate to EMR, conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by the ABCA, which require that the directors act honestly, in good faith and with a view to the best interests of EMR. Conflicts, if any, will be handled in a manner consistent with the procedures and remedies set forth in the ABCA.

Executive Compensation

Summary Compensation Table

The following table sets forth all annual and long-term compensation paid for the period indicated in respect of Elson McDougald, Chairman and Chief Executive Officer of EMR, Randy Hawkings, President and Chief Operating Officer of EMR, Murray Hinz, Chief Financial Officer, Lawrence Kolasa, Vice President, Rig Construction and Michael Smith, Vice President and General Manager (Saskatchewan) (collectively, the "**EMR Named Executive Officers**"), who are classified as "Named Executive Officers", as such term is defined in Form 51-102F6 - *Statement of Executive Compensation* to National Instrument 51-102 - *Continuous Disclosure Obligations*.

		Annual Compensation			Long-Term Compensation		
					Awards		
Name and Principal Position	Period ended September 30[(1)]	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	All Other Compen-sation ($)
Elson McDougald Chairman and Chief Executive Officer	2008	2,000	Nil	Nil	120,000	Nil	Nil
Randy Hawkings President and Chief Operating Officer	2008	26,063	Nil	Nil	180,000	Nil	Nil
Murray Hinz Chief Financial Officer	2008	39,400	Nil	Nil	20,000	Nil	Nil
Lawrence Kolasa Vice President, Rig Construction	2008	36,183	Nil	Nil	150,000	Nil	Nil
Michael Smith Vice President and General Manager (Saskatchewan)	2008	41,750	Nil	Nil	150,000	Nil	Nil

Note:

(1) Information is presented as at the most recent month end prior to the date of this Information Circular, being September 30, 2008 and represents the period from incorporation on June 30, 2008 until September 30, 2008.

Stock Option Plan and Stock Options

For a description of the terms of the EMR Option Plan, see *"Information Concerning EMR – Stock Options"*.

Stock Option Grants to Named Executive Officers

The following table sets forth the details of the EMR Options granted during the period indicated to the EMR Named Executive Officers

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees During the Period Ended September 30, 2008(1)(2)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (3)	Expiration Date
Elson McDougald Chairman and Chief Executive Officer	120,000	16.9%	$2.00	$2.00	September 8, 2012
Randy Hawkings President and Chief Operating Officer	180,000	25.3%	$2.00	$2.00	September 8, 2012
Murray Hinz Chief Financial Officer	20,000	2.8%	$2.00	$2.00	September 8, 2010
Lawrence Kolasa Vice President, Rig Construction	150,000	21.1%	$2.00	$2.00	September 8, 2012
Michael Smith Vice President and General Manager (Saskatchewan)	150,000	21.1%	$2.00	$2.00	September 8, 2012

Notes:

(1) Information is presented as at the most recent month end prior to the date of this Information Circular, being September 30, 2008 and represents the period from incorporation on June 30, 2008 until September 30, 2008.

(2) A total of 712,000 EMR Options are outstanding as at the date hereof.

(3) As the EMR Shares do not trade on any exchange, the market value is based on the last issuance price of the EMR Shares, being $2.00. See *"Information Concerning EMR - Prior Sales"*.

Aggregate Option Exercises and Financial Year End Option Values

The following table sets forth information in respect of all EMR Options exercised during the period ended September 30, 2008 and option values as at September 30, 2008.

Name and Principal Position of Named Executive Officer	EMR Shares Acquired on Exercise	Aggregate Value Realized	Unexercised Options at September 30, 2008 Exercisable/ Unexercisable	Value of Unexercised in the Money Options at September 30, 2008 Exercisable/ Unexercisable(1)
Elson McDougald Chairman and Chief Executive Officer	N/A	N/A	Nil/120,000	Nil/$240,000

Randy Hawkings President and Chief Operating Officer	N/A	N/A	Nil/180,000	Nil/$360,000
Murray Hinz Chief Financial Officer	N/A	N/A	Nil/20,000	Nil/$40,000
Lawrence Kolasa Vice President, Rig Construction	N/A	N/A	Nil/150,000	Nil/$300,000
Michael Smith Vice President and General Manager (Saskatchewan)	N/A	N/A	Nil/150,000	Nil/$300,000

Note:

(1) As the EMR Shares do not trade on any exchange, the market value is based on the last issuance price of the EMR Shares, being $2.00. See *"Information Concerning EMR - Prior Sales"*. .

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides certain information regarding compensation plans under which equity securities of EMR are authorized for issuance as of September 30, 2008.

Plan Category	Number of EMR Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights of EMR	Number of EMR Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	712,000	$2.00	1,488,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**712,000**	**$2.00**	**1,488,000**

Compensation of Directors

The directors of EMR have not been paid a fee for services as directors, however, directors are entitled to be reimbursed for all traveling and all other reasonable expenses properly incurred by a director while attending meetings of the EMR Board or any committee thereof. Since incorporation, no cash compensation (including fees, director's fees, commissions, bonuses paid for services rendered during the most recently completed financial year, the payment of which was deferred) was paid to directors. Directors may be paid a director's fee in the future.

Executive officers of EMR who also act as directors of the corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by EMR to such executive officers in their capacity as executive officers.

A total of 92,000 EMR Options were granted to directors who are not also officers during the period ended September 30, 2008.

Non-Arm's Length Party Transactions

Since incorporation, EMR has not obtained assets or services and does not propose to obtain assets or services from an officer, promoter or principal securityholder of EMR or any Associate or Affiliate of the foregoing other than as disclosed in *"Information Concerning EMR – Executive Compensation"*.

Indebtedness of Directors and Executive Officers

No director, proposed director, executive officer, employee, former director, former executive officer or former employee of EMR, or any associate or affiliate of the foregoing, has been indebted to EMR since incorporation. None of the persons described in the preceding sentence has, since incorporation, been indebted to another entity to which the indebtedness was the subject of a guarantee, "support agreement", letter of credit or other similar arrangement or understanding provided by EMR.

For the purposes of the above, "support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

Interest of Informed Persons in Material Transactions

Other than as set forth herein, EMR is not aware of any material interest, direct or indirect, of any "informed person" of EMR or any associate or affiliate of any "informed person", in any transaction since incorporation or in any proposed transaction which has materially affected or would materially affect EMR.

For the purposes of the above, "informed person" means: (a) a director or executive officer of EMR; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of EMR; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of EMR or who exercises control or direction over voting securities of EMR or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of EMR other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) EMR after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Legal Proceedings

Management of EMR is not aware of any legal proceedings, contemplated or actual, involving EMR which would have a material adverse effect on the business or affairs of EMR.

Auditors, Transfer Agents and Registrars

The auditors of EMR are Deloitte & Touche LLP, Chartered Accountants. EMR acts as its own registrar and transfer agent.

Material Contracts

EMR has not entered into any material contracts since incorporation, other than the Amalgamation Agreement, a copy of which will be available for inspection at the registered office of EMR at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, during regular business hours until the date of the closing of the Amalgamation and for a period of 30 days thereafter and is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO)

Name and Incorporation

By operation of law, upon the completion of the Amalgamation under the ABCA, all of the operations, assets and liabilities of each of CanElson and EMR will be assumed by a new company, Amalco, and each of CanElson and EMR will cease to exist. Amalco will carry on the business and operations carried on by EMR.

The name of Amalco will be "CanElson Drilling Inc." and it will be organized under the ABCA. The head office and registered office of Amalco will be 515, 808 - 4th Avenue S.W., Calgary, Alberta T2P 3E8 and 1000, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, respectively.

Subsidiaries of Amalco

Upon completion of the Amalgamation, Amalco will have one wholly owed subsidiary, the Saskatchewan Subsidiary. The Saskatchewan Subsidiary was incorporated under the *Business Corporations Act* (Saskatchewan) on July 9, 2008.

Narrative Description of the Business

Following the completion of the Amalgamation, Amalco will be engaged in the manufacture and operation of drilling rigs in the WCSB as currently conducted by EMR. The property, liabilities and obligations of EMR and CanElson will continue to be the property, liabilities and obligations of Amalco. Amalco will be subject to the same risk factors associated with the current business of EMR. See *"Information Concerning EMR - Narrative Description of the Business"* and *"Information Concerning the Resulting Issuer (Amalco) - Risk Factors Relating to Amalco's Business"*.

Stated Business Objectives and Milestones

The stated business objectives and milestones of Amalco will be the business objectives of EMR, and in particular, consist of building and operating up to 9 ultra-heavy telescopic double drilling rigs, subject to generating sufficient operating cash flow and/or obtaining acceptable long-term debt financing and subject to market conditions. Each rig is estimated to take 2 to 4 months to build. See *"Information Concerning EMR – General Development of the Business"* and *"Information Concerning EMR – Narrative Description of the Business"*.

Description of the Amalco Securities

Amalco Shares

The share capital of Amalco will consist of an unlimited number of Amalco Shares. The holders of Amalco Shares will be entitled to dividends, if, as and when declared by the Amalco Board, to one vote per share at the meetings of the shareholders of Amalco and, upon liquidation, to share equally in such assets of Amalco as are distributable to the holders of Amalco Shares.

Preferred Shares

Amalco will be authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the Amalco Board which may also fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares of each series shall, with respect to payment of dividends, and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of Amalco or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Amalco Shares and the shares of any other class ranking junior to the preferred shares.

Outstanding Securities After Giving Effect to the Completion of the Amalgamation

Assuming no Dissenting Shareholders and that no CanElson Convertible Securities or EMR Convertible Securities are exercised prior to the Effective Date, the following are the anticipated outstanding securities of Amalco after giving effect to the Amalgamation:

- 26,100,001 Amalco Shares will be issued and outstanding;
- 1,122,000 Amalco Options will be outstanding. Of these, 410,000 Amalco Options will entitle the holders thereof to acquire one Amalco Share at an exercise price of $0.20 per Amalco Share expiring September 18, 2012 and 712,000 Amalco Options will entitle the holders thereof to acquire one Amalco Share at an exercise price of $2.00 per Amalco Share;
- expiring September 8, 2010 and September 8, 2012;
- 100,000 Amalco Agent's Options will be outstanding. Each Amalco Agent's Option will entitle the holder thereof to acquire one (1) Amalco Share at an exercise price of $0.20 per Amalco Share expiring 24 months from the date the CanElson Shares were listed on the Exchange; and
- 900,000 Amalco Agent's Warrants will be issued and outstanding. Each Amalco Agent's Warrant is exercisable into one (1) Amalco Share at an exercise price of $2.00 per Amalco Share expiring on the date that is 24 months from the Effective Date.

Selected Unaudited Pro Forma Financial Information

The following is a summary of certain selected pro forma financial information of Amalco after giving effect to the Amalgamation and should be read in conjunction with the more detailed information concerning CanElson, EMR and Amalco contained in this Information Circular as well as the audited financial statements of each of CanElson and EMR and the unaudited pro forma financial statements of Amalco, attached as Appendices G, H and I, respectively. The pro forma financial statements are not necessarily indicative of what Amalco's financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco's financial position or results of operation for any future periods. See *"Appendix I - Pro Forma Financial Statements of Amalco"*.

	CanElson As at August 11, 2008 ($)	**EMR As at July 31, 2008 ($)**	**Pro forma As at July 31, 2008[1] ($)**
Current Assets	360,000	7,853,983	42,304,684
Other Assets	40,000	947,136	855,922
Total Assets	400,000	8,801,119	43,160,606
Current Liabilities	45,250	801,117	846,367
Long Term Liabilities	-	-	-
Total Liabilities	45,250	801,117	846,367
Shareholders' Equity	354,750	8,000,002	42,314,239

Note:

(1) After giving effect to the Amalgamation as if it occurred on July 31, 2008.

Pro Forma Capitalization

The following table sets forth the capitalization of Amalco after giving effect to the Amalgamation:

Designation of Security	Amount Authorized or to be Authorized	Outstanding After Giving Effect to the Amalgamation(1) (2)
Amalco Shares	Unlimited	$44,560,002 (26,100,001 Amalco Shares)
Preferred Shares	Unlimited	Nil
Long Term Debt	N/A	Nil

Notes:

(1) Excludes Amalco Shares issuable upon the exercise of Amalco Convertible Securities.

(2) Assumes no Dissenting Shareholders and that no CanElson Convertible Securities or EMR Convertible Securities are exercised prior to the Effective Date.

Fully Diluted Share Capital

The following table sets out the anticipated fully diluted share capital of Amalco after giving effect to the completion of the Amalgamation.

	Amalco Shares Outstanding/Diluted After Giving Effect to the Amalgamation(1)	
Description of Security	**Number of Amalco Shares**	**Percentage of Combined Total**
Amalco Shares to be issued to existing CanElson Shareholders pursuant to the Amalgamation	4,100,000	14.5%
Amalco Shares to be issued to existing EMR Shareholders pursuant to the Amalgamation	22,000,001	77.9%
Amalco Shares to be reserved for issuance in the future:		
a) Upon exercise of Amalco Options	1,122,000	4.0%
b) Upon exercise of Amalco Agent's Warrants	900,000	3.2%
c) Upon exercise of Amalco Agent's Options	100,000	0.4%
Total Number of Diluted Securities	**28,222,001**	**100%**

Note:

(1) Assumes no Dissenting Shareholders to the Amalgamation and that no CanElson Convertible Securities or EMR Convertible Securities are exercised prior to the Effective Date.

Available Funds and Principal Purposes

Available Funds

The following table sets forth the estimated working capital and sources of other funds of Amalco as at September 30, 2008.

Source of Funds	Approximate Amount ($)
Estimated pro forma working capital	33,300,000
Estimated expenses and costs relating to the Amalgamation	(100,000)
Total	**33,200,000**

Principal Purposes of Funds

The following table sets forth the proposed use of the available funds by Amalco upon completion of the Amalgamation:

Item	Approximate Amount ($)
Drilling Rig Construction	28,500,000
General and Administrative Expenses for next 12 months	1,000,000
Unallocated Working Capital	3,700,000
Total	**33,200,000**

Amalco will spend the funds available to it upon completion of the Amalgamation to further its stated business objectives. Amalco reserves the right to allocate funds to different items as may be deemed appropriate by management. Amalco may require additional capital which may come from a combination of equity and/or debt financing. There is no assurance that additional capital will be available to Amalco to construct additional drilling rigs or that the terms of such capital will be favourable. Failure to obtain additional capital could result in delay or indefinite postponement of the construction of drilling rigs. See *"Information Concerning the Resulting Issuer (Amalco) - Risk Factors Relating to Amalco's Business"*.

Upon completion of the Amalgamation, Amalco is expected to have sufficient cash available to pay its operating and administration costs for a period in excess of 12 months.

Dividends

No dividends have been paid on any share of CanElson or EMR since the date of their respective incorporation. There will be no restrictions in Amalco's articles or elsewhere that will prevent Amalco from paying dividends subsequent to the completion of the Amalgamation. The payment of dividends in the future by Amalco will depend upon the earnings and financial condition of Amalco and on such other factors that the Amalco Board considers appropriate. It is not contemplated that any dividends will be declared in the immediate or foreseeable future.

Principal Securityholders

To the knowledge of the proposed directors and executive officers of Amalco no person or company will beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the Amalco Shares.

Directors, Officers and Promoters of Amalco

The following table sets forth the name of each of the persons proposed as a director or officer of Amalco, all positions and offices in Amalco to be held, their municipality of residence, their principal occupation at the present and during the preceding five years, the period served as a director or officer of EMR or CanElson, and the number and percentage of Amalco Shares that the proposed director or officer will own, or over which control or direction will be exercised. Elson McDougald, the Chairman, President, Chief Executive Officer and Chief Financial Officer of CanElson and Chairman and Chief Executive Officer of EMR, is expected to continue with Amalco as the proposed Chairman and Chief Executive Officer. Randy Hawkings, the Chief Operating Officer and a director of CanElson and President, Chief Operating Officer and a director of EMR, is expected to continue as the proposed President, Chief Operating Officer and a director of Amalco. Murray Hinz, Lawrence Kolasa and Michael Smith, the Chief Financial Officer, Vice President, Rig Construction and Vice President and General Manager (Saskatchewan), respectively, of EMR, are expected to continue in the same positions with Amalco. Daniel Kolibar, a director of CanElson, is expected to continue as the proposed Corporate Secretary and a director of Amalco. Donald Seaman, a director of EMR, is expected to continue as a proposed director of Amalco. Henry Lawrie, a director of CanElson, is expected to continue as a proposed director of Amalco.

Name, Municipality of Residence and Proposed Offices with Amalco	Date Appointed a Director of CanElson or EMR[1]	Principal Occupation During the Last Five Years	Number and Percentage of Amalco Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly, Upon Completion of the Amalgamation[2]
Elson McDougald Age: 64 Drumheller, Alberta, Canada Chairman and Chief Executive Officer	CanElson: June 30, 2008 EMR: June 30, 2008	Independent businessman and Chairman and Chief Executive Officer of EMR. From August 2006 to May 2008, Mr. McDougald was Chairman of Savanna Energy Services Corp. Prior thereto, Mr. McDougald was the Chairman and Chief Executive Officer of Western Lakota Energy Services Inc.	1,200,001 (4.6%)
Randy Hawkings Age: 51 Calgary, Alberta, Canada President, Chief Operating Officer and Director	CanElson: June 30, 2008 EMR: June 30, 2008	President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. From August 2006 to August 2007, Vice President and General Manager of the Lakota Drilling Division of Savanna Energy Services Corp. Prior thereto, Vice President and Chief Operating Officer of Western Lakota Energy Services Inc.	1,200,000 (4.6%)
Murray Hinz Age: 39 Calgary, Alberta, Canada Chief Financial Officer	N/A	President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman).	1,000 (0.0%)
Lawrence Kolasa Age: 46 Spruce Grove, Alberta, Canada Vice President, Rig Construction	N/A	Currently Vice President, Rig Construction of EMR. Mr. Kolasa was the field superintendent for Western Lakota Energy Services Inc. and was responsible for constructing all of Western Lakota's rigs. Prior to joining Western Lakota, Mr. Kolasa was a rig manager for Tetonka Drilling Inc. and Precision Drilling Corp.	156,200 (0.6%)

Name, Municipality of Residence and Proposed Offices with Amalco	Date Appointed a Director of CanElson or EMR[1]	Principal Occupation During the Last Five Years	Number and Percentage of Amalco Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly, Upon Completion of the Amalgamation[2]
Michael Smith Age: 41 Carlyle, Saskatchewan, Canada Vice President and General Manager (Saskatchewan)	N/A	Currently Vice President and General Manager (Saskatchewan) of EMR. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign Energy Services Inc. where he supervised 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003.	200,000 (0.8%)
Daniel Kolibar[3] Age: 45 Calgary, Alberta, Canada Corporate Secretary and Director	CanElson: June 30, 2008 EMR: N/A	Partner with Borden Ladner Gervais LLP.	75,000 (0.3%)
Donald Seaman[4] Age: 83 Calgary, Alberta, Canada Director	CanElson: N/A EMR: June 30, 2008	President of D.R.S. Resource Investments Inc., a personal investment holding company.	1,200,000[6] (4.6%)
Henry Lawrie[5] Age: 70 Calgary, Alberta, Canada Director	CanElson: June 30, 2008 EMR: N/A	Chartered Accountant and self-employed businessman.	50,000 (0.2%)
C. Kent Jespersen Age: 62 Calgary, Alberta, Canada Director	N/A	Chairman and Chief Executive Officer of La Jolla Resources International Ltd. since 1998, an advisory and investment company. Currently Chairman and a director of Orvana Minerals Ltd. and CCR Technologies Ltd. and a director or Matrikon Inc. and Axia NetMedia Corporation.	221,300 (0.8%)
Liz Logan Age: 56 Fort Nelson, British Columbia, Canada Director	N/A	Self-employed consultant; Chief of the Fort Nelson First Nation from 1998 to 2005 and from 2006 to 2008.	Nil

Notes:

(1) The term of office of all directors will expire on the date of the next annual meeting of shareholders of Amalco or until their successor is elected or appointed pursuant to the ABCA.

(2) The information as to shares beneficially owned, or over which control or direction is exercised, directly or indirectly, is based upon the information furnished by the proposed officers and directors of Amalco. Assumes that there are no Dissenting Shareholders and that there is 26,100,001 Amalco Shares issued and outstanding and excludes Amalco Convertible Securities.

(3) Proposed member of the Corporate Governance Committee.

(4) Proposed member of the Compensation Committee.

(5) Proposed member of the Audit Committee.

(6) Mr. Seaman controls DRSeaman & Co. Limited which will be the registered owner of 750,000 Amalco Shares.

Assuming completion of the Amalgamation, the directors and executive officers of Amalco, as a group, will beneficially own, or exercise control or direction over, directly or indirectly, 4,303,501 Amalco Shares, representing 16.5% of the issued and outstanding EMR Shares.

The following are biographies of the persons who will be serving as officers and/or directors of Amalco:

Elson McDougald – Chairman and Chief Executive Officer

Mr. McDougald is currently an independent businessman and Chairman and Chief Executive Officer of EMR. From August 2006 until May 2008, Mr. McDougald was the Chairman of Savanna (an oil and gas drilling company). Mr. McDougald was a co-founder and the President, Chief Executive Officer and a director of WLE (an oil and gas drilling company) from May 2000 until August 2006, when WLE merged with Savanna. In addition, Mr. McDougald is a director of CCR Technologies Ltd. (a chemical purification technology company), Decision Dynamics Technology Ltd. (a technology company) and Enquest Energy Services Corp. (a trucking company). Mr. McDougald was formerly Chairman, Chief Executive Officer, a director and one of the founders of Tetonka Drilling (an oil and gas drilling company) and founder of Laredo Drilling Inc. (an oil and gas drilling company) as well as past Chairman of Alberta Petroleum Equipment Company, Lakeside Industries Ltd., Biotechnica Ltd., a past director of Vencap Equities Alberta Inc. and the Alberta Treasury Branches and a past trustee of Phoenix Technology Income Fund (an oil and gas drilling services company). Mr. McDougald will devote the time necessary to perform the work required in connection with the management of Amalco.

Randy Hawkings, P.Eng. – President, Chief Operating Officer and Director

Mr. Hawkings is a professional engineer and is currently the President and Chief Operating Officer of EMR and Principal Engineer of Enercon International Inc. (a personal consulting company). Prior thereto, from August 2006 until August 2007, Mr. Hawkings was Vice President and General Manager of the Lakota Drilling Division of Savanna. From September 2003 until August 2006, Mr. Hawkings was Vice President and Chief Operating Officer of WLE. Mr. Hawkings received a Bachelor of Applied Science degree in Engineering from the University of British Columbia in 1979 and was granted the designation of Professional Engineer from the Association of Professional Engineers, Geologists and Geophysicists of Alberta in 1981. It is expected that Mr. Hawkings will work full-time for Amalco.

Murray Hinz, CA - Chief Financial Officer

Mr. Hinz has 14 years experience in accounting, auditing and consulting services. Mr. Hinz is currently the President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman) and previous to that, he held the same position with PricewaterhouseCoopers (Calgary). From 1994 to 2000, Mr. Hinz was an accountant for Kenway Mack Slusarchuk Stewart in Calgary. Mr. Hinz has a Bachelor of Commerce degree from the University of Saskatchewan, is a member of the Institute of Chartered Accountants of Alberta and is a Certified Financial Planner. Mr. Hinz will devote the time necessary to perform the work required in connection with the management of Amalco.

Lawrence Kolasa - Vice President, Rig Construction

Mr. Kolasa has over 24 years experience in the oilfield services and drilling rig construction business and is currently Vice President, Rig Construction of EMR. Mr. Kolasa was the field superintendent for WLE and was responsible for constructing all of WLE's rigs. Prior to joining WLE, Mr. Kolasa was a rig manager for Tetonka Drilling Inc. and Precision Drilling Corp. His fieldwork includes the areas of Alberta, British Columbia, Saskatchewan, the Northwest Territories and Texas. It is expected that Mr. Kolasa will work full-time for Amalco.

Michael Smith - Vice President and General Manager (Saskatchewan)

Mr. Smith has over 25 years experience in the oilfield services sector in Southeast Saskatchewan and is currently Vice President and General Manager (Saskatchewan) of EMR. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign where he supervised 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003. It is expected that Mr. Smith will work full-time for Amalco.

Daniel Kolibar, B.A., LL.B. – Corporate Secretary and Director

Mr. Kolibar is a partner at the law firm of Borden Ladner Gervais LLP, Calgary, Alberta. Mr. Kolibar specializes in securities law with a focus in both private and public offerings and mergers and acquisitions. From 1991 to 1994 Mr. Kolibar was legal counsel with the Alberta Securities Commission. Mr. Kolibar has served as a director or Corporate Secretary of a number of public companies and is currently a director and a member of the Audit Committee of AIC Diversified Canada Split Corp. and the Corporate Secretary of Sure Energy Inc. Mr. Kolibar received a Bachelor of Arts degree from the University of Calgary in 1985 and his Bachelor of Laws degree from the University of Alberta in 1988. Mr. Kolibar will devote the time necessary to perform the work required by the Amalco Board.

Donald Seaman – Director

Mr. Seaman has over 50 years experience in the oil and gas industry. Mr. Seaman is currently the President of D.R.S. Resource Investments Inc., a private investment holding company. Mr. Seaman has served as a director of a number of publicly listed entities and currently serves as a director of CCR Technologies Ltd. and Grande Cache Coal Corporation, each of which is listed on the TSX. Mr. Seaman received a Bachelor of Science, Mechanical Engineering from the University of Saskatchewan in 1947. Mr. Seaman will devote the time necessary to perform the work required by the Amalco Board.

Henry Lawrie, C.A. – Director

Mr. Lawrie is a Chartered Accountant who was in public practice for many years with PWC in Calgary, Toronto, Dallas and Midland, Texas. He retired in 1997 as Managing Partner of the Calgary Office. Mr. Lawrie was twice elected to the Policy Board of the Canadian firm and was a member of numerous international PWC committees. Mr. Lawrie also served as a member and as Chair of the Auditing Standards Committee of the Canadian Institute of Chartered Accountants, Chair of the Full Cost Accounting Committee, the Canadian representative on the International Auditing Standards Committee, Chair of the Oil and Gas Securities Taskforce and as a director of a number of charitable organizations. Following his retirement from PWC, he joined the Alberta Securities Commission as Chief Accountant and after five years joined the Ross Smith Energy Group as a senior analyst to which he currently provides consulting services. Mr. Lawrie has been a director of nine public companies in the oil and gas industry and is presently a director of four of these. Mr. Lawrie received the designation of Chartered Accountant from the Institute of Chartered Accountants of Alberta in 1960. Mr. Lawrie will devote the time necessary to perform the work required by the Amalco Board.

C. Kent Jespersen – Director

Mr. Jespersen has been Chairman and Chief Executive Officer of La Jolla Resources International Ltd. since 1998, an advisory and investment company. He has also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd. and Husky Oil Limited before assuming the Presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. Mr. Jespersen is Chairman and a director of Orvana Minerals Ltd. and CCR Technologies Ltd. and a director of Matrikon Inc. and Axia NetMedia Corporation. Mr. Jespersen holds a Bachelor of Science degree in Education and a Master of Science degree in Education from the University of Oregon. Mr. Jespersen will devote the time necessary to perform the work required by the Amalco Board.

Liz Logan – Director

Ms. Logan is a Dene woman of the Fort Nelson First Nation and is currently a self-employed consultant. She was first elected as Chief of the Fort Nelson First Nation in 1998 and was subsequently elected to four more terms and served as Chief until 2005. She was re-elected as Chief of the Fort Nelson First Nation in August 2006 and completed that term in August 2008. Ms. Logan was instrumental in working with the Treaty 8 Nations in challenging the Provincial Government of British Columbia to begin negotiations on Revenue Sharing and Resource Management. Ms. Logan served, as Deputy Chief and Tribal Chief of Treaty 8, with delegated authority from the

Council of Treaty 8 Chiefs, on matters related to negotiations with the Province of British Columbia, the major pipelines proposed through Treaty 8 Territory and meetings with senior government officials and industry representatives. She curently serves as the political spokesperson and advisor to the Council of Treaty 8 Chiefs and Chair of the Board for the Northeast Aboriginal Business Centre. In addition, Ms. Logan has been involved with negotiations with the Province of British Columbia in creating a new oil and gas Memorandum of Understanding for the Council of Treaty 8 Chiefs. Ms. Logan will devote the time necessary to perform the work required by the Amalco Board.

Corporate Cease Trade Orders and Bankruptcies

No proposed director, officer or a shareholder anticipated to hold a sufficient number of securities of Amalco to affect materially the control of Amalco is, or has been within the past ten years, a director, officer or promoter of any person or company, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director, officer or promoter of Amalco, or a shareholder anticipated to hold a sufficient number of securities of Amalco to affect materially the control of Amalco has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body that would likely be considered important to a reasonable investor in making a decision about the Amalgamation.

Personal Bankruptcies

No proposed director, officer or promoter of Amalco, or a shareholder anticipated to hold a sufficient number of securities of Amalco to affect materially the control of Amalco, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Conflicts of Interest

To the knowledge of the proposed directors and executive officers of Amalco, there are no existing, or potential, conflicts of interest between Amalco or a subsidiary of Amalco and a proposed director, executive officer or promoter of Amalco or a subsidiary of Amalco. See *"Information Concerning the Resulting Issuer (Amalco) - Risk Factors Relating to Amalco's Business"*.

Other Reporting Issuer Experience

The following table sets forth the proposed directors, officers, and promoters of Amalco that are, or have been within the last five (5) years, directors, officers or promoters of other reporting issuers.

Name of Director, Officer or Promoter	Name of Reporting Issuer	Market	Position	Term
Elson McDougald	CCR Technologies Ltd.	TSX	Director	May 1995 - Present
	Decision Dynamics Technology Ltd.	TSX-V	Director	July 2005 - Present
	EnQuest Energy Services Corp.	TSX-V	Director	April 2008 - Present

Name of Director, Officer or Promoter	Name of Reporting Issuer	Market	Position	Term
	Phoenix Technology Income Fund	TSX	Director	June 2000 - May 2008
	Savanna Energy Services Corp.	TSX	Chairman	August 2006 - May 2008
	Western Lakota Energy Services Inc.	TSX	President, Chief Executive Officer and Director	May 2000 – August 2006
Randy Hawkings	Western Lakota Energy Services Inc.	TSX	Vice President and Chief Operating Officer	September 2003 - August 2006
Murray Hinz	Amalfi Capital Corporation	TSX-V	Chief Financial Officer, Director and Secretary	September 2007 - Present
	Athabasca Minerals Ltd.	TSX-V	Director	April 2008 – Present
	CCR Technologies Ltd.	TSX	Chief Financial Officer	August 2008 – Present
	Sparta Capital Ltd.	TSX-V	Vice President, Finance	March 2008 - Present
Daniel Kolibar	AIC Diversified Canada Split Corp.	TSX	Director	April 2001 - Present
	Raven Energy Ltd.	TSX-V	Corporate Secretary	September 1998 - June 2006
	Sure Energy Inc.	TSX	Corporate Secretary	August 2006 - Present
	Western Lakota Energy Services Inc.	TSX	Corporate Secretary	November 2000 - August 2006
Donald Seaman	Bow Valley Energy Ltd.	TSX	Chairman	September 1997 - Present
	CCR Technologies Ltd.	TSX	Director	May 1994 - Present
	Grande Cache Coal Corporation	TSX	Director	April 2004 - Present
	Savanna Energy Services Corp.	TSX	Director	August 2006 – May 2007
	Titan Digital Corporation	TSX-V	Director	May 2000 – January 2008
	Western Lakota Energy Services Inc.	TSX	Director	May 2000 – August 2006
Henry Lawrie	Berens Energy Ltd.	TSX	Director	March 2004 - Present

Name of Director, Officer or Promoter	Name of Reporting Issuer	Market	Position	Term
	Bow Valley Energy Ltd.	TSX	Director	December 2002 - Present
	CCR Technologies Ltd.	TSX	Director	June 2004 - November 2006
	Circa Enterprises Inc.	TSX	Director	June 2003 - June 2005
	Delphi Energy Corp.	TSX	Director	June 2003 - Present
	EnQuest Energy Services Corp.	TSX-V	Director	April 2008 - August 2008
	Flagship Energy Inc.	TSX-V	Director	May 2005 - July 2008
	Storm Exploration Inc.	TSX	Director	June 2004 - Present
	Tiverton Petroleums Ltd.	TSX	Director	May 2003 - July 2005
	Ultima Energy Trust	TSX	Director	May 2003 - June 2004
	Western Lakota Energy Services Inc.	TSX	Director	December 2002 - August 2006
C. Kent Jespersen	Axia NetMedia Corporation	TSX	Director	November 2000 - Present
	Bow Valley Energy Ltd.	TSX	Director	May 1998 – May 2004
	CCR Technologies Ltd.	TSX	Chairman and Director	May 1999 - Present
	Geac Computer Corporation Limited	TSX/Nasdaq	Chairman and Director	October 2001 – March 2006
	Matrikon Inc.	TSX	Director	March 2001 – Present
	Orvana Minerals Ltd.	TSX	Chairman and Director	December 2007 - Present
	Telesystem International Wireless Inc.	TSX/Nasdaq	Director	March 1999 – December 2005
	TransAlta Corp.	TSX/NYSE	Director	January 2004 - Present

Promoter Consideration

Elson McDougald, the Chairman, President, Chief Executive Officer and Chief Financial Officer of CanElson and the Chairman, Chief Executive Officer and a director of EMR, and Randy Hawkings, Chief Operating Officer and a director of CanElson and President, Chief Operating Officer and a director of EMR, are considered to be the promoters of Amalco. Upon completion of the Amalgamation, it is expected that Mr. McDougald and Mr. Hawkings will beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 1,200,001 and 1,200,000 Amalco Shares, respectively, representing approximately 4.6% of the issued and outstanding Amalco Shares upon completion of the Amalgamation, assuming no Dissenting Shareholders.

Proposed Executive Compensation

The executive compensation for the executive officers and directors of Amalco following completion of the Amalgamation will remain the same as the executive compensation paid to the officers and directors of EMR, subject to further decisions and adjustments of the Amalco Board.

Following completion of the Amalgamation, it is anticipated that Amalco will enter into executive employment agreements (the "**Employment Agreements**") with each of its proposed executive officers, namely Elson McDougald, the proposed Chairman and Chief Executive Officer, Randy Hawkings, the proposed President and Chief Operating Officer, Murray Hinz, the proposed Chief Financial Officer, Lawrence Kolasa, the proposed Vice President, Rig Construction and Michael Smith, the proposed Vice President and General Manager (Saskatchewan) (collectively, the "**Executives**" and individually, an "**Executive**"). It is expected that each of the Employment Agreements will be for an indefinite term and that each of the Executives will be paid a base salary together with such bonuses and work related allowances as the Amalco Board may determine from time-to-time. It is anticipated that Mr. McDougald's initial base salary will be $12,000 per annum, Mr. Hawkings initial base salary will be $250,200 per annum, Mr. Hinz's initial base salary will be $200.00 per hour and Mr. Kolasa's and Mr. Smith's initial base salaries will each be $200,400 per annum. It is anticipated that Amalco will be entitled to terminate the Executive's employment by providing written notice to that effect and a settlement payment based on the number of months of continuous service with Amalco. Following a change of control, the Executive shall be entitled to receive from Amalco a lump sum payment based on the number of months of continuous service with Amalco. The terms and conditions of the Employment Agreements will be subject to the approval of the Amalco Board and will contain such other terms and conditions as is consistent with other agreements for executive officers of comparable entities.

For further details regarding the executive compensation of the executive officers and directors of EMR, see "*Information Concerning EMR -- Executive Compensation*".

Indebtedness of Proposed Directors and Officers

No current or former officer or director of CanElson or EMR or a proposed officer or director of Amalco or an associate of any such individuals is or was indebted to CanElson or EMR or to any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar Amalgamation or understanding provided by CanElson or EMR as applicable at any time since their respective dates of incorporation.

Investor Relations Arrangements

Neither CanElson nor EMR has entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services to Amalco.

Amalco Option Plan and Options to Purchase Securities

CanElson and EMR currently have implemented the CanElson Option Plan and the EMR Option Plan, respectively, in place pursuant to which options are granted to their respective directors, officers, employees and other eligible individuals.

As at the date hereof, there are 410,000 CanElson Options outstanding exercisable into 410,000 CanElson Shares at an exercise price of $0.20 per share. As at the date hereof, there are 712,000 EMR Options outstanding exercisable into 712,000 EMR Shares at an exercise price of $2.00 per share. Pursuant to the Amalgamation, CanElson Options will be exchanged for Amalco Options at a ratio of one (1) Amalco Option for each one (1) CanElson Option held and EMR Options will be exchanged for Amalco Options at a ratio of one (1) Amalco Option for each one (1) EMR Option held. As a result of the conversion ratio, the exercise price of the Amalco Options issued in exchange for CanElson Options will be $0.20 per Amalco Share while the exercise price of the Amalco Options issued in exchange for the EMR Options will be $2.00 per Amalco Share. Assuming no further stock options are issued or cancelled by CanElson and EMR, or exercised by the optionees prior to the Effective Date, there will be 1,122,000 Amalco Options outstanding as of the Effective Date. For additional information on dilutive securities of Amalco see "*Information Concerning Resulting Issuer (Amalco) - Fully Diluted Share Capital*"

In connection with the Amalgamation, CanElson Shareholders and EMR Shareholders are being asked to approve the Amalco Option Plan, a copy of which is attached to this Information Circular as Appendix D. Pursuant to the Amalgamation, all outstanding Amalco Options issued in exchange for the EMR Options and CanElson Options will be governed by the Amalco Option Plan. Neither CanElson nor EMR intend to grant additional stock options prior to the completion of the Amalgamation. See "*Matters to be Approved at the Meetings*".

The following table shows information as to Amalco Options to purchase Amalco Shares that will be held upon the completion of the Amalgamation.

Group (Number of Persons in Group)	**Number of Amalco Shares Under Option**	**Exercise Price per Amalco Share**	**Expiry Date**	**Market Value per Amalco Share on the Date of Grant**	**Market Value per Amalco Share at the Date Hereof[1]**
Proposed Officers of Amalco (6)	600,000	$2.00	September 8, 2012	$2.00[2]	$2.20
	20,000	$2.00	September 8, 2010	$2.00[2]	$2.20
	332,000	$0.20	September 18, 2012	$0.20[3]	$2.20
Proposed Directors of Amalco who are not Officers (2)	21,000	$2.00	September 8, 2012	$2.00[2]	$2.20
	20,000	$2.00	September 8, 2010	$2.00[2]	$2.20
	39,000	$0.20	September 18, 2012	$0.20[2]	$2.20
Former Directors of EMR and CanElson (1)[4]	21,000	$2.00	September 8, 2012	$2.00[2]	$2.20
	39,000	$0.20	September 18, 2012	$0.20[3]	$2.20
Employees of Amalco (1)	30,000	$2.00	September 8, 2012	$2.00[2]	$2.20
Total	**1,122,000**				

Notes:

(1) The closing price of CanElson Shares on October 23, 2008, being the last trading date prior to the date of this Information Circular.

(2) As the EMR Shares do not trade on any exchange, the market value is based on the last issuance price of the EMR Shares, being $2.00. See *"Information Concerning EMR - Prior Sales"*.

(3) Market value is based on the offering price of the CanElson Shares pursuant to CanElson's initial public offering, as the CanElson Shares were not listed on the Exchange on the date of grant.

(4) Optionee consists of a former director of CanElson and EMR.

Escrowed Securities

CPC Escrowed Securities

As at the Effective Date, there are 3,025,000 CanElson Shares held in escrow (the "**CPC Escrowed Shares**") representing 73.8% of the total issued and outstanding CanElson Shares. All of these CPC Escrowed Shares are escrowed pursuant to the CPC Escrow Agreement. It is anticipated that following the completion of the Qualifying Transaction, Amalco will be a Tier 1 industrial issuer under the policies of the Exchange. Accordingly, the CPC Escrowed Shares will be releasable as to 25% thereof following issuance by the Exchange of the Final Exchange Bulletin in respect of the Qualifying Transaction and as to 25% thereof on each of the 6, 12 and 18 month anniversaries of the Final Exchange Bulletin. The number of CPC Escrowed Shares to be released from escrow may be reduced if Amalco is classified as a Tier 2 issuer on the Exchange.

The following table lists the names and municipalities of residence of the beneficial owners of CPC Escrowed Shares as at the date hereof.

Name and Municipality of Residence of Shareholder	Number and Percentage of CanElson Shares Escrowed as at the Date Hereof	Number and Percentage of Amalco Shares Escrowed as at the Effective Date After Giving Effect to the Amalgamation
Elson McDougald Drumheller, Alberta	200,000 (4.9%)	200,000 (0.7%)
Pat McDougald Drumheller, Alberta	200,000 (4.9%)	200,000 (0.7%)
Cliff McDougald Drumheller, Alberta	200,000 (4.9%)	200,000 (0.7%)
David McDougald Drumheller, Alberta	200,000 (4.9%)	200,000 (0.7%)
Brad McDougald Drumheller, Alberta	200,000 (4.9%)	200,000 (0.7%)
Randy Hawkings Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Debra McBeth Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Jordan Hawkings Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Courtney Hawkings Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Michael Smith Carlyle, Saskatchewan	200,000 (4.9%)	200,000 (0.7%)
Karen Smith Carlyle, Saskatchewan	100,000 (2.4%)	100,000 (0.4%)
Daryl Seaman Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Donald Seaman Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Henry Lawrie Calgary, Alberta	50,000 (1.2%)	50,000 (0.2%)
Daniel Kolibar Calgary, Alberta	50,000 (1.2%)	50,000 (0.2%)
Murray Weimer Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Louise Duchesne Calgary, Alberta	200,000 (4.9%)	200,000 (0.7%)
Spencer Glenn Calgary, Alberta	25,000 (0.6%)	25,000 (0.09%)

Notes:

(1) Assumes no Dissenting Shareholders and 4,100,000 CanElson Shares issued and outstanding.

(2) Assumes 26,100,001 Amalco Shares issued and outstanding.

Additional Escrowed Securities

In addition to the CPC Escrowed Shares, an aggregate of 3,403,501 Amalco Shares held by the principals of Amalco (being the directors, officers and holders of 10% or more of the outstanding Amalco Shares) following completion of the Amalgamation (the "**Value Securities**") will be held in escrow pursuant to the Amalco Escrow Agreement in accordance with the policies of the Exchange.

The following table sets out the names and the municipalities of residence of shareholders that, in addition to the CPC Escrowed Shares, are or will be subject to escrow after giving effect to the Amalgamation:

Name and Municipality of Residence of Shareholder	**Designation of Class held in Escrow**	**Number and Percentage of Amalco Shares held in Escrow after Giving Effect to the Amalgamation[(1)]**
Elson McDougald Drumheller, Alberta	Amalco Shares	1,000,001 (3.8%)
Randy Hawkings Calgary, Alberta	Amalco Shares	1,000,000 (3.8%)
Muray Hinz Calgary, Alberta	Amalco Shares	1,000 (0.0%)
Lawrence Kolasa Spruce Grove, Alberta	Amalco Shares	156,200 (0.6%)
Daniel Kolibar Calgary, Alberta	Amalco Shares	25,000 (0.09%)
Donald Seaman Calgary, Alberta	Amalco Shares	1,000,000 (3.8%)
C. Kent Jespersen Calgary, Alberta	Amalco Shares	221,300 (0.8%)

Note:
(1) Assumes 26,100,001 Amalco Shares will be outstanding following the completion of the Amalgamation.

Olympia Trust Company will act as escrow agent for the Value Securities. Value Securities will not be released until the Exchange issues the Final Exchange Bulletin. After the Final Exchange Bulletin is issued, it is anticipated that the Value Securities held by the principals of Amalco will be value securities of a "Tier 1 Exchange Issuer" and will be released from escrow as follows:

- 25% at the time of Final Exchange Bulletin (¼ of Value Securities)
- 25% 6 months from Final Exchange Bulletin (⅓ of remaining Value Securities)
- 25% 12 months from Final Exchange Bulletin (½ of remaining Value Securities)
- 25% 18 months from Final Exchange Bulletin (all of the remaining Value Securities)

During the time that any Amalco Shares are held in escrow, the holder of such shares may not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the shares without the prior approval of the Exchange. Subject to compliance with the terms of the Amalco Escrow Agreement, the Exchange may approve a transfer of escrowed shares within escrow under the following circumstances:

(a) the pledge, mortgage or charge of escrowed shares to a financial institution as collateral for a loan, and any subsequent transfer of the shares upon the realization of the collateral;

(b) the transfer of escrowed shares to existing or, upon their appointment, incoming directors or senior officers of Amalco or any of its material operating subsidiaries;

(c) the transfer of escrowed shares to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to Amalco's outstanding shares, or to a person or company that after the proposed transfer:

  (i) will hold more than 10% of the voting rights attached to Amalco's outstanding shares, and

  (ii) has the right to elect or appoint one or more directors or senior officers of Amalco or any of its material operating subsidiaries;

(d) the transfer of escrowed shares to a trustee in bankruptcy or another person or company entitled to the escrowed shares on bankruptcy;

(e) the transfer of escrowed shares to or between a registered retirement savings plan, registered retirement income fund or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to the spouse, children and parents of the shareholder;

(f) the transfer of escrowed shares to an offeror or other person in connection with certain prescribed business combinations; and

(g) any transfer of escrowed shares that the Exchange in its discretion, upon application, may approve.

Risk Factors Relating to Amalco's Business

Upon completion of the Amalgamation, Amalco will carry on the business of EMR. The current operations of EMR and the proposed operations of Amalco are speculative due to the high-risk nature and the current stage of development of its business, which involves the manufacture and operation of drilling rigs. In addition to those risk factors relating to the business of EMR disclosed under the heading *"Information Concerning EMR – Risk Factors"*, the following risk factors relate to the business to be carried on by Amalco.

Stage of Development

An investment in Amalco is subject to certain risks related to the nature of Amalco's business and its early stage of development. There are numerous factors which may affect the success of Amalco's business which are beyond Amalco's control including local, national and international economic and political conditions. Amalco's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. Each of CanElson and EMR has a limited history of operations and there can be no assurance that Amalco's business will be successful or profitable.

Neither CanElson nor EMR has paid any dividends and Amalco is unlikely to pay dividends in the immediate or foreseeable future.

Reliance on Key Personnel

Amalco's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Amalco. The competition for qualified personnel in the oil and natural gas drilling industry is intense and there can be no assurance that Amalco will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Shareholders of Amalco must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Amalco.

Additional Funding Requirements

Amalco currently has no cash flow from its operations. Amalco's cash flow from its operations, once its contemplated drilling rigs are constructed, may not be sufficient to fund its ongoing activities at all times. From time to time, Amalco may require additional financing in order to carry out its operations. Failure to obtain such financing on a timely basis could cause Amalco to reduce or terminate its operations. If Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Amalco.

Issuance of Debt

From time to time Amalco may enter into transactions to acquire assets or the shares of other entities. Those transactions may be financed partially or wholly with debt, which may increase Amalco's debt levels above industry standards. Depending on future plans, Amalco may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Amalco's articles nor its bylaws limit the amount of indebtedness that Amalco may incur. The level of Amalco's future indebtedness from time to time, could impair Amalco's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Management of Growth

Amalco may be subject to growth-related risks including capacity constraints and pressure on its internal systems, controls and personnel. The ability of Amalco to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of Amalco to deal with this growth could have a material adverse impact on its business, operations and prospects.

Dividends

Amalco has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of Amalco, the need for funds to finance ongoing operations and other business considerations as the Amalco Board considers relevant.

Third Party Credit Risk

Amalco is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners and other parties. In the event such entities fail to meet their contractual obligations to Amalco, such failures could have a material adverse effect on Amalco and its cash flow from operations.

Conflicts of Interest

The directors or officers of Amalco may also be directors or officers of other companies involved in the oil and gas industry and situations may arise where they are in a conflict of interest with Amalco, as the case may be. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Amalco to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Auditors, Transfer Agents and Registrars

Upon completion of the Amalgamation, it is anticipated that the transfer agent and registrar for the Amalco Shares will be Olympia Trust Company through its principal office in Calgary, Alberta.

The auditors of Amalco will be Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

GENERAL MATTERS

Sponsor

No sponsor has been retained in connection with the Amalgamation as CanElson has been granted an exemption from sponsorship in accordance with the policies of the Exchange.

Experts Opinions

The following professional persons have prepared reports or provided opinions that are either included in or referred to in this Information Circular.

1. Borden Ladner Gervais LLP has provided the opinion contained under *"Information Concerning the Amalgamation – Certain Canadian Federal Income Tax Considerations"*.

2. Deloitte & Touche LLP, Chartered Accountants, has provided an audit report on the financial statement of CanElson as at August 11, 2008. See Appendix G.

3. Deloitte & Touche LLP, Chartered Accountants, has provided an audit report on the financial statements of EMR for the period ended July 31, 2008. See Appendix H.

4. Deloitte & Touche LLP, Chartered Accountants, has provided a compilation report on the unaudited pro forma financial statements of Amalco after giving effect to the Amalgamation. See Appendix I.

Interests of Experts

As of the date hereof, except for 50,000 CanElson Shares, 39,000 CanElson Options and 25,000 EMR Shares held by Daniel Kolibar, a partner of Borden Ladner Gervais LLP, none of the partners and associates of Borden Ladner Gervais hold or will hold any beneficial interest, direct or indirect, in any securities or property of CanElson, EMR or Amalco or of an associate or affiliate of CanElson, EMR or Amalco. It is anticipated that following the completion of the Amalgamation, Mr. Kolibar will be the Corporate Secretary and a director of Amalco.

Deloitte & Touche LLP, Chartered Accountants, the auditors of CanElson and EMR, is independent of each of CanElson and EMR within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Fees and Expenses

Costs of the Amalgamation, including expenses incurred by CanElson and EMR in respect of legal, accounting, professional advisory fees, transfer agency fees, printing and stock exchange listing fees are estimated to be approximately $100,000 in the aggregate.

Other Material Facts

There are no other material facts relating to CanElson, EMR or Amalco or the proposed Amalgamation not disclosed elsewhere in this Information Circular.

Board Approval

The contents and sending of this Information Circular have been approved by the directors of CanElson and EMR. Where information contained in this Information Circular rests particularly within the knowledge of a person other than CanElson or EMR, CanElson and EMR have relied upon information furnished by such person.

AUDITORS' CONSENT

Consent of Deloitte & Touche LLP

We have read the joint management information circular (the "**Information Circular**") of CanElson Drilling Inc. ("**CanElson**") and EMR Drilling Inc. ("**EMR**") relating to a special meeting of the shareholders of CanElson and EMR with respect to an amalgamation of CanElson and EMR. We have complied with Canadian generally accepted standards for an auditor's involvement with such offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the board of directors of CanElson on the balance sheet of CanElson as at August 11, 2008. Our report is dated August 13, 2008 (except as to Note 5 which is as of October 29, 2008).

We further consent to the use in the above-mentioned Information Circular of our report to the board of directors of EMR on the balance sheet of EMR as at July 31, 2008 and the statement of cash flows for the period from June 30, 2008 to July 31, 2008. Our report is dated September 30, 2008 (except for Note 7(e), which is as of October 29, 2008).

Calgary, Alberta
October 29, 2008

(Signed) "*Deloitte & Touche LLP*"
Chartered Accountants

CERTIFICATE OF CANELSON

Dated: October 29, 2008

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of CanElson Drilling Inc. assuming Completion of the Qualifying Transaction.

(signed) *"Elson McDougald"*
President, Chief Executive Officer and
Chief Financial Officer

(signed) *"Randy Hawkings"*
Director

(signed) *"Henry Lawrie"*
Director

CERTIFICATE OF EMR

Dated: October 29, 2008

The foregoing as it relates to EMR Drilling Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of EMR Drilling Inc.

(signed) *"Elson McDougald"* Chief Executive Officer	(signed) *"Murray Hinz"* Chief Financial Officer
(signed) *"Randy Hawkings"* Director	(signed) *"Daryl Seaman"* Director

APPENDIX A

CanElson Amalgamation Resolution

"**BE IT RESOLVED** as a special resolution that:

1. the amalgamation (the "**Amalgamation**") of CanElson Drilling Inc. ("**CanElson**") and EMR Drilling Inc. ("**EMR**") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "**Amalgamation Agreement**") dated as of October 7, 2008, as amended November 3, 2008, between CanElson and EMR, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "**Exchange**") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of CanElson and EMR dated October 29, 2008 (the "**Information Circular**");

2. the Amalgamation Agreement, substantially in the form attached to the Information Circular as Appendix C, be and is hereby approved, ratified and confirmed;

3. notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the shareholders of CanElson, the directors of CanElson are hereby authorized and empowered without further notice to or approval of the shareholders of CanElson: (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement; and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

4. any director or officer of CanElson be, and such director or officer of CanElson is hereby, authorized, instructed and empowered, acting for, in the name of and on behalf of CanElson, to do or to cause to be done all such other acts and things in the opinion of such director or officer of CanElson as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby."

APPENDIX B

EMR Amalgamation Resolution

"**BE IT RESOLVED** as a special resolution that:

1. the amalgamation (the "**Amalgamation**") of EMR Drilling Inc. ("**EMR**") and CanElson Drilling Inc. ("**EMR**") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "**Amalgamation Agreement**") dated as of October 7, 2008, as amended November 3, 2008, between EMR and CanElson, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "**Exchange**") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of CanElson and EMR dated October 29, 2008 (the "**Information Circular**");

2. the Amalgamation Agreement, substantially in the form attached to the Information Circular as Appendix C, be and is hereby approved, ratified and confirmed;

3. notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the shareholders of EMR, the directors of EMR are hereby authorized and empowered without further notice to or approval of the shareholders of EMR: (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement; and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

4. any director or officer of EMR be, and such director or officer of EMR is hereby, authorized, instructed and empowered, acting for, in the name of and on behalf of EMR, to do or to cause to be done all such other acts and things in the opinion of such director or officer of EMR as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby."

APPENDIX C

Amalgamation Agreement

APPENDIX D

Amalco Option Plan

CANELSON DRILLING INC.

INCENTIVE STOCK OPTION PLAN

1. INTERPRETATION

In this Plan (including this clause), unless there is something in the subject or context inconsistent therewith, words importing the singular number includes the plural and vice versa, words importing the masculine gender includes the feminine and neuter genders and the expressions following have the following meanings, respectively:

(a) "**Associate**" has the meaning ascribed thereto in the Securities Act;

(b) "**Board**" means the Board of Directors of the Corporation;

(c) "**Committee**" means a committee of Directors appointed by the Board as contemplated by Clause 3 hereof;

(d) "**Common Share**" means a voting common share in the capital stock of the Corporation as constituted at •, 2008 and, after any adjustments pursuant to Clause 7 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Clause 7, the holders of Options are then entitled to receive on the exercise thereof;

(e) "**Consultant**" means an individual or company other than an employee or a director of the Corporation that is engaged to provide on an ongoing basis consulting, technical or management or other services to the Corporation under a written contract and spends a significant amount of time and attention on the affairs of the Corporation such that they are knowledgeable about the business and affairs of the Corporation;

(f) "**Corporation**" means CanElson Drilling Inc. and any successor or continuing corporation resulting from any form of corporate reorganization;

(g) "**Early Termination Date**" means, in respect of any Option, 5:00 p.m. (Calgary time) on the date that an Option terminates prior to the Normal Expiry Date;

(h) "**Expiry Date**" means the Normal Expiry Date or the Early Termination Date, as the case may be;

(i) "**Insider**" has the meaning ascribed thereto in the Securities Act;

(j) "**Market Price**" at any date and in respect of an Option, means:

(i) where the Common Shares are not listed and posted for trading on a stock exchange, the value conclusively determined by the Board or Committee, as the case may be, on the Option Date; or

(ii) where the Common Shares are listed and posted for trading on a stock exchange, either:

A. the closing price of the Common Shares on the principal stock exchange on which they are traded on the last business day preceding the Option Date; or

B. if the Common Shares did not trade on the last business day preceding the Option Date, the average of the bid and ask prices in respect of the Common Shares at the close of trading on such date on the principal stock exchange on which the Common Shares are listed and posted for trading;

(k) "**Normal Expiry Date**" means, in respect of any Option, 5:00 p.m. (Calgary time) on the date determined by the Corporation and specified in the particular Option Agreement on which the

Option would normally terminate, which date may not be later than five years after the Option Date;

(l) "**Option**" means a right to purchase Common Shares pursuant to the Plan and an Option Agreement;

(m) "**Option Agreement**" means an agreement entered into between the Corporation and a Participant pursuant to which an Option is granted to a Participant and which contains such provisions not inconsistent with the Plan as the Board or the Committee may determine;

(n) "**Option Date**" means the date on which an Option is granted by the Corporation to a Participant which for greater certainty is the date on which the grant of the Option is approved by the Board or the Committee, as the case may be;

(o) "**Option Shares**" means the Common Shares which a Participant is entitled to purchase under an Option whether or not the rights to purchase all such Common Shares have vested in and to the Optionee;

(p) "**Optionee**" means a Participant who has entered into an Option Agreement with the Corporation;

(q) "**Participant**" means, on any date, a person who is at least one of the following:

(i) a person who is bona fide regularly employed by the Corporation or one of its subsidiaries on that date;

(ii) an officer of the Corporation or one of its subsidiaries on that date;

(iii) a director of the Corporation or one of its subsidiaries on that date;

(iv) a bona fide consultant or advisor to the Corporation or one of its subsidiaries on that date; or

(v) to a corporation, the shares of which are wholly owned by a person described in subclause (i), (ii), (iii) or (iv);

(r) "**Plan**" means the Corporation's "Incentive Stock Option Plan" embodied herein, as from time to time amended;

(s) "**Purchase Price**" means the purchase price of Option Shares under an Option Agreement determined as provided in subclause 6(b) of this Plan; and

(t) "**Securities Act**" means the *Securities Act* (Alberta), as amended.

2. PURPOSE OF THE PLAN

The purpose of the Plan is to develop the interest of Optionees in the growth and development of the Corporation by providing such persons with the incentive and opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

3. ADMINISTRATION, PARTICIPANTS AND ALLOTMENTS

(a) The Board will administer the Plan. The Board may at any time or from time to time delegate to a Committee the responsibility for administering the Plan or elements thereof. The Board, or the Committee if so empowered, will determine from time to time those Participants to whom Options should be granted, the Normal Expiry Date, the number of Common Shares which should be optioned from time to time to any Participant, the Purchase Price and such other terms and conditions of the Option Agreement, not inconsistent with the Plan, as the Board or the Committee in its discretion may determine. The Board or the Committee may prescribe rules and regulations relating to the Plan and any Options granted hereunder and may approve the form and content and prescribe the use of such forms of applications, directions, powers of attorney, and other documents or instruments, either generally or in specific cases, as may be deemed necessary or advisable, for the grant or issuance of Options under the Plan and for the proper administration and operation of the Plan. The Board or the Committee will review the Plan from time to time with a view to making revisions to it, granting additional Options and, in the case of the Committee, making appropriate recommendations to the Board. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or by the Committee constitutes an Option hereunder. An Option granted by the Board or the Committee to a Participant pursuant to the Plan is subject to, and is of no force and effect until, the execution and delivery of, an Option Agreement by both the Corporation and such Participant.

(b) The Corporation is responsible for all costs of administration of the Plan.

(c) The implementation of the Plan, the grant or exercise of any Options pursuant to the Plan and, from time to time, the operation and administration of the Plan is subject to receipt by the Corporation of all necessary approvals, advance rulings, exemptions or registrations required or deemed advisable under applicable law or regulatory policy including without limiting the generality of the foregoing, all necessary approvals or registrations required by any and all stock exchanges upon which the Common Shares are listed and posted for trading.

(d) The Board or the Committee, as the case may be, may at any time and subject to regulatory approvals:

(i) discontinue or terminate the Plan; or

(ii) amend or revise the terms and conditions of the Plan and any outstanding Options granted under the Plan,

provided that no such action adversely affects any Options previously granted under the Plan or the rights of Optionees in respect of those Options without the prior written consent or agreement of those Optionees. Disinterested shareholder approval will be obtained for any reductions in the exercise price of Options held by Insiders.

4. COMMON SHARES SUBJECT TO PLAN

(a) The Corporation reserves for issuance that number of Common Shares equal to 10% of the Corporation's outstanding Common Shares from time to time, for the purposes of issuance pursuant to the exercise of outstanding Options granted to the Participants pursuant to the Plan. In no event may the number of Option Shares issued under the Plan exceed the total number of Common Shares reserved for issuance hereunder.

(b) The number of Option Shares that may be reserved for allotment to any one Participant pursuant to Options in any 12 month period must not exceed 5% of the issued and outstanding Common Shares.

(c) The number of Option Shares that may be reserved for allotment to any one consultant of the Corporation (or any of its subsidiaries) pursuant to Options in any 12 month period must not exceed 2% of the issued and outstanding Common Shares.

(d) The number of Option Shares that may be reserved for allotment to any one person employed to provide investor relations activities pursuant to Options in any 12 month period must not exceed 2% of the issued and outstanding Common Shares. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the Options vesting in any 3 month period and a condition that such Options will expire 30 days after the Optionee ceases to be employed to provide investor relations activities.

For the purposes hereof, the number of issued and outstanding Common Shares is determined as the number of Common Shares that are issued and outstanding immediately prior to a proposed grant of Options excluding Common Shares issued pursuant to share compensation arrangements during the preceding one-year period.

5. PARTICIPATION VOLUNTARY

Participation in the Plan by a Participant is entirely voluntary and does not affect the Participant's employment or continued retainer by, or other engagement with, the Corporation or its subsidiaries. None of the Plan or any Options granted under the Plan of itself gives any Participant the right to continue to be an employee, officer, director or consultant of the Corporation or any subsidiary thereof. None of the terms and conditions governing the Option are affected by any change in the Optionee's employment by or engagement with the Corporation so long as the Optionee continues to be a Participant.

6. CERTAIN TERMS OF OPTION AGREEMENTS

In order to constitute a valid Option granted under this Plan, the Optionee and the Corporation must enter into an Option Agreement in the form acceptable to the Board or the Committee, as the case may be.

An Option Agreement may, in respect of any Option, specify a number or percentage of Option Shares that the Participant may exercise in any specified period, year or number of years. In addition, Option Agreements are deemed to contain the following provisions with respect to the exercise of Options under the Plan:

(a) An Option under the Plan is only exercisable for a minimum of 100 Common Shares at any one time.

(b) The Purchase Price must not be less than the Market Price subject always to the discount from the Market Price allowed under the policies, rules or by-laws of the applicable stock exchange(s) on which the Common Shares are listed and posted for trading, which discount is to be considered in setting the Purchase Price wholly at the discretion of the Board or Committee, as the case may be, and upon exercise of the Option must be paid in full in respect of those Option Shares being acquired in Canadian funds by cash, certified cheque or bank draft payable to or to the order of the Corporation at the time of exercise.

(c) Each Option terminates on its Normal Expiry Date but subject always to the provisions of subclause 6(d) of this Plan.

(d) If, after the Option Date and on or before the exercise in full of the Option or the Normal Expiry Date, the Optionee ceases to be a Participant:

    (i) by reason of the Optionee's permanent physical or mental disability, or death, then such Optionee's Option may be exercised to purchase the total number of Option Shares not previously purchased by the Optionee whether or not the rights to purchase some or all of those Option Shares have previously vested in and are exercisable by the Optionee as at the date of such ceasing to be a Participant, provided such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that is 90 days after the date the Optionee ceases to be a Participant due to such permanent physical or mental disability, or death. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder cease and expire and are of no further force and effect. For greater certainty but without limiting the generality of the foregoing, if the Optionee is deemed to be an employee of the Corporation pursuant to a medical or disability plan of the Corporation or a subsidiary thereof, the Optionee is deemed to be an employee for the purpose of the Plan and the Option; or

(ii) by reason of the Optionee's office, directorship or employment or services agreement with the Corporation terminating or ending otherwise than by reason of permanent physical or mental disability, or death or termination with or without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, then such Optionee's Option may be exercised to purchase the total number of Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee as at the date of such ceasing to be a Participant, provided such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that is 21 days after the date the Optionee ceases to be a Participant due to the termination or ending of the Participant's office, directorship or employment or services agreement. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect; or

(iii) by reason of the Optionee's termination without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee as at the date of such ceasing to be a Participant, provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that the Optionee ceases to be a Participant. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect; or

(iv) by reason of the Optionee's termination, and the Optionee is entitled to reasonable notice of termination or compensation in lieu thereof, then:

A. the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee on or before the date of such ceasing to be a Participant, provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and:

(1) where the Optionee is given a reasonable period of notice prior to termination, the date the Optionee ceases to be a Participant; or

(2) where the Optionee is paid compensation in lieu of reasonable notice of termination, the date that is 21 days after the Optionee ceases to be a Participant; and

B. the Optionee is not entitled:

(1) to further time to exercise the Option during such reasonable notice period or during such specific notice period; or

(2) compensation in lieu thereof by way of general damages, or special damages, whether in contract, tort or otherwise.

Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect.

(e) With respect to subclause 6(d)(i), the rights under the Option exercisable after the death or disability of the Optionee, as therein specified, may be exercised by the person or persons to whom the Optionee's rights under the applicable Option Agreement pass by will or applicable law or, if no such person has such right, by the deceased or disabled Optionee's legal representatives.

(f) If the Optionee does not continue to be a director, officer, consultant or employee of the Resulting Issuer upon completion of the Corporation's Qualifying Transaction (as such terms are defined in the policies of the TSX Venture Exchange), the Options granted hereunder must be exercised by the Optionee within the later of 12 months after completion of the Qualifying Transaction and 90 days after the Participant ceases to become a director, officer, consultant or employee of the Resulting Issuer.

(g) An Optionee has no rights whatsoever as a shareholder in respect of any of the Option Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee has exercised his Option to purchase thereunder, which the Optionee has actually taken up and paid for, and which have been duly issued to the Optionee and are outstanding as fully paid and non-assessable Common Shares.

7. CHANGES IN STOCK

In the event:

(a) of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) of any issuance, dividend or distribution to all or substantially all the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course;

(c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities;

then in any such case:

(e) the Board will proportionately adjust the number of Option Shares available for Options, the number of Option Shares covered by outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the price per Option Share in such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to, or available for, Optionees/Participants; and

(f) the Board, in its discretion, may determine that:

(i) all or any part of the unexercised and unvested outstanding Options granted under the Plan vest and are exercisable on a date specified by the Board and the unexercised and unvested portion of such Options are thereupon deemed to have been vested and are exercisable on and after the date so specified in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year); or

(ii) such Options may be exercisable for a limited period of time only and, if so, the Board will determine such period of time,

and such determination or limitation, once made or set, is deemed to be incorporated into the applicable Option Agreement(s).

8. TAKEOVER BID

Notwithstanding the terms of any Option Agreement and Clause 6 of this Plan:

(a) where an unsolicited Offer for the Common Shares is made, all unexercised and unvested outstanding Options granted under the Plan vest and become immediately exercisable in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year); or

(b) where an Offer for the Common Shares (other than an unsolicited Offer) is made, the Board may by resolution and subject to regulatory approval accelerate the unmatured portions of any outstanding Options so that any unexercised and unvested Options granted under the Plan vest and become exercisable on such terms as the Board so determines (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year).

For the purposes hereof, "Offer" means an offer made generally to the holders of the Corporation's voting securities in one or more jurisdictions to acquire, directly or indirectly, voting securities of the Corporation and which is in the nature of a "takeover bid" as defined in the Securities Act and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the Securities Act. For the purposes hereof, an "unsolicited Offer" means an Offer in respect of which neither the Board nor management of the Corporation solicited, sought out, or otherwise arranged for the offeror party to make such Offer. Any Option remaining unexercised following the earlier of the withdrawal of such Offer and the expiry of such Offer in accordance with its terms again becomes vested or unvested subject to the original terms of the Option Agreement as if the Offer had not been made.

9. SALE OF ASSETS OR CHANGE IN CONTROL

Notwithstanding the terms of any Option Agreement and Clause 6 of this Plan, if:

(a) the Corporation sells or otherwise disposes of all or substantially of its assets; or

(b) any person who does not hold more than 20% of the issued and outstanding Common Shares acquires more than 20% of the outstanding Common Shares without the prior consent of the Board, in any way other than by way of takeover bid (which circumstance is addressed in Clause 8 of this Plan),

all unexercised, unvested and outstanding Options granted under the Plan vest and are immediately exercisable in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year). The Board, in its discretion, may determine whether such Options may be exercisable for a limited period of time only and, if so, the Board will determine such period of time and such determination or limitation, once made or set, is deemed to be incorporated into the applicable Option Agreement(s).

10. COMMON SHARES FULLY PAID AND NON-ASSESSABLE

All Common Shares issued upon the exercise of any Option are to be issued as fully paid and non-assessable Common Shares.

11. CONDITIONS OF ISSUANCE OF SHARES

(a) If at any time the Board or Committee (as the case may be) determines, in its discretion that:

(i) the registration or qualification of the Common Shares which are the subject of any Option Agreement upon, or the consent or approval of, any securities exchange or any stock exchange upon which the Common Shares are listed;

(ii) the registration or qualification under any laws of Canada or any Province thereof or of the United States or any state thereof or the consent or approval of any regulatory authority thereof;

(iii) evidence (in form and content satisfactory to the Board) of the investment intent of the Optionee; or

(iv) an undertaking of the Optionee as to the sale or disposition of such Option Shares that may purchased pursuant to an Option Agreement to the effect that such Option Shares once purchased are not to be traded by the Optionee for a specified period of time,

is necessary or desirable as a condition of the issuance of any Option Shares pursuant to any Option Agreement, then the issuance of any Common Shares is not to be made unless and until such registration, qualification, consent, approval, evidence or undertaking has been effected or obtained free of any condition not acceptable to the Board or Committee.

(b) Any trade by the Optionee in any Common Shares issued to the Optionee pursuant to the Plan including, without limiting the generality of the foregoing, any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of any Common Shares issued to an Optionee pursuant to the Plan, is subject to such regulatory approvals and other restrictions under applicable securities laws and regulatory policies as may be required at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in such Common Shares.

(c) The Corporation cannot assure a profit or protect the Optionee against a loss on the Common Shares purchased under the Plan. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of the exercise of any Option or any subsequent trade.

12. ACCOUNTS AND STATEMENTS

The Corporation will maintain records indicating the number of Options granted to each Optionee and the number of Options exercised under the Plan. Upon written request from an Optionee, the Corporation will furnish to that Optionee a statement indicating the number of Options held on his behalf.

13. RESTRICTION ON TRANSFER

The Options granted to an Optionee are personal and non-assignable and any rights in regard thereto cannot be transferred or assigned except upon the death of the Optionee as provided for in the Plan.

14. INTERPRETATION, AMENDMENT AND DISCONTINUANCE

The Board may interpret the Plan, prescribe, amend or rescind rules and regulations relating to it, and make all other determinations necessary or advisable for its administration. In the event of a conflict between the terms of the Plan and an Option Agreement, the terms of the Plan prevail. The Board may from time to time alter, suspend or discontinue the Plan provided that such alteration, suspension or discontinuance does not, except as specifically noted in this Plan or the Option Agreement, alter or impair any Option such Optionee may have under any Option Agreement previously executed and delivered by the Corporation and such Optionee. Any amendment to this Plan is subject to receipt of any necessary regulatory approvals and any amendment required by applicable law or regulatory policy to be approved by shareholders does not become effective until so approved. Subject to the foregoing provisions of this Clause, the Board may terminate the Plan at any time and, upon such termination, any outstanding Option remains exercisable in accordance with its terms as specified herein and in the Option Agreement.

15. WAIVER

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless the same is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

16. NOTICES

The manner of giving notices to the Corporation or to an Optionee is to be specified in the Option Agreement with such Optionee.

17. GENERAL

(a) This Plan and each Option granted under the Plan are to be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to the Plan is to be treated in all respects as an Alberta contract.

(b) Nothing contained herein restricts or limits or is deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of shares in the capital stock of the Corporation which are not reserved for issuance hereunder.

(c) The Plan and any Option Agreement entered into pursuant hereto enure to the benefit of and are binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement is not transferable or alienable by the Optionee either by assignment or in any other manner whatsoever and, during his lifetime, is vested only in him, but, subject to the terms hereof and of the Option Agreement, enures to the benefit of and is binding upon the legal personal representatives of the Optionee.

18. SHAREHOLDER APPROVAL AND EFFECTIVE DATE

Although this Plan is effective as and from the date hereof, each of the Option Agreements in respect of Options granted pursuant to this Plan is to contain a restriction to the effect that, where the Common Shares are listed and posted for trading on a stock exchange, no Common Shares are to be issued pursuant to the exercise of an Option unless and until this Plan is approved by shareholders of the Corporation (such restriction to be removed or deemed hereby to be of no further effect once shareholder approval is obtained).

•, 2008

APPENDIX E

CanElson Amalco Option Plan Resolution

"**BE IT RESOLVED** as an ordinary resolution that:

1. the stock option plan (the "**Option Plan**") substantially in the form attached as Appendix D to the joint management information circular of CanElson Drilling Inc. ("**CanElson**") and EMR Drilling Inc. ("**EMR**") dated October 29, 2008, be and is hereby approved and adopted as the stock option plan of the corporation to be formed by the amalgamation of CanElson and EMR;

2. the form of Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of CanElson; and

3. any one director or officer of CanElson is authorized and directed, on behalf of CanElson, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal or otherwise) that may be necessary or desirable to give effect to this resolution."

APPENDIX F

EMR Amalco Option Plan Resolution

"**BE IT RESOLVED** as an ordinary resolution that:

1. the stock option plan (the "**Option Plan**") substantially in the form attached as Appendix D to the joint management information circular of CanElson Drilling Inc. ("**CanElson**") and EMR Drilling Inc. ("**EMR**") dated October 29, 2008, be and is hereby approved and adopted as the stock option plan of the corporation to be formed by the amalgamation of CanElson and EMR;

2. the form of Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of EMR; and

3. any one director or officer of EMR is authorized and directed, on behalf of EMR, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal or otherwise) that may be necessary or desirable to give effect to this resolution."

APPENDIX G

Financial Statement of CanElson

APPENDIX H

Financial Statements of EMR

APPENDIX I

Pro Forma Financial Statements of Amalco

APPENDIX J

Section 191 of the ABCA

Shareholder's right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX K

Terms of Reference of the Audit Committee

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE AMALGAMATION OF CANELSON DRILLING INC. AND EMR DRILLING INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, OLYMPIA TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES OF CANELSON DRILLING INC.

Please read the instructions set out below carefully before completing this Letter of Transmittal.

TO: **CANELSON DRILLING INC.**

AND TO: **OLYMPIA TRUST COMPANY, AS DEPOSITARY**

This letter of transmittal (the "**Letter of Transmittal**") is for use by the registered holders ("**CanElson Shareholders**") of common shares ("**CanElson Shares**") of CanElson Drilling Inc. ("**CanElson**") in connection with the proposed amalgamation (the "**Amalgamation**") of CanElson and EMR Drilling Inc. ("**EMR**"), that will be submitted for approval at the special meeting of CanElson Shareholders (the "**Meeting**") to be held on Tuesday, December 9, 2008. CanElson Shareholders are referred to the joint management information circular of CanElson and EMR dated October 29, 2008 (the "**Information Circular**") which accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Information Circular.

Pursuant to the amalgamation agreement dated October 7, 2008, as amended November 3, 2008 (the "**Amalgamation Agreement**") between CanElson and EMR, CanElson and EMR have agreed to amalgamate pursuant to Section 181 of the *Business Corporations Act* (Alberta) to form a new company ("**Amalco**") which will carry on business under the name "CanElson Drilling Inc.". A copy of the Amalgamation Agreement is attached as Appendix C to the Information Circular. Pursuant to the Amalgamation Agreement, CanElson Shareholders will receive one (1) common share in the capital of Amalco ("**Amalco Share**") in exchange for each CanElson Share held.

Olympia Trust Company (the "**Depositary**") is the depositary for the receipt of this Letter of Transmittal. See the back page of this Letter of Transmittal for delivery instructions.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificate(s) representing CanElson Shares deposited with the Depositary.

The undersigned delivers to you the enclosed certificate(s) representing CanElson Shares to be exchanged for certificate(s) representing Amalco Shares pursuant to and in accordance with the Amalgamation Agreement:

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name of Registered Holder**	**Number of CanElson Shares**
	Total:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my CanElson Share certificates have been lost, stolen or destroyed. Please review Instruction 7 below for the procedure to replace lost or destroyed certificates. (Check box if applicable)

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed CanElson Shares and has good title to the rights represented by the above mentioned certificate(s), free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to deliver such certificate(s);

2. represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3. acknowledges receipt of the Information Circular;

4. represents and warrants that it is resident in the jurisdiction set out in *"Address of CanElson Shareholder"* on page 3 of this Letter of Transmittal;

5. acknowledges that if the Amalgamation is approved at the Meeting, including any adjournment thereof, unless the Amalgamation is not subsequently completed, the deposit of CanElson Shares pursuant to this Letter of Transmittal is irrevocable;

6. directs the Depositary to, as soon as reasonably practicable following completion of the Amalgamation, issue or cause to be issued the Amalco Shares to which the undersigned is entitled upon completion of the Amalgamation in the name indicated below and to send the Amalco Shares to the address, or hold the same for pick-up, as indicated in this Letter of Transmittal;

7. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing CanElson Shares for certificate(s) representing Amalco Shares;

8. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

9. agrees that by virtue of this Letter of Transmittal, the undersigned is deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any CanElson Shares deposited pursuant to the Amalgamation will be determined by CanElson in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on CanElson, Amalco, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under *"Special Registration Instructions"* or *"Special Delivery Instructions"* below (in which case delivery should be made in accordance with those instructions), the Amalco Share certificates should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no address or delivery instructions are made, to the latest address of record on the share register maintained by the Depositary, in its capacity as transfer agent for CanElson). If the Amalgamation is not completed and the Amalgamation Agreement is terminated, or if CanElson or EMR terminate their obligations under the Amalgamation Agreement in accordance with its terms, the undersigned directs the Depositary to return the enclosed certificate(s) to the address of the undersigned as indicated on the share register maintained by the Depositary, in its capacity as transfer agent for CanElson.

Non-registered CanElson Shareholders should contact their nominee (i.e. broker, investment dealer, bank, trust company or other nominee) which holds their CanElson Share certificate(s) on their behalf to arrange for their exchange.

Signatures guaranteed by *(if required under Instruction 4):*

DATED________________________, 2008.

____

Authorized Signature of Guarantor

____

Signature of CanElson Shareholder or Authorized Representative (*see Instructions 3 and 5)*

____

Name of Guarantor *(please print or type)*

____

Address of CanElson Shareholder

____

Address of Guarantor *(please print or type)*

____

____

____

Telephone Number of CanElson Shareholder

____

Facsimile Number of CanElson Shareholder

____

Social Insurance Number or U.S. Resident Taxpayer Identification Number of CanElson Shareholder *(must be provided)*

____

Name of CanElson Shareholder *(please print or type)*

____

Name of Authorized Representative, if applicable *(please print or type)*

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instructions 2 and 4)

To be completed ONLY if the certificate(s) for Amalco Shares are to be registered in a name other than the name of the undersigned. If this box is completed, the signature must be guaranteed. See Instructions 2 and 4 below.

In the Name of: ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

____
Telephone Number *(during business hours)*

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 2 and 4)

To be completed ONLY if the certificate(s) for Amalco Shares are to be delivered to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned. If this box is completed, the signature must be guaranteed. See Instructions 2 and 4 below.

In the Name of: ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

____
Telephone Number *(during business hours)*

BOX C

To be checked only if the certificate(s) for Amalco Shares are to he held for pick-up rather than mailed, at the office of the Depositary at which this Letter of Transmittal is deposited.

☐

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the CanElson Shares and all other required documents must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing CanElson Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office specified on the back page of this document. It is recommended that the necessary documentation be hand delivered to the Depositary, at its office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested. **CanElson Shareholders whose CanElson Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those CanElson Shares.**

2. Special Registration and Special Delivery Instructions

Box A – *Special Registration Instructions* must be completed if the certificate(s) for Amalco Shares are to be issued in the name of a person other than the person signing the Letter of Transmittal. Box B – *Special Delivery Instructions* must be completed if the certificate(s) for the Amalco Shares are to be sent to someone other than the person signing the Letter of Transmittal, or to the person signing the Letter of Transmittal at an address other than that appearing on the books of CanElson. Box C should be completed only if the certificate(s) for Amalco Shares are to be held by the Depositary for pick-up. If either Box A or Box B are completed, the signature on the Letter of Transmittal must be guaranteed. See Instruction 4 below.

3. Signatures

(a) This Letter of Transmittal must be duly completed and signed by the CanElson Shareholder (or by such CanElson Shareholder's duly authorized representative in accordance with Instruction 5 below).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the CanElson Shares or if the Amalco Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If (a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the CanElson Shares, or (b) the Amalco Shares are to be registered in a name other than the name of such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register maintained by the Depositary, in its capacity as transfer agent for CanElson, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "**Eligible Institution**" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. CanElson and the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for CanElson Shares, additional certificate numbers and the number of CanElson Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If CanElson Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing CanElson Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the CanElson Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7. Lost or Destroyed Certificates

If a share certificate representing CanElson Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Calgary office of the Depositary together with a letter describing the loss. The Depositary will respond with replacement requirements, which must be properly completed and returned prior to effecting the exchange. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they may contact you.

8. Privacy Notice from the Depositary

Olympia Trust Company is committed to protecting individuals' personal information. In the course of providing our services, we receive non-public personal information from transactions we perform for investors, forms sent to us, other communications we have with investors or representatives, etc. This information could include name, address, social insurance number, social security number, securities holdings and other financial information. We use this to administer investor accounts, to better serve investors' and clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Policy* to tell you more about our information practices and how personal information is protected. It is available at our website, www.olympiatrust.com.

Office of the Depositary

Olympia Trust Company

Telephone: (403) 261-0900
Toll Free (Canada): 1-888-767-7277
Fax: (403) 265-1455
Web Site: www.olympiatrust.com
Email: corporateactions@olympiatrust.com

By Ordinary Mail

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention: Corporate Actions

Toronto

Olympia Transfer Services Inc.
Suite 920, 120 Adelaide Street West
Toronto, Ontario
M5H 1T1

Attention: Corporate Actions

Any questions and requests for assistance may be directed by CanElson Shareholders to the Depositary at the telephone numbers, email address and locations set out above.

CANELSON DRILLING INC.

INSTRUMENT OF PROXY FOR HOLDERS OF COMMON SHARES OF CANELSON DRILLING INC.

FOR THE SPECIAL MEETING OF HOLDERS OF COMMON SHARES TO BE HELD ON TUESDAY, DECEMBER 9, 2008

The undersigned holder of common shares ("**CanElson Shares**") of CanElson Drilling Inc. ("**CanElson**") hereby appoints Elson J. McDougald, President, Chief Executive Officer and Chief Financial Officer of CanElson, or failing him, Randy Hawkings, a director of CanElson, or instead of any of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for the undersigned at the special meeting of holders of CanElson Shares to be held on Tuesday, December 9, 2008, at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W., Calgary, Alberta at the hour of 9:00 a.m. (Calgary time), and at any adjournment thereof (the "**Meeting**"), and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general authorization and power given hereby, the undersigned hereby directs the said proxyholder to vote the CanElson Shares represented by this Instrument of Proxy in the following manner (**check** (✓) the appropriate box:

1. **FOR** ☐ or **AGAINST** ☐ (and if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the joint management information circular of CanElson and EMR Drilling Inc. ("**EMR**") dated October 29, 2008 (the "**Information Circular**"), to approve the amalgamation agreement dated October 7, 2008, as amended November 3, 2008, between CanElson and EMR, pursuant to which CanElson and EMR will amalgamate under the provisions of the *Business Corporations Act* (Alberta) and continue as a new corporation ("**Amalco**"), all as more particularly described in the Information Circular.

2. **FOR** ☐ or **AGAINST** ☐ (and if no specification is made, FOR) passing, with or without variation, the ordinary resolution set forth in the Information Circular to approve the stock option plan of Amalco, all as more particularly described in the Information Circular.

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of management of CanElson. The CanElson Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for and on behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this ______ day of ____________________, 2008.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

NOTES:

1. This Instrument of Proxy confers discretionary authority for the above named proxyholder to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this Instrument of Proxy or such other matters that may properly come before the Meeting.

2. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the CanElson Shares are registered. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholder by CanElson.

3. If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

4. If CanElson Shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this Instrument of Proxy exactly as registered. If CanElson Shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, this Instrument of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to this Instrument of Proxy.

5. This Instrument of Proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and is received by Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the Meeting or any adjournment thereof.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE AMALGAMATION OF CANELSON DRILLING INC. AND EMR DRILLING INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, OLYMPIA TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES OF EMR DRILLING INC.

Please read the instructions set out below carefully before completing this Letter of Transmittal.

TO: **EMR DRILLING INC.**

AND TO: **OLYMPIA TRUST COMPANY, AS DEPOSITARY**

This letter of transmittal (the "**Letter of Transmittal**") is for use by the registered holders ("**EMR Shareholders**") of common shares ("**EMR Shares**") of EMR Drilling Inc. ("**EMR**") in connection with the proposed amalgamation (the "**Amalgamation**") of EMR and CanElson Drilling Inc. ("**CanElson**"), that will be submitted for approval at the special meeting of EMR Shareholders (the "**Meeting**") to be held on Tuesday, December 9, 2008. EMR Shareholders are referred to the joint management information circular of CanElson and EMR dated October 29, 2008 (the "**Information Circular**") which accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Information Circular.

Pursuant to the amalgamation agreement dated October 7, 2008, as amended November 3, 2008 (the "**Amalgamation Agreement**") between CanElson and EMR, CanElson and EMR have agreed to amalgamate pursuant to Section 181 of the *Business Corporations Act* (Alberta) to form a new company ("**Amalco**") which will carry on business under the name "CanElson Drilling Inc.". A copy of the Amalgamation Agreement is attached as Appendix C to the Information Circular. Pursuant to the Amalgamation Agreement, EMR Shareholders will receive one (1) common share in the capital of Amalco ("**Amalco Share**") in exchange for each EMR Share held.

Olympia Trust Company (the "**Depositary**") is the depositary for the receipt of this Letter of Transmittal. See the back page of this Letter of Transmittal for delivery instructions.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificate(s) representing EMR Shares deposited with the Depositary.

The undersigned delivers to you the enclosed certificate(s) representing EMR Shares to be exchanged for certificate(s) representing Amalco Shares pursuant to and in accordance with the Amalgamation Agreement:

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name of Registered Holder**	**Number of EMR Shares**
	Total:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my EMR Share certificates have been lost, stolen or destroyed. Please review Instruction 7 below for the procedure to replace lost or destroyed certificates. (Check box if applicable)

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed EMR Shares and has good title to the rights represented by the above mentioned certificate(s), free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to deliver such certificate(s);

2. represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3. acknowledges receipt of the Information Circular;

4. represents and warrants that it is resident in the jurisdiction set out in *"Address of EMR Shareholder"* on page 3 of this Letter of Transmittal;

5. acknowledges that if the Amalgamation is approved at the Meeting, including any adjournment thereof, unless the Amalgamation is not subsequently completed, the deposit of EMR Shares pursuant to this Letter of Transmittal is irrevocable;

6. directs the Depositary to, as soon as reasonably practicable following completion of the Amalgamation, issue or cause to be issued the Amalco Shares to which the undersigned is entitled upon completion of the Amalgamation in the name indicated below and to send the Amalco Shares to the address, or hold the same for pick-up, as indicated in this Letter of Transmittal;

7. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing EMR Shares for certificate(s) representing Amalco Shares;

8. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

9. agrees that by virtue of this Letter of Transmittal, the undersigned is deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EMR Shares deposited pursuant to the Amalgamation will be determined by EMR in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on EMR, Amalco, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under *"Special Registration Instructions"* or *"Special Delivery Instructions"* below (in which case delivery should be made in accordance with those instructions), the Amalco Share certificates should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no address or delivery instructions are made, to the latest address of record on the share register maintained by EMR). If the Amalgamation is not completed and the Amalgamation Agreement is terminated, or if CanElson or EMR terminate their obligations under the Amalgamation Agreement in accordance with its terms, the undersigned directs the Depositary to return the enclosed certificate(s) to the address of the undersigned as indicated on the share register maintained by EMR.

Non-registered EMR Shareholders should contact their nominee (i.e. broker, investment dealer, bank, trust company or other nominee) which holds their EMR Share certificate(s) on their behalf to arrange for their exchange.

Signatures guaranteed by *(if required under Instruction 4):*

DATED________________________, 2008.

____
Authorized Signature of Guarantor

____
Name of Guarantor *(please print or type)*

____
Address of Guarantor *(please print or type)*

____

____
Signature of EMR Shareholder or Authorized Representative
(see Instructions 3 and 5)

____
Address of EMR Shareholder

____

____
Telephone Number of EMR Shareholder

____
Facsimile Number of EMR Shareholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number of EMR Shareholder
(must be provided)

____
Name of EMR Shareholder *(please print or type)*

____
Name of Authorized Representative, if applicable
(please print or type)

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instructions 2 and 4)

To be completed ONLY if the certificate(s) for Amalco Shares are to be registered in a name other than the name of the undersigned. If this box is completed, the signature must be guaranteed. See Instruction 4 below.

In the Name of: ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

____
Telephone Number *(during business hours)*

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 2 and 4)

To be completed ONLY if the certificate(s) for Amalco Shares are to be delivered to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned. If this box is completed, the signature must be guaranteed. See Instruction 4 below.

In the Name of: ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

____
Telephone Number *(during business hours)*

BOX C

To be checked only if the certificate(s) for Amalco Shares are to he held for pick-up rather than mailed, at the office of the Depositary at which this Letter of Transmittal is deposited.

☐

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the EMR Shares and all other required documents must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing EMR Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office specified on the back page of this document. It is recommended that the necessary documentation be hand delivered to the Depositary, at its office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested. **EMR Shareholders whose EMR Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those EMR Shares.**

2. Special Registration and Special Delivery Instructions

Box A – *Special Registration Instructions* must be completed if the certificate(s) for Amalco Shares are to be issued in the name of a person other than the person signing the Letter of Transmittal. Box B – *Special Delivery Instructions* must be completed if the certificate(s) for the Amalco Shares are to be sent to someone other than the person signing the Letter of Transmittal, or to the person signing the Letter of Transmittal at an address other than that appearing on the books of EMR. Box C should be completed only if the certificate(s) for Amalco Shares are to be held by the Depositary for pick-up. If either Box A or Box B are completed, the signature on the Letter of Transmittal must be guaranteed. See Instruction 4 below.

3. Signatures

(a) This Letter of Transmittal must be duly completed and signed by the EMR Shareholder (or by such EMR Shareholder's duly authorized representative in accordance with Instruction 5 below).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the EMR Shares or if the Amalco Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If (a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the EMR Shares, or (b) the Amalco Shares are to be registered in a name other than the name of such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register maintained by the Depositary, in its capacity as transfer agent for EMR, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "**Eligible Institution**" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. EMR and the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for EMR Shares, additional certificate numbers and the number of EMR Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If EMR Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing EMR Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the EMR Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7. Lost or Destroyed Certificates

If a share certificate representing EMR Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Calgary office of the Depositary together with a letter describing the loss. The Depositary will respond with replacement requirements, which must be properly completed and returned prior to effecting the exchange. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they may contact you.

8. Privacy Notice from the Depositary

Olympia Trust Company is committed to protecting individuals' personal information. In the course of providing our services, we receive non-public personal information from transactions we perform for investors, forms sent to us, other communications we have with investors or representatives, etc. This information could include name, address, social insurance number, social security number, securities holdings and other financial information. We use this to administer investor accounts, to better serve investors' and clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Policy* to tell you more about our information practices and how personal information is protected. It is available at our website, www.olympiatrust.com.

Office of the Depositary

Olympia Trust Company

Telephone: (403) 261-0900
Toll Free (Canada): 1-888-767-7277
Fax: (403) 265-1455
Web Site: www.olympiatrust.com
Email: corporateactions@olympiatrust.com

By Ordinary Mail

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention: Corporate Actions

Toronto

Olympia Transfer Services Inc.
Suite 920, 120 Adelaide Street West
Toronto, Ontario
M5H 1T1

Attention: Corporate Actions

Any questions and requests for assistance may be directed by EMR Shareholders to the Depositary at the telephone numbers, email address and locations set out above.

EMR DRILLING INC.

INSTRUMENT OF PROXY FOR HOLDERS OF COMMON SHARES OF EMR DRILLING INC.

FOR THE SPECIAL MEETING OF HOLDERS OF COMMON SHARES TO BE HELD ON TUESDAY, DECEMBER 9, 2008

The undersigned holder of common shares ("**EMR Shares**") of EMR Drilling Inc. ("**EMR**") hereby appoints Elson J. McDougald, Chief Executive Officer of EMR, or failing him, Randy Hawkings, President and Chief Operating Officer of EMR, or instead of any of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for the undersigned at the special meeting of holders of EMR Shares to be held on Tuesday, December 9, 2008, at the offices of Borden Ladner Gervais LLP, 1100, 400 - 3rd Avenue S.W., Calgary, Alberta at the hour of 9:30 a.m. (Calgary time), and at any adjournment thereof (the "**Meeting**"), and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general authorization and power given hereby, the undersigned hereby directs the said proxyholder to vote the EMR Shares represented by this Instrument of Proxy in the following manner (**check (✓)** the appropriate box:

1. **FOR** ☐ or **AGAINST** ☐ (and if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the joint management information circular of EMR and CanElson Drilling Inc. ("**CanElson**") dated October 29, 2008 (the "**Information Circular**"), to approve the amalgamation agreement dated October 7, 2008, as amended November 3, 2008, between EMR and CanElson, pursuant to which EMR and CanElson will amalgamate under the provisions of the *Business Corporations Act* (Alberta) and continue as a new corporation ("**Amalco**"), all as more particularly described in the Information Circular.

2. **FOR** ☐ or **AGAINST** ☐ (and if no specification is made, FOR) passing, with or without variation, the ordinary resolution set forth in the Information Circular to approve the stock option plan of Amalco, all as more particularly described in the Information Circular.

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of management of EMR. The EMR Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for and on behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this ______ day of ___________________, 2008.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

NOTES:

1. This Instrument of Proxy confers discretionary authority for the above named proxyholder to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this Instrument of Proxy or such other matters that may properly come before the Meeting.

2. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the EMR Shares are registered. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholder by EMR.

3. If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

4. If EMR Shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this Instrument of Proxy exactly as registered. If EMR Shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, this Instrument of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to this Instrument of Proxy.

5. This Instrument of Proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and is received by Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the Meeting or any adjournment thereof.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by CanElson Drilling Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of CanElson Drilling Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 12, 2008.

CANELSON DRILLING INC.

By: E. McDougald
Name: ELSON McDOUGALD
Title: CEO.

EMR DRILLING INC.

By: WR Hawkings
Name: RANDY HAWKINGS
Title: President & COO

EXHIBIT INDEX

Exhibit	Description
2.1	The escrow agreement dated September 8, 2008 between CanElson Drilling Inc., Olympia Trust Company and certain of the CanElson shareholders.
2.2	The transfer agency and registrarship agreement dated September 8, 2008, between CanElson Drilling Inc. and Olympia Trust Company
2.3	The press release of CanElson Drilling Inc. dated September 26, 2008
2.4	The material change report of CanElson Drilling Inc. dated September 29, 2008

Exhibit 2.1

FORM 2F

CPC ESCROW AGREEMENT

THIS AGREEMENT is made as of the 8th day of September, 2008.

AMONG:

CANELSON DRILLING INC.
(the **Issuer**)

AND:

OLYMPIA TRUST COMPANY
(the **Escrow Agent**)

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a **Securityholder** or **you**)

(collectively, the **Parties**)

This Agreement is being entered into by the Parties under Exchange *Policy 2.4 - Capital Pool Companies* (the **Policy**) in connection with a listing of a Capital Pool Company on the TSX Venture Exchange (the **Exchange**).

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities (**escrow securities**) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any shares of the Issuer upon exercise of a stock option granted by the Issuer prior to Completion of the Qualifying Transaction, (**option securities**) you will deposit them with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those option securities. When this Agreement refers to **escrow securities,** it includes option securities.

(3) If you receive any other securities (**additional escrow securities**):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 7 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to escrow securities, it includes additional escrow securities.

(4) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of option securities or additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Provisions

The provisions of Schedule B(1) and B(2) are incorporated into and form part of this Agreement.

2.2 Release Provisions for Option Securities

The Escrow Agent will release any option securities upon receiving notice from the Exchange that the Issuer has completed a Qualifying Transaction.

2.3 Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

(a) the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

2.7 Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8 Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Escrow securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Early Release – Graduation to Tier 1

(1) When a CPC or Resulting Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2) If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in *Policy 2.1 – Minimum Listing Requirements*, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3) If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

(a) issue a news release disclosing:

(i) that it has been accepted for graduation to Tier 1; and

(ii) the number of escrow securities to be released and the dates of release under the new schedule; and

(b) provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4) Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule B(1) will be replaced with release schedule B(2).

(5) Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4 CANCELLATION OF ESCROWED SECURITIES

4.1 Delisting of the CPC

If the Issuer fails to complete a Qualifying Transaction, as defined in the applicable Exchange Policy, within 24 months following the date of listing of the Issuer and the Exchange issues an Exchange Bulletin that the Issuer will be delisted, the Issuer must immediately notify the Escrow Agent.

4.2 Cancellation of Certain Escrow Securities Held by Related Parties of the CPC

(1) If the Issuer is delisted prior to Completion of a Qualifying Transaction,

(a) the Escrow Agent will deliver a notice to the Issuer, including any certificates possessed by the Escrow Agent which evidence the escrow securities held by Related Parties to the CPC which were purchased prior to the IPO of the CPC at a discount to the IPO price. (the **Discount** Seed Shares); and

(b) the Issuer and the Escrow Agent must either:

(i) take such action as is necessary to cancel the Discount Seed Shares pursuant to the Policy, or

(ii) if the Issuer is moved to NEX, take such action as is necessary to immediately cancel that number of Discount Seed Shares held by Related Parties to the CPC as determined by a vote of the shareholders of the Issuer pursuant to section 14.13 of the Policy.

(2) For the purposes of cancellation of Discount Seed Shares, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

4.3 Cancellation of Other Escrow Securities

(1) Any escrow securities which have not been released from escrow under this Agreement as at 4:30 p.m. (Vancouver time) or 5:30 p.m. (Calgary time) on the date which is the 10th anniversary of the date of delisting from the Exchange must immediately be cancelled. The Escrow Agent must deliver a notice to the Issuer, including any certificates possessed by the Escrow Agent which evidence the escrowed securities. The Issuer and Escrow Agent must take all actions as may be necessary to expeditiously effect cancellation.

(2) For the purposes of cancellation of escrow securities under this Agreement, each Securityholder hereby irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

PART 5. DEALING WITH ESCROW SECURITIES

5.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

5.2 Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange Acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

5.3 Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

5.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

5.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 6 PERMITTED TRANSFERS WITHIN ESCROW

6.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange on which the Issuer is listed has been received;

(c) an acknowledgment in the form of Form 5E signed by the transferee; and

(d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) A transfer within escrow is a trade within the meaning of securities legislation and may require an exemption or discretionary order.

6.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii) the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer; and

(iii) any required approval from the Exchange has been received;

(b) an acknowledgment in the form of Form 5E signed by the transferee; and

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

6.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Form 5E signed by

(i) the trustee in bankruptcy or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

6.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution provided that:

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent;

and

(d) an acknowledgement in the form of Form 5E signed by the financial institution.

6.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that.

(a) you make application under the applicable Exchange Policy of the intent to transfer at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

6.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of escrow securities to the transferees under this Part 6.

6.7 Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 7 BUSINESS COMBINATIONS

7.1 Business Combinations

This Part applies to the following (**business combinations**):

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

7.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities, and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b) written consent of the Exchange; and

(c) any other information concerning the business combination as the Escrow Agent may reasonably require.

7.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 7.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 7.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

7.4 Release of Escrow Securities to Depositary

(1) The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application under the applicable Exchange Policy of the intent to release the tendered securities on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

7.5 Escrow of New Securities

If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities.

7.6 Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii) containing a list of the securityholders whose new securities are subject to escrow under section 7.5;

(iii) containing a list of the securityholders whose new securities are not subject to escrow under section 7.5; and

(b) written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 7.5; and

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is a Tier 2 Issuer, and the successor issuer is a Tier 1 Issuer, the release provisions relating to graduation will apply.

PART 8 RESIGNATION OF ESCROW AGENT

8.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow

Agent.

(7) If any changes are made to Part 9 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

PART 9 OTHER CONTRACTUAL ARRANGEMENTS

9.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

9.2 Release of Escrowed Securities

The Escrow Agent will not release escrowed securities until the Issuer has provided the Escrow Agent a copy of the Final Exchange Bulletin.

9.3 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

9.4 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

9.5 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

9.6 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

9.7 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

9.8 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

9.9 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 10 INDEMNIFICATION OF THE EXCHANGE

10.1 Indemnification

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b) agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c) agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action,

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2) This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 11 NOTICES

11.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Olympia Trust Company
Suite 2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Attention: Manager, Client Services - Corporate and Shareholder Services
Fax: (403) 265-1455

11.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

CanElson Drilling Inc.
808, 4th Avenue S.W.
Calgary, Alberta T2P 3E8
Attention: President
Fax: (403) 252-4310

11.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each securityholder's address as listed on the Issuer's share register.

11.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

11.5 Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 12 GENERAL

12.1 Interpretation – holding securities

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in *Policy 1.1 - Interpretation* or in *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions*.

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

12.2 Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

12.3 Termination, Amendment, and Waiver of Agreement

(1) Subject to subsection 12.3(3), this Agreement shall only terminate:

(a) with respect to all the Parties:

(i) as specifically provided in this Agreement;

(ii) subject to section 12.3(2), upon the agreement of all Parties; or

(iii) when the escrow securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b) with respect to a Party:

(i) as specifically provided in this Agreement; or

(ii) if the Party is a Securityholder, when all of the Securityholder's escrow securities have been released from escrow pursuant to this Agreement.

(2) An agreement to terminate this Agreement pursuant to section 12.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been consented to in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 10.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) has been approved in writing by the Exchange; and

(c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

12.4 Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

12.5 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

12.6 Time

Time is of the essence of this Agreement.

12.7 Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

12.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

12.9 Governing Laws

The laws of Alberta and the applicable laws of Canada will govern this Agreement.

12.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

12.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

12.12 Language

This Agreement has been drawn up in the English language at the request of all parties. Cet acte a été rédigé en anglais à la demande de toutes les parties.

12.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

12.14 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

12.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

OLYMPIA TRUST COMPANY

Dean Naugler
Manager, Client Services

____
Authorized signatory

Michelle Chow
Corporate Administrator

____
Authorized signatory

CANELSON DRILLING INC.

____
Authorized signatory

____
Authorized signatory

12.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

12.12 Language

This Agreement has been drawn up in the English language at the request of all parties. Cet acte a été rédigé en anglais à la demande de toutes les parties.

12.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

12.14 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

12.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

OLYMPIA TRUST COMPANY

____
Authorized signatory

____
Authorized signatory

CANELSON DRILLING INC.

E. McDougald
Authorized signatory

____
Authorized signatory

Signed, sealed and delivered by
Elson J. McDougald in the presence of:

Robyn Bourgeois
Name

1000, 400-3rd Avenue S.W.
Address

Calgary, Alberta T2P 4H2

Lawyer
Occupation

E. McDougald
Elson J. McDougald

Signed, sealed and delivered by
Pat McDougald in the presence of:

Robyn Bourgeois
Name

1000, 400-3rd Avenue S.W.
Address

Calgary, Alberta T2P 4H2

Lawyer
Occupation

P. M. McDougald
Pat McDougald

Signed, sealed and delivered by
Cliff McDougald in the presence of:

Pat McDougald
Name

Box 837
Address

DRUMHELLER AB T0J 0Y0

Accountant
Occupation

Cliff McDougald
Cliff McDougald

Signed, sealed and delivered by
David McDougald in the presence of:

P.M McDougald
Name

Box 837
Address

Drumheller, AB T0J 0Y0

Occupation

David McDougald

Signed, sealed and delivered by
Brad McDougald in the presence of:

Pat McDougald
Name

Box 837
Address

Drumheller, AB T0J 0Y0

Accountant
Occupation

Brad McDougald
Brad McDougald

Signed, sealed and delivered by
Randy Hawkings in the presence of:

Debra McBeth
Name

11608 Braton Pl. SW
Address

Calgary, Alberta T2W 1B3

book keeper
Occupation

WR Hawkings
Randy Hawkings

Signed, sealed and delivered by
Debra McBeth in the presence of:

Randy Hawkings
Name

11008 Braton Pl SW
Address

Calgary, AB T2W 1B3

engineer
Occupation

Debra McBeth
Debra McBeth

Signed, sealed and delivered by
Jordan Hawkings in the presence of:

Debra McBeth
Name

11008 Braton Pl SW
Address

Calgary, Alberta T2W 1B3

book Keeper
Occupation

Jordan Hawkings
Jordan Hawkings

Signed, sealed and delivered by
Courtney Hawkings in the presence of:

Debra McBeth
Name

11008 Braton Pl SW
Address

Calgary, Alberta T2W 1B3

book Keeper
Occupation

C Hawkings
Courtney Hawkings

Occupation

Signed, sealed and delivered by
Jordan Hawkings in the presence of:

Name

Address

Occupation

Jordan Hawkings

Signed, sealed and delivered by
Courtney Hawkings in the presence of:

Name

Address

Occupation

Courtney Hawkings

Signed, sealed and delivered by
Michael Smith in the presence of:

Name

Address

Occupation

Michael Smith

Signed, sealed and delivered by
Karen Smith in the presence of:

Name	)	
_______________________________	)	
Address	)	Karen Smith
	)	
_______________________________	)	
Occupation	)	

Signed, sealed and delivered by **Daryl Seaman** in the presence of:	)	
_______________________________	)	
Name	)	
_______________________________	)	
Address	)	**Daryl Seaman**
_______________________________	)	
_______________________________	)	
Occupation	)	

Signed, sealed and delivered by
Michael Smith in the presence of:

____
Name

____
Address

____

____
Occupation

____
Michael Smith

Signed, sealed and delivered by
Karen Smith in the presence of:

____
Name

____
Address

____

____
Occupation

____
Karen Smith

Signed, sealed and delivered by
Daryl Seaman in the presence of:

Name JEAN BROWN

#2320, 300 - 5 Avenue S.W.
Address

Calgary, Ab T2P 3C4

Secretary
Occupation

____
Daryl Seaman

Signed, sealed and delivered by
Donald Seaman in the presence of: ABlack

Alyssa Black
Name

2320, 300 - 5th Avenue SW
Address

Calgary, AB T2P 3C4

Office Assistant
Occupation

Donald Seaman

Signed, sealed and delivered by
Daniel G. Kolibar in the presence of:

Name

Address

Occupation

Daniel G. Kolibar

Signed, sealed and delivered by
Henry Lawrie in the presence of:

Name

Address

Occupation

Henry Lawrie

Signed, sealed and delivered by **Donald Seaman** in the presence of:	)	
______________________ Name	)	
______________________ Address	)	______________________ **Donald Seaman**
______________________	)	
______________________ Occupation	)	

Signed, sealed and delivered by **Daniel G. Kolibar** in the presence of:	)	
Robyn Bourgeois Name	)	
1000, 400 - 3rd Avenue S.W. Address	)	Daniel Kolibar **Daniel G. Kolibar**
Calgary, Alberta T2P 4H2	)	
Lawyer Occupation	)	

Signed, sealed and delivered by **Henry Lawrie** in the presence of:	)	
______________________ Name	)	
______________________ Address	)	______________________ **Henry Lawrie**
______________________	)	
______________________ Occupation	)	

HAYWOOD SECURITIES INC. ITF LM2-0005-C

HAYWOOD SECURITIES INC.

BY ....

AUTHORIZED SIGNATURE

AUTHORIZING RESOLUTIONS FILED

WITH VANCOUVER STOCK EXCHANGE

Authorized signatory

Authorized signatory

SIGNATURE GUARANTEED

MEDALLION GUARANTEED

HAYWOOD SECURITIES INC. ITF LM2-0905-C

HAYWOOD SECURITIES INC.

BY ....

AUTHORIZED SIGNATURE

AUTHORIZING RESOLUTIONS FILED

WITH VANCOUVER STOCK EXCHANGE

Authorized signatory

Authorized signatory

SIGNATURE GUARANTEED

MEDALLION GUARANTEED

HAYWOOD SECURITIES INC.

20531939

HAYWOOD SECURITIES INC.

HAYWOOD SECURITIES INC. ITF LM2-1185-C

BY ....

AUTHORIZED SIGNATURE

AUTHORIZING RESOLUTIONS FILED

WITH VANCOUVER STOCK EXCHANGE

Authorized signatory

Authorized signatory

SIGNATURE GUARANTEED

MEDALLION GUARANTEED

20531939

Schedule "A" to Escrow Agreement

Securityholder

Name: Elson J. McDougald

Signature: E. McDougald

Address for Notice:

Box 837
Drumheller, Alberta T0J 0Y0

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Pat McDougald

Signature: P.M. McDougald

Address for Notice:

Box 837
Drumheller, Alberta T0J 0Y0

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Cliff McDougald

Signature: [signature]

Address for Notice:

Box 837
Drumheller, Alberta T0J 0Y0

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: David McDougald

Signature: [signature]

Address for Notice:

Box 837
Drumheller, Alberta T0J 0Y0

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Brad McDougald

Signature: Brad McDougald

Address for Notice:

Box 837
Drumheller, Alberta T0J 0Y0

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Randy Hawkings

Signature: WR Hawkings

Address for Notice:

11008 Braton Place S.W.
Calgary, Alberta T2W 1B3

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Debra McBeth

Signature: [signature]

Address for Notice:

11008 Braton Place S.W.
Calgary, Alberta T2W 1B3

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Jordan Hawkings

Signature: [signature]

Address for Notice:

#210-11301 OakField Dr. S.W.
Calgary, AB T2W 4M2

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Courtney Hawkings

Signature: CHawkings

Address for Notice:

11008 Braton
Place S.W. Calgary.

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Michael Smith

Signature: ______________________

Address for Notice:

____

____

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Courtney Hawkings

Signature: ______________________

Address for Notice:

____

____

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Michael Smith

Signature: [signature]

Address for Notice:

Box 115

Carlyle Sask SOC ORO

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Karen Smith

Signature: ______________________

Address for Notice:

____

Securityholder

Name: Courtney Hawkings

Signature: ____________________

Address for Notice:

____

____

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Michael Smith

Signature: ____________________

Address for Notice:

____

____

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Karen Smith

Signature: ____________________

Address for Notice:

Box 115 Carlyle, SK S0C0R0

Securityholder

Name: Karen Smith

Signature: ______________________

Address for Notice:

____

____

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	100,000	

Securityholder

Name: Daryl Seaman

Signature: [signature]

Address for Notice:

2320, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Donald Seaman

Signature: ______________________

Address for Notice:

2320, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Daniel G. Kolibar

Signature: ______________________

Address for Notice:

1000, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	50,000	

Securityholder

Name: Donald Seaman

Signature: ______________________

Address for Notice:

2320, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Daniel G. Kolibar

Signature: [signature]

Address for Notice:

1000, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	50,000	

Securityholder

Name: Henry Lawrie

Signature: ____________________

Address for Notice:

____

____

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	50,000	

Securityholder

Name: Haywood Securities Inc.
ITF LM2-0005-C

HAYWOOD SECURITIES INC.

Signature: BY ____________________
AUTHORIZED SIGNATURE
AUTHORIZING RESOLUTIONS FILED
WITH VANCOUVER STOCK EXCHANGE

Address for Notice:

Suite 2000, 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	200,000	

Securityholder

Name: Haywood Securities Inc.
ITF LM2-0905-C

HAYWOOD SECURITIES INC.
BY
AUTHORIZED SIGNATURE
AUTHORIZING RESOLUTIONS FILED
WITH VANCOUVER STOCK EXCHANGE

Signature: ______________________

Address for Notice:

Suite 2000, 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	200,000	

Securityholder

Name: Haywood Securities Inc.
ITF LM2-1485-C

HAYWOOD SECURITIES INC.
BY
AUTHORIZED SIGNATURE
AUTHORIZING RESOLUTIONS FILED
WITH VANCOUVER STOCK EXCHANGE

Signature: ______________________

Address for Notice:

Suite 2000, 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Securities:

Class or description	***Number***	***Certificate(s) (if applicable)***
Common Shares	25,000	

SCHEDULE B(1) – CPC ESCROW SECURITIES

RELEASE SCHEDULE

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Final Exchange Bulletin]	10% 1/10 of your escrow securities	302,500
[Insert date 6 months following Final Exchange Bulletin]	1/6 of your remaining escrow securities	453,750
[Insert date 12 months following Final Exchange Bulletin]	1/5 of your remaining escrow securities	453,750
[Insert date 18 months following Final Exchange Bulletin]	1/4 of your remaining escrow securities	453,750
[Insert date 24 months following Final Exchange Bulletin]	1/3 of your remaining escrow securities	453,750
[Insert date 30 months following Final Exchange Bulletin]	1/2 of your remaining escrow securities	453,750
[Insert date 36 months following Final Exchange Bulletin]	all of your remaining escrowed securities	453,750
TOTAL	100%	3,025,000

In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Final Exchange Bulletin.

SCHEDULE B(2) – TIER 1 ISSUER - ESCROW SECURITIES

RELEASE SCHEDULE

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Final Exchange Bulletin]	**1/4 of your escrow securities**	**756,250**
[Insert date 6 months following Final Exchange Bulletin]	**25% 1/3 of your remaining escrow securities**	**756,250**
[Insert date 12 months following Final Exchange Bulletin]	**1/2 of your remaining escrow securities**	**756,250**
[Insert date 18 months following Final Exchange Bulletin]	**all of your remaining escrowed securities**	**756,250**
TOTAL	**100%**	**3,025,000**

In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

Exhibit 2.2

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

TRANSFER AGENCY AND REGISTRARSHIP AGREEMENT

THIS AGREEMENT made as of the 8th day of September, 2008.

BETWEEN:

CANELSON DRILLING INC.,
(the "Corporation") a company duly incorporated under the laws of Alberta, having its registered office in the City of Calgary, Alberta

OF THE FIRST PART

and

OLYMPIA TRUST COMPANY,
("Olympia Trust") a trust company duly incorporated under the laws of Alberta, having an office in the City of Calgary, Alberta

OF THE SECOND PART

NOW THEREFORE, this Agreement witnesses that, in consideration of the mutual premises and agreements contained herein, the parties hereto covenant and agree as follows:

1. APPOINTMENT OF TRANSFER AGENT AND REGISTRAR

The Corporation hereby appoints Olympia Trust as of the date of this Agreement (the "effective date") Transfer Agent and Registrar to keep the register(s) of holders and the register(s) of transfers at its principal office in the City of Calgary for the Common shares (the "shares") in the capital of the Corporation. Olympia Trust hereby accepts such appointment upon the terms and conditions contained herein.

2. APPOINTMENT OF DIVIDEND DISBURSING AGENT

The Corporation hereby appoints Olympia Trust as Dividend Disbursing Agent to disburse dividends to shareholders of the Corporation, which may be declared from time to time on the shares of the Corporation after receipt by Olympia Trust of the certified copy of the resolution of the Board of Directors of the Corporation declaring such dividends. The Corporation hereby agrees to deliver to Olympia Trust, at least one business day before each dividend disbursement date, funds in an amount sufficient for the payment of such dividend. Olympia Trust hereby accepts such appointment upon the terms and conditions contained herein.

3. REGISTER OF HOLDERS AND OF TRANSFERS

Subject to any laws and government regulations in force from time to time and to any general or particular written instruction that the Board of Directors of the Corporation may from time to time give Olympia Trust, Olympia Trust shall:

a) maintain the Corporation's register(s) of holders and register(s) of transfers (collectively, the "registers") and unissued share certificates;

b) permit transfers of shares to be made in the register(s) of transfers by holders of shares or their duly authorized agent and shall cancel certificates for shares surrendered for the purpose of such transfers;

c) record the particulars of all transfers of shares upon the register(s) of transfers or any branch register(s) of transfers;

d) make such entries from time to time in the register(s) as may be necessary in order that the accounts of each holder be properly and accurately kept and that transfers of shares be properly recorded; and

e) upon the request of the Corporation and at the Corporation's expense, provide lists, statements, entries, information, material or other reasonable documents concerning transfers and other matters prepared by Olympia Trust as Transfer Agent and Registrar of the Corporation.

The Corporation agrees that so long as this Agreement is in force, it shall issue no certificates for shares without such certificates being countersigned by Olympia Trust in its capacity as Transfer Agent and Registrar.

The Corporation represents and warrants that all shares issued and outstanding as the date of this Agreement are issued as fully paid and non-assessable and that with respect to future allotments and issuances of shares, Olympia Trust shall issue and regard such shares as fully paid and non-assessable.

In the case of loss, theft or destruction of a share certificate, the holder of such certificate must deliver to Olympia Trust: (a) evidence satisfactory to Olympia Trust and the Corporation of the loss, theft or destruction of such certificate; and (b) an indemnity bond satisfactory to Olympia Trust and the Corporation.

4. SIGNATORIES

The Corporation shall deliver any appointment of signatories and specimen signatures of the Directors and/or Officers authorized to sign share certificates and other documents which may be required from time to time by Olympia Trust. Until notified in writing by the Corporation, Olympia Trust may assume the signatures of the Officers of the Corporation on share certificates delivered to Olympia Trust by or on behalf of the Corporation are the signatures of Officers authorized to sign certificates for shares.

The Corporation undertakes to provide Olympia Trust with all possible assistance in identifying the signatures of shareholders so that Olympia Trust may be in a position to guard against illegal transfers.

Olympia Trust may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or person(s) or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer and in so doing Olympia Trust shall be held harmless by the Corporation from all liability and expense if Olympia Trust acted in good faith.

5. ADVICE OF COUNSEL AND ADVISORS

Olympia Trust is hereby authorized, at its discretion and at the expense of the Corporation:

(a) to refer all documents or requests relating to any transfers to the Corporation's legal department and at its discretion to either the Corporation's solicitors or to the solicitors for Olympia Trust for direction and advice and Olympia Trust, in so doing, shall be held harmless from any liability for any action taken by it in accordance with such instructions or advice. Olympia Trust may however, pass on any documents which appear to it to be in order, and in such cases shall be held harmless by the Corporation from any liability and expense if Olympia Trust acted in good faith; and

(b) to employ such counsel, consultants, experts, advisors or agents as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for the negligent actions or misconduct of such parties.

6. SUB-AGENTS

The Corporation acknowledges and agrees that Olympia may, notwithstanding any other provision of this Agreement, appoint one or more agents ("sub-agents") to maintain branch register(s) of transfers.

7. LIMIT OF LIABILITY

The transfer of any shares in respect of a share certificate presented to Olympia Trust may be refused by it until such time as it is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Olympia Trust shall not incur any liability in refusing in good faith to effect any transfer which in its judgement is improper or unauthorized, or in carrying out in good faith any transfer which in its judgment is proper or authorized. Olympia Trust shall be entitled to treat as valid any certificate for shares purporting to have been issued by or on behalf of the Corporation prior to the date of this Agreement.

Olympia Trust shall be fully protected and held harmless by the Corporation in all cases where Olympia Trust has acted in accordance with the Corporation's instructions.

Provided Olympia Trust has acted in good faith and without negligence, the Corporation shall and does hereby indemnify and save harmless Olympia Trust, its directors, officers, employees, agents and assigns (the "Indemnified Parties") from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, costs, expenses and disbursements including legal and advisor fees and disbursements of whatever kind and nature which may at any time be imposed on, incurred by or asserted against Olympia Trust howsoever arising from or out of any act or omission of Olympia Trust pursuant to or in relation to this Agreement whether or not such act or omission arises from the exercise of the judgement of Olympia Trust, any applicable legislation, regulation or order, or the reliance by Olympia Trust or instructions or advice given to Olympia Trust by the Corporation or instructions or advice of counsel for the Corporation or its own independent legal counsel or other advisor. The indemnity shall survive removal or resignation of Olympia Trust and termination of this Agreement.

The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding.

Olympia Trust shall be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement, but will do so at the request of the Corporation provided that the Corporation furnishes indemnity satisfactory to Olympia Trust against any liability, cost or expense which might be incurred.

Olympia Trust shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, of fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its bad faith or willful misconduct.

In the event Olympia Trust is in breach of this Agreement or its duties hereunder or any agreement or duties relating to any other services that Olympia Trust may provide to the Corporation in connection with or in any way relating to this Agreement or Olympia Trust's duties hereunder, Olympia Trust shall not be liable for any claims or damages of any kind or nature whatsoever, even in the event of Olympia Trust's negligence, except to the extent that Olympia Trust has acted in bad faith or willful misconduct.

8. PROTECTION OF TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Olympia Trust shall:

(a) retain the right not to act and shall not be liable for refusing to act unless it has received clear documentation. Such documentation must not require the exercise of any discretion or independent judgment;

(b) disburse funds hereunder only to the extent that funds have been deposited with it;

(c) if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn;

(d) incur no liability with respect to the delivery or non-delivery of any share certificate whether delivered by hand, mail or other means; and

(e) if it shall hold any amount on account of dividends or other distributable amount which is unclaimed or which cannot be paid for any reason, be under no obligation to invest or reinvest the same but shall only be obligated to hold same in a current or other non-interest bearing account pending payment to the person or persons entitled thereto, and shall be entitled to retain for its own account any benefit earned by the holding of same prior to its disposition in accordance with this Agreement.

9. DOCUMENTS

The Corporation agrees that it will promptly furnish to Olympia Trust from time to time:

a) copies of all constating documents and by-laws of the Corporation;

b) copies of all resolutions of the Board of Directors of the Corporation allotting or providing for the issue of shares;

c) that number of unissued share certificates as are reasonably requested;

d) any and all documents and proceedings relating to increases and reductions in the Corporation's capital, the reorganization of or change in its capital or the bankruptcy or winding-up of the Corporation or the surrender of its charter; and

e) upon request by Olympia, any and all material documents relating to the Corporation's business affairs.

10. CUSTODY

All share certificates surrendered to Olympia Trust for cancellation shall be held by it for a period of ten years. Olympia Trust shall not be required to hold such share certificates after the expiry of such period and the Corporation agrees to instruct Olympia Trust from time to time as to the disposal to be made of them.

11. ASSIGNMENT

This Agreement may be assigned by Olympia Trust without notice to another transfer agent and registrar if the latter is either a related party of Olympia Trust or a successor in title to Olympia Trust. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

12. NOTICES

Any notice or notification to be given by one party to this Agreement to the other party to this Agreement shall be in writing and delivered by hand or sent by first class mail, courier, or by facsimile transmission and shall be delivered to the following address:

If to the Corporation:

CanElson Drilling Inc.
808, 4th Avenue S.W.
Calgary, Alberta T2P 3E8
Attention: President
Facsimile: (403) 252-4310

and to the following address if to Olympia Trust:

Olympia Trust Company
Suite 2300, 125 – 9th Avenue SE
Calgary, Alberta T2G 0P6
Attention: Manager, Client Services
Corporate & Shareholder Services
Facsimile: (403) 265-1455

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified herein. Any such notice or communication shall be deemed to have been given and received on the business day after it is so delivered or sent.

13. FEES AND EXPENSES

The Corporation shall pay Olympia Trust for its services in accordance with the existing tariff or schedule of fees, which fees are subject to revision from time to time during the term of this Agreement and shall reimburse Olympia Trust for all costs and expenses, including the fees, disbursements and expenses of any sub-agents, advisors and legal counsel, if applicable, incurred for the carrying out of its duties hereunder. The current rates are shown on the accompanying Schedule "A". Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement or of any tariff or schedule of fees, the Corporation agrees to pay Olympia Trust such additional compensation, costs and expenses as are agreed between the parties to be warranted by any additional time, effort and/or responsibility incurred or expended by Olympia Trust in order to comply with any laws it may be subject to as Transfer Agent, Registrar and Dividend Disbursing Agent.

Any amount due under this section and unpaid 30 days after request for such payment will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by Olympia Trust, payable on demand. All amounts so payable and the interest thereon will be payable out of any assets in the possession of Olympia Trust in priority to amounts owing to any other persons.

The Corporation shall consider the fees of Olympia Trust to be confidential information to the extent that such fees are not represented by a published schedule, and shall not disclose such fees to a third party without Olympia Trust's consent.

14. FURTHER ASSURANCES AND CO-OPERATION

The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances and execute all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement. The parties further acknowledge that the implementation of this Agreement will require the co-operation and assistance of each of them.

15. TERMINATION

Olympia Trust shall deliver over to the Corporation the said books and shareholders records and any documents and papers connected therewith or with the business of the Corporation transacted hereunder, upon termination of this Agreement and after full execution by the Corporation of all its obligations in accordance with the terms and conditions of this Agreement, including the payment of all fees owed. A receipt signed by the President or Vice President or Secretary of the Corporation shall be a valid discharge to Olympia Trust.

In the event the Corporation defaults in its payment obligations to Olympia Trust in accordance with the fees set out in Schedule "A", as amended from time to time, within forty-five (45) days following the end of each month, Olympia Trust shall have the right to immediately terminate this Agreement, subject to Olympia Trust's rights and recourses under the Agreement.

Olympia Trust shall be entitled in addition to the above remedies to any other rights and recourses it may have against the Corporation.

This Agreement may be terminated by either the Corporation or Olympia Trust upon three months' notice, in writing, being given to the other.

This Agreement shall be governed by the laws of the Province of Alberta.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the effective date.

CANELSON DRILLING INC.

per: E. McDougald
Elson J. McDougald
President and Chief Executive Officer

per: R. Hawkings
Randy Hawkings
Chief Operating Officer

OLYMPIA TRUST COMPANY

per: ______________________________
Signature

____
Name & Title

per: ______________________________
Signature

____
Name & Title

This Agreement shall be governed by the laws of the Province of Alberta.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the effective date.

CANELSON DRILLING INC.

per: ______________________________
Elson J. McDougald
President and Chief Executive Officer

per: ______________________________
Randy Hawkings
Chief Operating Officer

OLYMPIA TRUST COMPANY

per: ______________________________
Dean Naugler
Manager, Client Services

per: ______________________________
Michelle Chow
Account Officer

Exhibit 2.3

CANELSON DRILLING INC.

PRESS RELEASE

CanElson Drilling Inc. Announces Letter of Intent to Amalgamate with EMR Drilling Inc.

September 26, 2008 - Calgary, Alberta: CanElson Drilling Inc. (the "**Corporation**") (TSXV: CDI.P) announces that it has entered into a letter of intent with EMR Drilling Inc. ("**EMR**") dated September 25, 2008 ("**Letter of Intent**"), to amalgamate with EMR (the "**Amalgamation**") and continue the operations of EMR under the name CanElson Drilling Inc.

EMR is a private company incorporated under the laws of Alberta and is engaged in the manufacture and operation of drilling rigs for the oil and gas industry in the Western Canadian Sedimentary Basin. EMR may also expand its operations into the U.S. CanElson is a "capital pool company" and intends for the Amalgamation to constitute the "Qualifying Transaction" of the Corporation as such term is defined in the policies of the TSX Venture Exchange ("**Exchange**"). The Amalgamation is not a Non-Arms's Length Qualifying Transaction as defined in the policies of the Exchange.

Highlights of the Amalgamation

Pursuant to the terms of the Letter of Intent, the parties will negotiate and enter into a definitive amalgamation agreement on or before October 7, 2008. The definitive agreement will contain customary representations and warranties by the Corporation in favour of EMR and by EMR in favour of CanElson and such other customary terms, covenants and conditions as would be customary for a transaction of this nature. Pursuant to the Amalgamation, the shareholders of EMR will exchange each one of their common shares of EMR for one common share of the amalgamated company and the shareholders of CanElson will exchange each one of their common shares of CanElson for one common share of the amalgamated company. The Amalgamation has received approval of the boards of directors of both companies and will require shareholder approval of both companies prior to the Amalgamation being effected.

The Corporation currently has 4,100,000 common shares and 510,000 options to acquire an additional 510,000 common shares issued and outstanding. EMR currently has 22,000,001 common shares, 712,000 options to acquire an additional 712,000 common shares and agent's warrants to acquire an additional 900,000 common shares issued and outstanding. No person or company beneficially owns more than 10% of the outstanding common shares of EMR. Upon completion of the Amalgamation, the amalgamated company will have 26,100,001 common shares, 1,222,000 options and 900,000 Agent's Warrants issued and outstanding and carry on the business of EMR as currently constituted.

Summary of Operational Information Relating to EMR

The following information relating to EMR has been provided to the Corporation by EMR.

EMR commenced operations on June 30, 2008. It raised gross proceeds of $44 million by way of private placements completed in July and August, and intends to use the net proceeds towards its rig construction program along with debt financing, the terms of which are still being negotiated. EMR expects the construction of its first rig to be completed in November and its second rig to be completed in January 2009. It has signed drilling contracts for both of these rigs. EMR expects to continue building additional new drilling rigs through 2009, subject to market conditions.

Management and Directors of the Resulting Issuer

Upon completion of the Amalgamation the officers and directors of the amalgamated company will be as follows:

Elson McDougald	-	Chairman and Chief Executive Officer
Randy Hawkings	-	President and Chief Operating Officer and Director
Murray Hinz	-	Chief Financial Officer
Lawrence Kolasa	-	Vice President, Rig Construction
Michael Smith	-	Vice President and General Manager (Saskatchewan)
Dan Kolibar	-	Corporate Secretary and Director
Henry Lawrie	-	Director
Don Seaman	-	Director

Each of Messrs. McDougald, Hawkings, Kolibar and Lawrie are currently directors and/or officers of the Corporation. In addition, Messrs. McDougald and Hawkings are currently directors and officers of EMR.

The following is a brief description of the background and experience of Messrs. Hinz, Smith and Kolasa, who will be officers of the amalgamated company.

Murray Hinz, CA - Chief Financial Officer

Mr. Hinz has 14 years experience in accounting, auditing and consulting services. Mr. Hinz is currently the President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman) and previous to that, he held the same position with PricewaterhouseCoopers (Calgary). From 1994 to 2000, Mr. Hinz was an accountant for Kenway Mack Slusarchuk Stewart in Calgary. Mr. Hinz has a Bachelor of Commerce from the University of Saskatchewan, is a member of the Institute of Chartered Accountants of Alberta and is a Certified Financial Planner.

Michael Smith - Vice President and General Manager (Saskatchewan)

Mr. Smith has over 25 years experience in the oilfield services sector in Southeast Saskatchewan. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign Energy Services ("**Ensign**") where he managed 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003.

Lawrence Kolasa - Vice President, Rig Construction

Mr. Kolasa has over 24 years experience in the oilfield services and drilling rig construction business. Mr. Kolasa was the field supervisor for Western Lakota Energy Services Inc. ("**Western Lakota**") and was responsible for constructing all of Western Lakota's rigs. Prior to joining Western Lakota, Mr. Kolasa was a rig manager for Tetonka Drilling Inc. and Precision Drilling Corp. His fieldwork includes the areas of Alberta, British Columbia, Saskatchewan, the Northwest Territories and Texas.

For a description of the background and experience of Messrs. McDougald, Hawkings, Kolibar and Lawrie, please see the prospectus of the Corporation dated September 9, 2008, which is available on SEDAR at www.sedar.com.

Summary of Financial Information for EMR

Financial statements of EMR as required by the Exchange, were not available at the time this press release was prepared. However, management of EMR has provided the Corporation with the following estimated financial information of EMR as at August 31, 2008.

	August 31, 2008 (unaudited)
Cash	$35,800,000
Accrued receivables (GST and interest)	$400,000
Rig costs and deposits	$7,000,000
Accounts payable	$1,200,000
Share equity	$42,000,000

The cash is currently being held in an interest-bearing chequing account with a major chartered bank.

The Corporation will file with the Exchange audited financial information of EMR as at July 31, 2008 in due course.

Sponsorship

The Exchange has granted the Corporation an exemption from the sponsorship requirements of the Exchange in connection with the Amalgamation.

Conditions to Closing

Completion of the transaction is subject to a number of conditions, including but not limited to Exchange acceptance and if applicable pursuant to Exchange Requirements, majority of the minority shareholder approval. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

In accordance with the policies of the Exchange, the common shares of the Corporation are currently halted from trading. It is expected that the common shares of the Corporation will resume trading on the Exchange on September 30, 2008 under the stock symbol "CDI.P".

For further information contact:

CanElson Drilling Inc.
Elson McDougald, Chief Executive Officer
Tel: 403-266-3922

EMR Drilling Inc.
Randy Hawkings, President
Tel: 403-815-7108

Forward-Looking Information Cautionary Statement

Certain statements contained in this release constitute forward-looking information. These statements relate to future events or the Corporation's future performance. The use of any of the words "could", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Corporation's current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. In particular, the Corporation's stated expectation as to the execution of a formal amalgamation agreement and the completion of the Amalgamation and EMR's stated expectations for the construction of drilling rigs are statements containing forward looking information. Actual results and developments may differ materially from those contemplated by this forward-looking information depending on, among other things, the risks that the parties will not proceed with the Amalgamation, that the ultimate terms of the Amalgamation will differ from those that are currently contemplated, that the Amalgamation will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities) and that EMR will not be able to complete the construction of drilling rigs as contemplated. The Corporation disclaims any intention or obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

The TSX Venture Exchange has in no way passed upon the merits of the proposed Amalgamation and has neither approved or disapproved the contents of this press release.

Exhibit 2.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

CanElson Drilling Inc. (the "**Corporation**")
515, 808 4th Avenue S.W.
Calgary, Alberta
T2P 3E8

Item 2. **Date of Material Change**

September 25, 2008.

Item 3. **News Release**

A press release was disseminated on September 26, 2008 via Marketwire.

Item 4. **Summary of Material Change**

The Corporation announced that it entered into a letter of intent with EMR Drilling Inc. ("**EMR**") dated September 25, 2008, to amalgamate with EMR and continue the operations of EMR under the name CanElson Drilling Inc.

Item 5. **Full Description of Material Change**

5.1 Full Description of Material Change

For a full description of the material change, please refer to the press release of the Corporation dated September 26, 2008 attached hereto as Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Elson J. McDougald – President and Chief Executive Officer
Phone: (403) 266-3922

Item 9. **<u>Date of Report</u>**

September 29, 2008.

SCHEDULE "A"

CANELSON DRILLING INC.

PRESS RELEASE

CanElson Drilling Inc. Announces Letter of Intent to Amalgamate with EMR Drilling Inc.

September 26, 2008 - Calgary, Alberta: CanElson Drilling Inc. (the "**Corporation**") (TSXV: CDI.P) announces that it has entered into a letter of intent with EMR Drilling Inc. ("**EMR**") dated September 25, 2008 ("**Letter of Intent**"), to amalgamate with EMR (the "**Amalgamation**") and continue the operations of EMR under the name CanElson Drilling Inc.

EMR is a private company incorporated under the laws of Alberta and is engaged in the manufacture and operation of drilling rigs for the oil and gas industry in the Western Canadian Sedimentary Basin. EMR may also expand its operations into the U.S. CanElson is a "capital pool company" and intends for the Amalgamation to constitute the "Qualifying Transaction" of the Corporation as such term is defined in the policies of the TSX Venture Exchange ("**Exchange**"). The Amalgamation is not a Non-Arms's Length Qualifying Transaction as defined in the policies of the Exchange.

Highlights of the Amalgamation

Pursuant to the terms of the Letter of Intent, the parties will negotiate and enter into a definitive amalgamation agreement on or before October 7, 2008. The definitive agreement will contain customary representations and warranties by the Corporation in favour of EMR and by EMR in favour of CanElson and such other customary terms, covenants and conditions as would be customary for a transaction of this nature. Pursuant to the Amalgamation, the shareholders of EMR will exchange each one of their common shares of EMR for one common share of the amalgamated company and the shareholders of CanElson will exchange each one of their common shares of CanElson for one common share of the amalgamated company. The Amalgamation has received approval of the boards of directors of both companies and will require shareholder approval of both companies prior to the Amalgamation being effected.

The Corporation currently has 4,100,000 common shares and 510,000 options to acquire an additional 510,000 common shares issued and outstanding. EMR currently has 22,000,001 common shares, 712,000 options to acquire an additional 712,000 common shares and agent's warrants to acquire an additional 900,000 common shares issued and outstanding. No person or company beneficially owns more than 10% of the outstanding common shares of EMR. Upon completion of the Amalgamation, the amalgamated company will have 26,100,001 common shares, 1,222,000 options and 900,000 Agent's Warrants issued and outstanding and carry on the business of EMR as currently constituted.

Summary of Operational Information Relating to EMR

The following information relating to EMR has been provided to the Corporation by EMR.

EMR commenced operations on June 30, 2008. It raised gross proceeds of $44 million by way of private placements completed in July and August, and intends to use the net proceeds towards its rig construction program along with debt financing, the terms of which are still being negotiated. EMR expects the construction of its first rig to be completed in November and its second rig to be completed in January 2009. It has signed drilling contracts for both of these rigs. EMR expects to continue building additional new drilling rigs through 2009, subject to market conditions.

Management and Directors of the Resulting Issuer

Upon completion of the Amalgamation the officers and directors of the amalgamated company will be as follows:

Elson McDougald	-	Chairman and Chief Executive Officer
Randy Hawkings	-	President and Chief Operating Officer and Director
Murray Hinz	-	Chief Financial Officer
Lawrence Kolasa	-	Vice President, Rig Construction
Michael Smith	-	Vice President and General Manager (Saskatchewan)
Dan Kolibar	-	Corporate Secretary and Director
Henry Lawrie	-	Director
Don Seaman	-	Director

Each of Messrs. McDougald, Hawkings, Kolibar and Lawrie are currently directors and/or officers of the Corporation. In addition, Messrs. McDougald and Hawkings are currently directors and officers of EMR.

The following is a brief description of the background and experience of Messrs. Hinz, Smith and Kolasa, who will be officers of the amalgamated company.

Murray Hinz, CA - Chief Financial Officer

Mr. Hinz has 14 years experience in accounting, auditing and consulting services. Mr. Hinz is currently the President of Marazul Consulting Inc., an international financial consulting firm. Prior thereto, from 2004 to 2007, he was controller and financial analyst for Ritz Carlton Resort Development in Grand Cayman. From 2001 to 2004, he was a financial business advisor with Deloitte & Touche (Grand Cayman) and previous to that, he held the same position with PricewaterhouseCoopers (Calgary). From 1994 to 2000, Mr. Hinz was an accountant for Kenway Mack Slusarchuk Stewart in Calgary. Mr. Hinz has a Bachelor of Commerce from the University of Saskatchewan, is a member of the Institute of Chartered Accountants of Alberta and is a Certified Financial Planner.

Michael Smith - Vice President and General Manager (Saskatchewan)

Mr. Smith has over 25 years experience in the oilfield services sector in Southeast Saskatchewan. From 2005 to 2008, Mr. Smith was a field supervisor for Ensign Energy Services ("**Ensign**") where he managed 8 drilling rigs. Prior thereto, Mr. Smith was a rig manager for Big Sky Drilling Ltd., which was acquired by Ensign in 2003.

Lawrence Kolasa - Vice President, Rig Construction

Mr. Kolasa has over 24 years experience in the oilfield services and drilling rig construction business. Mr. Kolasa was the field supervisor for Western Lakota Energy Services Inc. ("**Western Lakota**") and was responsible for constructing all of Western Lakota's rigs. Prior to joining Western Lakota, Mr. Kolasa was a rig manager for Tetonka Drilling Inc. and Precision Drilling Corp. His fieldwork includes the areas of Alberta, British Columbia, Saskatchewan, the Northwest Territories and Texas.

For a description of the background and experience of Messrs. McDougald, Hawkings, Kolibar and Lawrie, please see the prospectus of the Corporation dated September 9, 2008, which is available on SEDAR at www.sedar.com.

Summary of Financial Information for EMR

Financial statements of EMR as required by the Exchange, were not available at the time this press release was prepared. However, management of EMR has provided the Corporation with the following estimated financial information of EMR as at August 31, 2008.

	August 31, 2008 (unaudited)
Cash	$35,800,000
Accrued receivables (GST and interest)	$400,000
Rig costs and deposits	$7,000,000
Accounts payable	$1,200,000
Share equity	$42,000,000

The cash is currently being held in an interest-bearing chequing account with a major chartered bank.

The Corporation will file with the Exchange audited financial information of EMR as at July 31, 2008 in due course.

Sponsorship

The Exchange has granted the Corporation an exemption from the sponsorship requirements of the Exchange in connection with the Amalgamation.

Conditions to Closing

Completion of the transaction is subject to a number of conditions, including but not limited to Exchange acceptance and if applicable pursuant to Exchange Requirements, majority of the minority shareholder approval. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

In accordance with the policies of the Exchange, the common shares of the Corporation are currently halted from trading. It is expected that the common shares of the Corporation will resume trading on the Exchange on September 30, 2008 under the stock symbol "CDI.P".

For further information contact:

CanElson Drilling Inc.
Elson McDougald, Chief Executive Officer
Tel: 403-266-3922

EMR Drilling Inc.
Randy Hawkings, President
Tel: 403-815-7108

Forward-Looking Information Cautionary Statement

Certain statements contained in this release constitute forward-looking information. These statements relate to future events or the Corporation's future performance. The use of any of the words "could", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Corporation's current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. In particular, the Corporation's stated expectation as to the execution of a formal amalgamation agreement and the completion of the Amalgamation and EMR's stated expectations for the construction of drilling rigs are statements containing forward looking information. Actual results and developments may differ materially from those contemplated by this forward-looking information depending on, among other things, the risks that the parties will not proceed with the Amalgamation, that the ultimate terms of the Amalgamation will differ from those that are currently contemplated, that the Amalgamation will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities) and that EMR will not be able to complete the construction of drilling rigs as contemplated. The Corporation disclaims any intention or obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

The TSX Venture Exchange has in no way passed upon the merits of the proposed Amalgamation and has neither approved or disapproved the contents of this press release.

END